Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

by and between

FRONTIER COMMUNICATIONS CORPORATION

and

VERIZON COMMUNICATIONS INC.

Dated as of February 5, 2015

4.8	Litigation and Claims	35
4.9	Taxes	36
4.10	Employees and Employee Benefits	38
4.11	Labor and Employment Matters	40
4.12	Compliance with Laws; Communications Authorizations	41
4.13	Environmental Matters	41
4.14	Intellectual Property	43
4.15	Contracts	44
4.16	Absence of Changes	45
4.17	Assets	45
4.18	Communications Licenses	47
4.19	Title to Property	47
4.20	Real Property	47
4.21	Finders’ Fees	48
4.22	Customers	48
4.23	Newco	48

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

5.1	Organization and Qualification	49
5.2	Corporate Authorization	49
5.3	Consents and Approvals	49
5.4	Non-Contravention	50
5.5	Binding Effect	50
5.6	Litigation and Claims	50
5.7	Finders’ Fees	51
5.8	Financial Capability	51
5.9	Solvency	52
5.10	Regulatory Compliance	52
5.11	Inspections	52

ARTICLE VI

COVENANTS

6.1	Access and Information	53
6.2	Conduct of Business	54
6.3	Reasonable Best Efforts; Governmental and Other Consents	57
6.4	Control of Business Pending the Closing	60
6.5	Tax Matters	60
6.6	Employee Matters	66
6.7	Non-Solicitation of Employees	66
6.8	Confidentiality	67
6.9	Privileged Matters	68
6.10	Production of Witnesses	69

6.11	Release by Seller and Its Affiliates	69
6.12	Release by Buyer and Its Affiliates	70
6.13	Customer Agreements	70
6.14	Insurance	71
6.15	Financing	72
6.16	Ancillary Documents	76
6.17	Assistance with Network Element Software; Seller Owned Software	76
6.18	Financial Information	78
6.19	Intellectual Property Matters	80
6.20	Exclusivity	83
6.21	USF Refunds	83
6.22	Publishing Agreements	83
6.23	Guarantee Obligations and Liens	83

	ARTICLE VII

	CONDITIONS TO CLOSING

7.1	Conditions to the Obligations of Buyer and Seller	84
7.2	Conditions to the Obligations of Buyer	85
7.3	Conditions to the Obligations of Seller	86

	ARTICLE VIII

	SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

8.1	Survival	87
8.2	Indemnification by Buyer	87
8.3	Indemnification by Seller	88
8.4	Third-Party Claim Indemnification Procedures	89
8.5	Consequential Damages	90
8.6	Limitation on Indemnification by Seller	91
8.7	Adjustments to Losses	91
8.8	Payments	91
8.9	Characterization of Indemnification Payments	92
8.10	Mitigation	92
8.11	Remedies	92
8.12	Specific Performance	92

	ARTICLE IX

	TERMINATION

9.1	Termination	92
9.2	Effect of Termination	93

	ARTICLE X

	MISCELLANEOUS

10.1	Notices	93
10.2	Amendment; Waiver	94
10.3	No Assignment or Benefit to Third Parties	95
10.4	Entire Agreement	95
10.5	Fulfillment of Obligations	95
10.6	Public Disclosure	95
10.7	Expenses	96
10.8	Bulk Sales	96
10.9	Further Assurances	97
10.10	Disclaimer of Other Representations or Warranties	97
10.11	Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial	98
10.12	Counterparts	99
10.13	Headings	99
10.14	Severability	99
10.15	Construction	99
10.16	Payments	99
10.17	No Recourse	99
10.18	Conflicts; Privilege	100

EXHIBITS, ANNEXES AND SCHEDULES

EXHIBITS

Exhibit A	-	Cutover Plan Support Agreement

Exhibit B	-	Employee Matters Agreement

Exhibit C	-	Intellectual Property Agreement

Exhibit D	-	Seller Knowledge

Exhibit E	-	Buyer Knowledge

Exhibit F	-	Working Capital Calculation Methodologies

Exhibit G	-	Amendment No. 1 to FS Trademark License Agreement

Exhibit H		Software License Agreement

Exhibit I	-	SHE Video Services Agreement

Exhibit J	-	Point Code and IP Address Agreement

Exhibit K	-	Amendment No. 1 to FS Intellectual Property Agreement

Exhibit L	-	Amendment No. 2 to FS Intellectual Property Agreement

Exhibit M	-	Amendment No. 1 to FS Software License Agreement

Exhibit N	-	Amendment No. 2 to FS Software License Agreement

ANNEXES	-

Annex 1.1(a)	-	Assigned Contracts
Annex 1.1(b)	-	Master Agreements
Annex 1.1(c)	-	Transferred Assets
Annex 1.1(d) and (e)	-	Legal Entities and Their Products and Services Excluded from the Transferred Business
Annex 2.1(b)(i) and (ii)	-	Excluded Assets
Annex 2.5	-	Form of Assignment and Assumption Agreement
Annex 6.2(a)(xvii)	-	Capital Expenditures
Annex 6.2(a)(xviii)	-	Marketing Expenditures

SCHEDULES

Seller Schedule 1.1(a)	-	Retained Contracts

v

Seller Schedule 1.1(b)	-	Transferred Affiliate Arrangements
Seller Schedule 2.6	-	Shared Locations
Seller Schedule 3.6(b)	-	Audit Adjustment Amount
Seller Schedule 4.2	-	Capital Structure
Seller Schedule 4.4	-	Consents and Approvals
Seller Schedule 4.5	-	Non-Contravention
Seller Schedule 4.7	-	Financial Statements
Seller Schedule 4.8	-	Litigation and Claims
Seller Schedule 4.9	-	Taxes
Seller Schedule 4.10	-	Employees and Employee Benefits
Seller Schedule 4.11	-	Labor and Employment Matters
Seller Schedule 4.12	-	Compliance with Laws; Communications Authorizations
Seller Schedule 4.13	-	Environmental Matters
Seller Schedule 4.14	-	Intellectual Property
Seller Schedule 4.15	-	Contracts
Seller Schedule 4.16	-	Absence of Changes
Seller Schedule 4.17(b)(i)	-	Assets
Seller Schedule 4.18	-	Communications Licenses
Seller Schedule 4.19(g)	-	Title to Property
Seller Schedule 4.20	-	Real Property
Seller Schedule 4.22	-	Customers
Seller Schedule 6.2(a)	-	Conduct of the Business
Buyer Schedule 5.3	-	Consents and Approvals
Buyer Schedule 5.8	-	Financial Capability

SECURITIES PURCHASE AGREEMENT, dated as of February 5, 2015, by and between Verizon Communications Inc., a Delaware corporation (“Seller”), and Frontier Communications Corporation, a Delaware corporation (“Buyer”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 1.1.

RECITALS:

WHEREAS, Verizon Florida LLC, GTE Southwest Incorporated and Verizon California Inc. (each an “ILEC Subsidiary” and collectively the “ILEC Subsidiaries”) provide the ILEC Services in the States and Seller and certain of its Affiliates provide certain other services in the States;

WHEREAS, prior to the closing of the transactions contemplated by this Agreement, and subject to the terms and conditions contained in this Agreement, Seller and its Subsidiaries will effect the Pre-Closing Reorganization, pursuant to which (i) Seller will form a new limited liability company disregarded for federal income Tax purposes (“Newco”), (ii) Seller will cause GTE Corporation to contribute the membership interests and capital stock of the ILEC Subsidiaries to Newco, (iii) Seller and its Subsidiaries will transfer to Newco the Transferred Assets and the ILEC Subsidiaries will transfer to Seller and its Subsidiaries certain of the Excluded Assets and (iv) Newco will assume or retain the Assumed Liabilities and Seller and its Subsidiaries (other than Newco and the ILEC Subsidiaries (the “Transferred Companies”)) will assume or retain the Excluded Liabilities; and

WHEREAS, Buyer desires to purchase from Seller and Seller desires to sell to Buyer all of the limited liability company interests of Newco and thereby Buyer will acquire the Transferred Business, upon the terms and conditions contained in this Agreement.

THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Accountant” has the meaning set forth in Section 3.6(d).

“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, discovery, notice, proceeding or investigation by or before any Governmental Entity, or any arbitration or mediation tribunal.

“Advanced Intelligent Network” means a telecommunications network architecture that uses databases to facilitate call processing, call routing and network management, allowing carriers to change the routing of both inbound and outbound calls from moment to moment, commonly referred to as “AIN.”

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Agreement” means this Securities Purchase Agreement, together with the Annexes, Exhibits and Schedules hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocated Support Employees” has the meaning set forth in Section 4.10(i).

“Allocation Schedule” has the meaning set forth in Section 3.7.

“Alternative Financing” has the meaning set forth in Section 6.15(c).

“Ancillary Documents” means, collectively, the Cutover Plan Support Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, Amendment No. 1 to FS Trademark License Agreement, the Software License Agreement, Amendment No. 1 to FS Intellectual Property Agreement, Amendment No. 2 to FS Intellectual Property Agreement, Amendment No. 1 to FS Software License Agreement, Amendment No. 2 to FS Software License Agreement, the SHE Video Services Agreement and the Point Code and IP Address Agreement in the forms attached hereto as Exhibits A – N and all other documents and certificates required to be executed pursuant to this Agreement and/or to effect the transactions contemplated by this Agreement, including the Assignment and Assumption Agreements and the Shared Location Leases.

“Assigned Contracts” means (i) all Contracts identified on Annex 1.1(a), (ii) all Customer Contracts and Service Contracts to which Seller or one or more of its Subsidiaries (other than the Transferred Companies) is a party, except, in each case (other than Contracts with any agency of the United States Government which are assigned even though expired, if there remain continuing obligations or rights under them or the Government has not closed out the

Contract(s)), to the extent expiring after the date of this Agreement and prior to the Closing unless otherwise renewed or extended prior to the Closing, (iii) Transferred IP Licenses, (iv) the Transferred Affiliate Arrangements and (v) all other Contracts to which Seller or any of its Subsidiaries (other than the Transferred Companies) is a party which is exclusively related to the Transferred Business as of the Closing unless included as an Excluded Asset.

“Assignment and Assumption Agreements” means the assignment and assumption agreements to be entered into among Seller, Newco and the ILEC Subsidiaries, as applicable, in connection with the Pre-Closing Reorganization, substantially in the form set forth on Annex 2.5(a), providing for the transfer to and assumption by Newco of the Transferred Assets and the Assumed Liabilities and the transfer to and assumption by Seller and its Subsidiaries (other than the Transferred Companies) of the Excluded Assets and Excluded Liabilities.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Audit Adjustment Amount” has the meaning set forth in Section 3.6(b).

“Audited 2014 Financial Statements” has the meaning set forth in Section 6.18(a).

“Audited 2014 Revenue Amount” has the meaning set forth in Section 3.6(b).

“Books and Records” means all books, ledgers, files, customer and supplier lists, reports, plans, records, manuals and other similar recordkeeping materials (in any form or medium).

“Business Conduct Exceptions” has the meaning set forth in Section 6.2(a).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Employees” has the meaning set forth in Section 4.10(a).

“Buyer” has the meaning set forth in the Preamble.

“Buyer Adverse Condition” has the meaning set forth in Section 6.3(a).

“Buyer Confidential Information” has the meaning set forth in Section 6.8(a).

“Buyer Group” means Buyer and its Subsidiaries from time to time including, after the Closing, the Transferred Companies.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Buyer Licenses” has the meaning set forth in Section 5.10.

“Buyer Release Parties” has the meaning set forth in Section 6.11.

“Buyer Schedules” has the meaning set forth in Article V.

“Cash and Cash Equivalents” means, as of any date of determination, all cash and cash equivalents, including all deposited but uncleared bank deposits, determined in accordance with GAAP, but excluding any Restricted Cash.

“Chosen Courts” has the meaning set forth in Section 10.11.

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Closing” means the closing of the sale and purchase of all the issued and outstanding limited liability company interests of Newco.

“Closing Date” has the meaning set forth in Section 3.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning set forth in Section 4.11(a).

“Commitment Letter” has the meaning set forth in Section 5.8.

“Committed Financing” has the meaning set forth in Section 5.8.

“Committed Financing Sources” has the meaning set forth in Section 6.15(b).

“Communications Act” means the Communications Act of 1934, as amended, and the rules and regulations of the FCC thereunder.

“Communications Licenses” means all licenses issued or granted by the FCC, the State Commissions or the Video Franchisors held by Seller or any of its Subsidiaries in each applicable jurisdiction with respect to the Transferred Business as presently conducted, as set forth on Seller Schedule 4.18.

“Company Claims” has the meaning set forth in Section 6.14.

“Company Plans” has the meaning set forth in Section 4.10(a).

“Complaint” has the meaning set forth in Section 5.3(b).

“Confidentiality Agreement” means the confidentiality agreement between Seller and Buyer, dated November 13, 2012, as amended on August 4, 2014.

“Consolidated Tax Return” means any federal, state, local or foreign Tax Returns that are filed on an affiliated, consolidated, combined, unitary or similar basis that includes one or more of the Transferred Companies, on the one hand, and any member of the Seller Group, on the other hand.

“Contract” means any agreement, contract, lease, sublease, note, bond, loan, mortgage, commitment, license, purchase order or other agreement, whether written or oral.

“Customer Contracts” means (i) with respect to Contracts entered into by the ILEC Subsidiaries, all customer Contracts (other than any Master Agreement) with respect to the Transferred Business as of the Closing (including customer equipment leases, customer equipment warranties, payphone service agreements and other Contracts for the provision of goods or services), and (ii) with respect to Contracts entered into by Seller or any of its Affiliates (other than the Transferred Companies), (x) all customer Contracts that exclusively provide for the delivery of goods or services of the Transferred Business as of the Closing to customers of the Transferred Business as of the Closing in the States (including customer equipment leases, customer equipment warranties, pay phone service agreements and Contracts with customers with originating switched long distance traffic initiating from the local exchanges), and (y) the portion of any Master Agreement that provides for the delivery of goods or services of the Transferred Business as of the Closing to customers of the Transferred Business as of the Closing in the States, it being understood that in no event shall those portions of any Master Agreement providing for the delivery of goods and services that do not relate to the Transferred Business as of the Closing be considered a Customer Contract. For the avoidance of doubt, “Customer Contract” shall include customer Contracts exclusively providing the FiOS TV video service in the States.

“Customer Proprietary Network Information” means customer proprietary network information as defined in the Communications Act, that was generated by the Transferred Companies, relating to goods or services in the States for any customers of the Transferred Business.

“Cutover” shall have the meaning assigned to such term in the Cutover Plan Support Agreement.

“Cutover Plan Support Agreement” means the Cutover Plan Support Agreement entered into by Seller (or its Subsidiary) and Buyer as of the date hereof and attached hereto as Exhibit A.

“Debt Obligations” means (i) $200,000,000 6.75% Series F Debentures issued by Verizon California Inc. due May 15, 2027, (ii) $300,000,000 6.86% Series E Debentures issued by Verizon Florida LLC due February 1, 2028, (iii) $100,000,000 8.50% Series E Debentures issued by GTE Southwest Incorporated (d/b/a Verizon Southwest) due November 15, 2031 and (iv) all accrued and unpaid interest on the items listed in clauses (i) through (iii) above.

“Disclosure Schedules” has the meaning set forth in Article V.

“Easements” means any easement, quasi-easement, right-of-way or right of re-entry to access real property located in the States.

“Effective Time” means 12:01 a.m., Eastern Time, on the Closing Date (if the penultimate sentence of Section 3.3 does not apply) or the date on which the Closing is deemed to have occurred (if the penultimate sentence of Section 3.3 does apply).

“Employee Matters Agreement” means the agreement between the parties attached hereto as Exhibit B.

“Encumbrance” means any lien, pledge, charge, security interest, option, mortgage or easement, or other similar restriction.

“Entitlement Party” has the meaning set forth in Section 10.9(c).

“Environmental Claim” means any Action by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of, or exposure to, any Hazardous Material at any location, whether or not owned or operated by any of the Transferred Companies, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, and including any Action alleging the violation of an Environmental Law or Environmental Permit brought, issued or asserted by any Person for compliance, damages, penalties, removal, response, remedial or other action.

“Environmental Law” means any federal, state or local Law or requirements of any applicable Governmental Entity, and applicable common law, relating to (i) pollution, the protection of human health or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface or subsurface land or strata, and natural resources), (ii) the manufacture, generation, transportation, processing, handling, distribution, use, treatment, storage, containment (whether on or above ground or underground), or disposal of any Hazardous Material, (iii) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (iv) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, (v) endangered or threatened species of fish, wildlife and plant and natural resources, or (vi) emissions or control of greenhouse gases.

“Environmental Permits” means all permits, licenses, approvals, authorizations, consents, orders or binding agreements required by or issued by or entered into with any Governmental Entity under any applicable Environmental Law.

“ERISA” has the meaning set forth in Section 4.10(a).

“ERISA Affiliate” has the meaning set forth in Section 4.10(c).

“Estimated Buyer Working Capital Payment” has the meaning set forth in Section 3.6(a).

“Estimated Closing Statement” has the meaning set forth in Section 3.6(a).

“Estimated Net Debt” has the meaning set forth in Section 3.6(a).

“Estimated Net Working Capital” has the meaning set forth in Section 3.6(a).

“Estimated Seller Working Capital Payment” has the meaning set forth in Section 3.6(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

“Excluded Assets” means

(i) the assets, property and rights listed on Annex 2.1(b)(i);

(ii) any Intellectual Property, including Intellectual Property owned by Seller or any of its Affiliates (including the Transferred Companies), and Intellectual Property owned by any third party and licensed to Seller or any of its Affiliates (including the Transferred Companies), other than Intellectual Property licensed to the Transferred Companies pursuant to the Assigned Contracts (for the avoidance of doubt, this clause (ii) does not limit any Intellectual Property licenses granted pursuant to the Ancillary Documents);

(iii) all Retained Contracts;

(iv) all Books and Records (other than Transferred Books and Records);

(v) all assets and operations owned or used by Verizon Long Distance LLC (excluding, for the avoidance of doubt, accounts receivable, Customer Contracts, Master Agreements (to the extent transferred pursuant to Section 6.13(a)), accounts and relationships, in each case, to the extent related to customers in the States for services delivered in the States and to the extent related to the Transferred Business as of the Closing);

(vi) all assets and operations owned or used by Verizon Online LLC (excluding, for the avoidance of doubt, customer premises equipment (such as modems and set-top boxes), accounts receivable, Customer Contracts, Master Agreements (to the extent transferred pursuant to Section 6.13(a)), accounts and relationships, in each case, to the extent related to customers in the States for services delivered in the States and to the extent related to the Transferred Business as of the Closing);

(vii) all third party vendor relationships and agreements, excluding, for the avoidance of doubt, the Network Element Software Licenses assigned to or to be assigned to Newco pursuant to Section 6.17 and other vendor relationships and agreements that relate exclusively to the Transferred Business as of the Closing or that otherwise represent Service Contracts;

(viii) any third party communications facilities that are used to support the Excluded Assets;

(ix) the Super Head End and all equipment (other than the “patch panel” and all equipment running from the “patch panel” to the customer) located at 7701 Telecom Parkway, Temple Terrace, Florida 33637;

(x) all assets and operations owned or used by Verizon Network Integration Corp. and Verizon Select Services Inc. (excluding, for the avoidance of doubt, accounts receivable, Customer Contracts, Master Agreements (to the extent transferred pursuant to Section 6.13(a)), accounts and relationships, in each case, to the extent related to customers in the States for services delivered in the States and to the extent related to the Transferred Business as of the Closing);

(xi) all assets existing as of the Closing Date, to the extent relating to, arising out of or resulting from any intercompany receivables to be settled pursuant to Section 2.2; and

(xii) any IT Systems whether or not used in the Transferred Business, other than the Transferred IT Systems.

For the avoidance of doubt, the following shall not be included in the Transferred Assets or the assets held by the Transferred Companies as of immediately prior to the Closing and shall be considered to be Excluded Assets:

(x) any right, title, or interest to or in, or any assets used in any business of Seller or any of its Subsidiaries, whether tangible or intangible (including Seller Owned Software and, other than the Transferred IP Licenses, any licenses or other rights held by Seller or any of its Subsidiaries with respect to computer software and related databases), real, personal or mixed, used to deliver any of the following excluded functions or services: (i) any centralized support functions provided by Seller or any of its Subsidiaries, including the provision of network design, monitoring, surveillance and dispatch services, call center services and tools (including all interactive voice response applications and logic for call routing, self service functions and applications and tools such as call recording, training delivery and work force scheduling platforms), customer care/technical support, billing, order taking and processing and collection services, contract management systems, account management, sales opportunity databases, information technology services and the platforms and databases utilized in providing Advanced Intelligent Network and 911 services, (ii) any directory publishing services, (iii) mobile and fixed wireless service or (iv) any function or service listed on Annex 2.1(b)(ii); or

(y) any data network transport facilities, including circuits, routers and firewall equipment, that connect from the core routers serving the States to Seller’s and its Subsidiaries’ other routers.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“FCC” means the Federal Communications Commission.

“Fee Letter” has the meaning set forth in Section 5.8.

“Final Closing Statement” has the meaning set forth in Section 3.6(c).

“Final Determination” has the meaning set forth in Section 6.5(l).

“Final Net Debt” has the meaning set forth in Section 3.6(c).

“Final Net Working Capital” has the meaning set forth in Section 3.6(c).

“Financial Statements” has the meaning set forth in Section 6.18(a).

“Financing” has the meaning set forth in Section 6.15(d).

“Financing Sources” means the entities that have committed to provide, or enter into definitive agreements to provide, the Financing or Alternative Financing in connection with the transactions contemplated hereby, including the lead arranger or arranger or any of the parties to the Commitment Letter and any joinder agreements or credit agreements relating thereto, and their Affiliates and the former, current or future partners, shareholders, members, managers, directors, officers, employees, agents and representatives of the foregoing.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authorizations” means all franchises, grants, licenses, certificates, permits, variances, exceptions, waivers, consents, orders and other authorizations and approvals issued by or obtained from a Governmental Entity, other than Governmental Consents and Easements. For the avoidance of doubt, “Governmental Authorization” does not include any form of notices to be made, or authorizations required to be maintained or obtained, pursuant to any Contract in respect to which a Governmental Entity is a customer of Seller or any of its Subsidiaries; provided that such Governmental Entity is only acting in the capacity of a customer pursuant to any such Contract.

“Governmental Consents” means all notices, reports and other filings required to be made prior to the Closing by Seller or Buyer or any of their respective Affiliates with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Closing by Seller or Buyer or any of their respective Affiliates from any Governmental Entity pertaining to the transactions contemplated by this Agreement and the Ancillary Documents. For the avoidance of doubt, “Governmental Consent” does not include any form of notices to be made, or consents required to be maintained or obtained, pursuant to any Contract in respect to which a Governmental Entity is a customer of Seller or any of its Subsidiaries; provided that such Governmental Entity is only acting in the capacity of a customer pursuant to any such Contract.

“Governmental Entity” means any U.S. federal, state or local government or governmental entity or any foreign government or governmental entity or any political or other subdivision, department or branch thereof or any regulatory, administrative or other agency or any court or tribunal of any of the foregoing or any stock exchange or similar self-regulatory organization.

“GTE” means GTE Corporation, a New York corporation.

“Hazardous Material” means chemical, pollutant, contaminant, waste, and any other substance or material that is listed, defined, designated, treated or classified as hazardous or toxic pursuant to applicable Environmental Laws, and including any petroleum or petroleum products, wastes or derivatives, asbestos or asbestos-containing materials, urea formaldehyde or poly chlorinated biphenyls, greenhouse gases, lead or lead-based paints or materials, radon, and toxic or hazardous mold.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ILEC Subsidiaries” has the meaning set forth in the Recitals.

“ILEC Services” means, as the following services are provided as of any of (x) the date of this Agreement, (y) December 31, 2014 or (z) immediately prior to the Closing, in each case after giving effect to all changes to such services as are made from December 31, 2014 until immediately prior to the Closing (a) in the Ordinary Course and not in violation of Section 6.2(a) (as if such covenant were in effect as of December 31, 2014) or (b) that are otherwise required or expressly permitted by this Agreement (including the Seller Schedules), all of the incumbent local exchange carrier business activities and operations of Seller and its Affiliates in the States consisting of (i) local exchange services and exchange access, (ii) “intraLATA” toll services, (iii) network access services, (iv) enhanced voice and data services and (v) video services, broadband services, digital subscriber line services, fiber-to-the-premise high speed Internet in the States, wholesale services, operator services, payphone services, directory assistance services, special access services, unbundled network element platform services, customer service to end users, resale services, colocation services and any other services provided by Seller and its Subsidiaries (including the Transferred Companies) exclusively related to the delivery of the foregoing services, and, in connection with any of the foregoing, repairs, billing and collections.

“Indebtedness” means, without duplication, (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock and, except with respect to the Debt Obligations, all prepayment premiums, penalties and other fees and expenses paid or payable to satisfy such liabilities or obligations; (ii) any obligations under conditional sale or other title retention agreements; (iii) any obligations issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and similar obligations to creditors for goods and services); (iv) any capitalized lease obligations; (v) all liabilities for the reimbursement of any obligor on any (x) letter of credit, (y) banker’s acceptance or (z) similar credit transaction securing obligations of a type described in clause (i) above to the extent of the obligation secured; (vi) all accrued and unpaid interest on any of the liabilities or obligations described in clauses (i) through (v) above; and (vii) all liabilities as guarantor of obligations of any other Person of a type described in clauses (i) through (v) above, to the extent of the obligation guaranteed.

“Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Indemnity Cap” has the meaning set forth in Section 8.3(b).

“Indemnity Threshold” has the meaning set forth in Section 8.3(b).

“Information” means all lists of customers, records pertaining to customers and accounts, copies of Contracts, personnel records, lists and records pertaining to customers, suppliers and agents, and all accounting and other books, records, ledgers, files and business records, data and other information of every kind (whether in paper, microfilm, computer tape or disc, magnetic tape or any other form).

“Insolvent” has the meaning set forth in Section 5.9.

“Intellectual Property” means all intellectual property and industrial property rights throughout the world, including (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain name registrations, logos, slogans, symbols, trade dress, design rights, assumed names, fictitious names, corporate names, trade names, social media usernames (e.g., Twitter handles), personalized subdomains or vanity URLs, and other digital identifiers and other indicia of origin, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith and symbolized by any of the foregoing (collectively, “Trademarks”); (ii) patents, patent applications, invention disclosures, and all related divisionals, continuations, continuations-in-part, provisional applications and renewal applications, and including renewals, extensions, substitutions, reexaminations and reissues; (iii) rights in confidential information, trade secrets and know-how, including processes, inventions, schematics, business methods, formulae, drawings, prototypes, models, methodologies, designs, customer lists and supplier lists, and other proprietary information (including concepts, ideas, procedures, techniques, technical information, specifications, operating and maintenance manuals, tools, algorithms, Software architectures, data and databases, plans, discoveries, research and development, compositions, modifications, extensions, improvements and other proprietary content) (collectively, “Trade Secrets”); (iv) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (other than rights in Software), including all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) rights in all computer software programs, including application software, system software, firmware, middleware and mobile digital applications, and all versions, upgrades, updates, enhancements and error corrections of the foregoing, and all code, human-readable code, source code, and documentation related thereto, in any and all forms and media (collectively, “Software”).

“Intellectual Property Agreement” means the Intellectual Property Agreement substantially in the form attached hereto as Exhibit C.

“Interim 2015 Financial Statements” has the meaning set forth in Section 6.18(a).

“IRS” has the meaning set forth in Section 4.10(b).

“IT Systems” means technology, computer systems and infrastructure (including Software, hardware, middleware, servers, workstations and routers).

“Knowledge” means, for those Persons listed on Exhibit D (in the case of Knowledge of Seller) or Exhibit E (in the case of Knowledge of Buyer), the actual knowledge of such Persons, without any inquiry or investigation other than reasonable inquiry by such Person of such Person’s direct reports.

“Law” means any law, statute, ordinance, rule, regulation, code or Order enacted, issued, promulgated, enforced or entered by a Governmental Entity.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Listed Employees” has the meaning set forth in Section 4.10(i).

“Litigation Matters” means all pending or threatened litigation, investigations or claims that have been or may be asserted by a third party against, or otherwise adversely affect, Seller or its Subsidiaries (other than the Transferred Companies), on the one hand, and the Transferred Business, on the other hand.

“Losses” has the meaning set forth in Section 8.2.

“Marketing Period” means any period of twenty (20) consecutive Business Days throughout which (a) Buyer shall have received the Audited 2014 Financial Statements and all other applicable Required Information and (b) the applicable Refresh Date for the most recently delivered Financial Statements shall not have occurred; provided that (x) no “Marketing Period” shall commence and any prior Marketing Period shall be deemed not to have commenced if, on or prior to the completion of such twenty (20) consecutive Business Day period, (i) Ernst & Young LLP shall have withdrawn or qualified its audit opinion, or asked in writing that future reliance not be placed on such audit opinion, with respect to any of the Newco Financial Statements or the Financial Statements (in which case no Marketing Period may commence unless and until a new audit opinion is issued with respect to the combined financial statements of the Transferred Business for the applicable periods by Ernst & Young LLP, another “big-four” accounting firm or an independent public accounting firm reasonably acceptable to Buyer) or (ii) Seller or any of its Affiliates shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, unless, if any such announcement has been made, such restatement shall have been completed and the applicable Required Information shall have been amended or Seller or any of its Affiliates shall have announced that it has concluded that no restatement shall be required and (y) for purposes of any Marketing Period, (i) if such period has not ended prior to August 21, 2015, such period shall be deemed not to have commenced until September 8, 2015, (ii) November 25, 2015 and November 27, 2015 shall not be considered Business Days for purposes of any Marketing Period, and (iii) if such period has not ended prior to December 18, 2015, such period shall be deemed not to have commenced until January 4, 2016.

“Marketing Period Termination Date” means the earliest to occur of (a) the date of completion of two (2) non-overlapping Marketing Periods; provided that (x) the first Marketing Period shall commence no earlier than the date of delivery of the Audited 2014 Financial Statements and the Interim 2015 Financial Statements for the first and second fiscal quarters of 2015 (it being understood that such Financial Statements may be delivered on different days) and (y) the second Marketing Period shall commence no earlier than the date of delivery of the Interim 2015 Financial Statements for the first, second and third fiscal quarters of 2015 (it being understood that such Financial Statements may be delivered on different days), (b) the date on which the entire Committed Financing (less the amount of any Securities Financing) shall have been obtained and (c) the date on which Buyer notifies Seller in writing of its decision to accelerate the Marketing Period Termination Date.

“Master Agreements” means Contracts with customers of Seller or any of its Subsidiaries, in each case to which Seller or any of its Subsidiaries is a party, and in each case which provide for such customers to receive one or more products or services that are provided by the Transferred Business as well as one or more products or services that are provided by Seller’s and its Subsidiaries’ other business. For the avoidance of doubt, Master Agreements shall include the agreements listed on Annex 1.1(b).

“Material Contract” has the meaning set forth in Section 4.15(a).

“Material Transferred Lease” means any Transferred Real Property Lease with annual rent payments in excess of $100,000.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the financial condition and results of operations of the Transferred Business in a form reasonably acceptable to Buyer; provided that if such narrative report is in the form of a management’s discussion and analysis of financial condition and results of operations customarily included in filings made with the SEC, such report shall be deemed to be acceptable to Buyer.

“NES Consideration” has the meaning set forth in Section 6.17(c).

“Network Element” means any network device, computer, server or other processing device connected to or used in support of the public switched voice, video hub office, data, digital subscriber line and other networks of the Transferred Companies, to the extent such element (i) is located in the States and (ii) is used primarily in the support of the Transferred Business as of the Closing.

“Network Element Software” means any third-party Software, as and to the extent installed on Network Elements as of the Closing.

“Network Element Software License” has the meaning set forth in Section 6.17(a).

“Net Debt” means an amount, which may be positive or negative, equal to (i) the amount of Indebtedness (including, for the avoidance of doubt, the Debt Obligations) of the Transferred Companies, less (ii) an amount equal to the Cash and Cash Equivalents of the Transferred Companies, in each case, as of the Effective Time (taking into account the effect of the transactions contemplated by the Pre-Closing Reorganization but otherwise without giving effect to the Closing).

“Net Debt Difference” has the meaning set forth in Section 3.6(e).

“Net Working Capital” means an amount equal to, as of the Effective Time (taking into account the effect of the transactions contemplated by the Pre-Closing Reorganization but otherwise without giving effect to the Closing) the “Net Working Capital” of the Transferred Business as defined and calculated in the manner set forth on Exhibit F.

“Net Working Capital Threshold” means $68,500,000.

“Newco” has the meaning set forth in the Recitals.

“Newco Audited Financial Statements” has the meaning set forth in Section 4.7(a).

“Newco Balance Sheet” has the meaning set forth in Section 4.7(a).

“Newco Financial Statements” has the meaning set forth in Section 4.7(a).

“Newco Unaudited Financial Statements” has the meaning set forth in Section 4.7(a).

“Non-Scheduled Contract” means any railroad crossing agreement or Easement, or any Transferred Real Property Lease with annual rents of less than $100,000.

“Notice Period” has the meaning set forth in Section 8.4(a).

“Order” means any judgment, determination, decree, injunction or order (whether temporary, preliminary or permanent) enforced or entered by a Governmental Entity.

“Ordinary Course” means the conduct of the Transferred Business in accordance with the normal customs, practices and procedures of Seller or its Subsidiaries applicable to the Transferred Business from time to time through the date hereof.

“Outside Counsel” has the meaning set forth in Section 10.18.

“Permitted Encumbrances” has the meaning set forth in Section 4.19.

“Person” means an individual, a group, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Personal Information” has the meaning set forth in Section 4.14(g).

“Phaseout Period” has the meaning set forth in Section 6.19(c).

“Post-Closing Tax Period” means (a) in respect of income Taxes, any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date and (b) in respect of Taxes other than income Taxes, any taxable period beginning after the Effective Time and the portion of any Straddle Period beginning after the Effective Time.

“Pre-Closing Reorganization” means the reorganization contemplated by Article II.

“Pre-Closing Tax Period” means (a) in respect of income Taxes, any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date and (b) in respect of Taxes other than income Taxes, any taxable period ending before the Effective Time and the portion of any Straddle Period ending as of the Effective Time.

“Privileged Information” means, with respect to each party, Information regarding such party or its Subsidiaries, or any of its operations, assets or liabilities (whether in documents or stored in any other form or known to its employees or agents) that is protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable legal privilege, in each case that the other party or its Subsidiaries may come into possession of or obtain access in connection with this Agreement or the Ancillary Documents.

“Purchase Price” has the meaning set forth in Section 3.2.

“Receiving Party” has the meaning set forth in Section 10.9(c).

“Refresh Date” shall mean (a) November 7, 2015, with respect to the Interim 2015 Financial Statements for the second fiscal quarter of 2015 and (b) March 1, 2016, with respect to the Interim 2015 Financial Statements for the third fiscal quarter of 2015.

“Required Information” means the Interim 2015 Financial Statements required to be delivered by Seller as of the date of determination pursuant to Section 6.18(a).

“Required Payment Amount” means the aggregate amount, if any, of all amounts (excluding, for the avoidance of doubt, any state income taxes imposed on Seller or its Subsidiaries as a result of the transfer of the outstanding membership interests of Newco as contemplated under this Agreement) required to be paid, refunded, deferred, escrowed or foregone pursuant to an Order, settlement agreement or otherwise (including in the form of any contribution or transfer of assets or assumption or retention of liabilities, measured at fair market value and assuming the maximum amount of any contingent amount is paid or foregone and the full amount of any deferred, contingent or escrowed amount is not received) by Seller or its Subsidiaries, other than post-Closing obligations of Newco or any Subsidiary of Newco, as a condition to obtaining any consent of any Governmental Entity in the States required to consummate the transactions contemplated by this Agreement or to comply with any Order approving the transactions contemplated by this Agreement, in each case excluding any amounts reimbursed by Buyer to Seller pursuant to Section 6.3(a); it being understood that any amount (i) required to be so paid, refunded, deferred, escrowed or foregone shall not be considered a Required Payment Amount to the extent not related to the Transferred Business, (ii) that is deferred and therefore included as a Required Payment Amount that is subsequently paid to any member of the Seller Group or any of their Affiliates after the Closing shall, to the extent of such subsequent payment to Seller, be promptly (but in no event later than five (5) Business Days after receipt of such payment) refunded to Buyer, (iii) that is contingent and therefore the maximum amount was assumed in the determination of Required Payment Amount and such amount subsequently is actually less than such assumed maximum amount, then to the extent such amount is actually less it shall be promptly (but in no event later than five (5) Business Days after final determination that such amount is actually less) refunded to Buyer and (iv) any amount that is part of the Required Payment Amount shall be supported by reasonable documentation provided by Seller to Buyer.

“Restricted Cash” means cash in escrow accounts or which is otherwise subject to any other contractual or legal restriction that impairs the ability of the owner of such cash to freely transfer or use such cash for any lawful purpose.

“Retained Contract” means (i) any Contract (including Master Agreements) entered into by Seller or any Subsidiary of Seller (other than any Transferred Company), on the one hand, with a non-Affiliate of Seller, on the other hand, which is used or held for use in the conduct of the Transferred Business as well as Seller’s other business (in each case, other than the portions of any Master Agreements transferred or to be transferred pursuant to Section 6.13(a) or any Contract to the extent it represents a Service Contract), (ii) any Contract entered into solely between or among Seller and/or Affiliates of Seller, other than Transferred Affiliate Arrangements and Contracts entered into solely between or among the Transferred Companies, and (iii) those Contracts listed in Seller Schedule 1.1(a).

“Retained Employee” means a Listed Employee who will not be an employee of a Transferred Company at Closing.

“SEC” means the United States Securities and Exchange Commission.

“Section 338(h)(10) Allocation Schedule” has the meaning set forth in Section 6.5(n)(ii).

“Section 338(h)(10) Company” has the meaning set forth in Section 6.5(n)(i).

“Section 338(h)(10) Election” has the meaning set forth in Section 6.5(n)(i).

“Section 338(h)(10) Final Allocation Schedule” has the meaning set forth in Section 6.5(n)(ii).

“Securities Act” means the Securities Act of 1933, as amended, and all regulations and rules issued thereunder, or any successor Law.

“Securities Financing” has the meaning set forth in Section 6.15(d).

“Seller” has the meaning set forth in the Preamble.

“Seller Adverse Condition” has the meaning set forth in Section 6.3(a).

“Seller Authorizations” has the meaning set forth in Section 4.12.

“Seller Benefit Plans” has the meaning set forth in Section 4.10(a).

“Seller Confidential Information” has the meaning set forth in Section 6.8(b).

“Seller Group” means Seller and its Subsidiaries from time to time, other than the Transferred Companies.

“Seller Guarantees” has the meaning set forth in Section 6.23(a).

“Seller Indemnified Parties” has the meaning set forth in Section 8.2.

“Seller Insurance Policies” has the meaning set forth in Section 6.14.

“Seller IP” has the meaning set forth in Section 6.19(a).

“Seller Material Adverse Effect” means any event, occurrence, development, state of facts, effect, condition or change that, individually or in the aggregate, (a) has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Transferred Business taken as a whole; provided that none of the following (or the results thereof) shall be, or shall be deemed to result in or contribute to, a Seller Material Adverse Effect: (i) any change in Law or accounting standards or interpretations thereof applicable to the Transferred Business, (ii) any change in the United States telecommunications industry or financial market conditions generally, (iii) any change in general economic conditions in the United States generally or in any of the States generally, (iv) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement, (v) hurricanes, tornados, earthquakes or other natural disasters, (vi) any action(s) taken by Seller or any of its Subsidiaries that are expressly required to be taken under this Agreement or actions not taken by Seller or its Subsidiaries that are expressly prohibited by this Agreement or to which Buyer has specifically consented in writing, (vii) any disruption of supplier, partner, employee or similar relationships or any loss of employees of the Transferred Business, in each case solely to the extent resulting from the execution, performance or public announcement of this Agreement or the Ancillary Documents or (viii) any condition, restriction, action or other matter that Buyer agrees to in connection with securing any consent, approval, waiver or authorization required in connection with the transactions contemplated by this Agreement; provided, further, that in the case of clauses (i), (ii), (iii) and (iv) above, only to the extent such event, occurrence, development, state of facts, effect, condition or change does not disproportionately adversely affect the Transferred Business compared to other companies operating in the United States telecommunications industry or (b) prevents or would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement.

“Seller Materials” has the meaning set forth in Section 6.19(c).

“Seller Owned Software” means software that has been developed, created or otherwise acquired by Seller or any Affiliate thereof.

“Seller Release Parties” has the meaning set forth in Section 6.11.

“Seller Schedules” has the meaning set forth in Article IV.

“Seller Trademarks” has the meaning set forth in Section 6.19(a).

“Service Contracts” means (i) all Contracts for the purchase by Seller or any of its Subsidiaries of services that are exclusively used by the Transferred Business as of the Closing and (ii) all pending or open purchase orders, statements of work and other similar Contracts to the extent providing for the purchase of goods or services by the Transferred Business as of the Closing (which purchase orders, statements of work and other similar Contracts, for the avoidance of doubt, shall each constitute its own individual “Service Contract” even if entered into under the framework of a master services agreement or similar Contract that is retained by the Seller Group under this Agreement).

“Shared Locations” means real property set forth on Seller Schedule 2.6.

“Shared Location Lease” has the meaning set forth in Section 2.6.

“SLA Licensed Software” means the Seller Owned Software agreed by the parties, as of the date hereof, to be licensed to Buyer pursuant to the Software License Agreement.

“Software” has the meaning set forth in the definition of “Intellectual Property”.

“Software License Agreement” means the Software License Agreement substantially in the form attached hereto as Exhibit H.

“Specified Representations” has the meaning set forth in Section 7.2(b).

“State Commissions” means the California Public Utility Commission, the Florida Public Service Commission and the Public Utility Commission of Texas.

“States” means the states of California, Florida and Texas.

“Straddle Period” means (a) in the case of income Taxes, any taxable period that begins on or before and ends after the Closing Date and (b) in the case of Taxes other than income Taxes, any taxable period that begins before and ends after the Effective Time.

“Subsidiary” means with respect to any Person, any other Person of which at least fifty (50) percent of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Tariffs” shall mean tariffs, price lists, schedules of rates, or other statements of terms and conditions, including special customer arrangements, special assemblies, price flex arrangements, and individual customer-based arrangements of Seller and its Affiliates for telecommunications services, which are applicable in whole or in part in the States, are effective under applicable Laws, and are in effect immediately prior to the Closing.

“Tax Proceedings” has the meaning set forth in Section 6.5(f)(ii).

“Tax Returns” means all reports, returns, statements, schedules, notices, forms, declarations, or claims for refund (including any amendments to the foregoing) required to be filed with respect to Taxes, including any attachments thereto.

“Taxes” means all federal, state, local and foreign taxes, including income, alternative minimum, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, telecommunications, video, withholding or similar taxes of any kind, together with any deficiency, assessments, interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, provided that, for the avoidance of doubt, “Taxes” shall not include any e-911, USF or other similar federal, state or local regulatory fees or charges.

“Termination Date” has the meaning set forth in Section 9.1(b).

“Third-Party Claim” has the meaning set forth in Section 8.4(a).

“Third Party IP License” has the meaning set forth in Section 6.19(i).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transfer Documents” means the Assignment and Assumption Agreements and any other bills of sale, assignments, assumptions or other instruments of transfer documenting the Pre-Closing Reorganization.

“Transfer Taxes” means all U.S. federal, state and local and all foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed in connection with the Pre-Closing Reorganization or the transfer of the outstanding membership interests of Newco as contemplated under this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties. For the avoidance of doubt, Transfer Taxes shall not include any income or similar taxes imposed on Seller or its Subsidiaries as a result of the transfer of the outstanding membership interests of Newco as contemplated under this Agreement.

“Transferred Affiliate Arrangements” means (i) this Agreement and all Ancillary Documents and all arrangements expressly contemplated by this Agreement or an Ancillary Document, (ii) all Affiliate interconnection Contracts and (iii) all Contracts listed on Seller Schedule 1.1(b) to the extent applicable to the Transferred Companies, in the case of clauses (ii) and (iii) true and substantially complete copies of which have been provided to Buyer prior to the date hereof.

“Transferred Assets” means (i) the Assigned Contracts, (ii) the Transferred Books and Records (subject to Section 6.1), (iii) to the extent not held by the Transferred Companies prior to Closing, the Transferred Real Property and Transferred Real Property Leases, (iv) set top boxes and other local equipment that is used to deliver FiOS video to Seller’s customers in the States, (v) all existing FTTP network elements located in the States, from and including the video hub office(s) to the end-user customers, including all elements of the video hub office(s) (including equipment primarily supporting the Video Head End), trunks and other connecting facilities from the video hub office(s) to the serving offices and all connections from serving offices to end-user customers in the States, (vi) the customer premises equipment sales and installation Contracts and related maintenance Contracts (including 911 customer premises equipment sales and maintenance Contracts) for customers whose telephone service is provided by the local exchanges, (vii) the assets, property and rights listed on Annex 1.1(c), (viii) personal computers, laptops, workstations and tablets used exclusively by Business Employees in the conduct of the Transferred Business as of the Closing (and excluding any software thereon other than Software licensed to the Transferred Companies pursuant to the Assigned Contracts), the Network Elements and, solely to the extent a Network Element Software License is assigned pursuant to Section 6.17, the corresponding Network Element Software and general business equipment, such as cell phones, fax machines, copiers and related infrastructure owned by or licensed directly to the Transferred Companies or used exclusively in the Transferred Business as of the Closing (collectively, the “Transferred IT Systems”), (ix) customer directories (other than publishing services associated therewith) of customers of the Transferred Companies, (x) retail stores primarily relating to the provision of ILEC Services, (xi) the fiber solutions facilities or centers and maintenance control operations centers located in the States, (xii) other fixed assets exclusively related to the provision of ILEC Services, (xiii) all assets, property and rights reflected on the balance sheet included in the Audited 2014 Financial Statements to the extent held by the Transferred Companies at Closing and (xiv) to the extent not held by the Transferred Companies prior to the Closing, all other assets, property and rights (other than Intellectual Property and IT Systems) of Seller and its Subsidiaries as of immediately prior to the Closing that are exclusively used in the conduct of the Transferred Business as of the Closing, in each case other than any Excluded Assets.

“Transferred Books and Records” means the Books and Records (or portions thereof) in the possession of Seller or its Subsidiaries to the extent related to the Transferred Business as of the Closing but excluding, in each case, any such Books and Records (or portions thereof) to the extent that (a) they are included in or related to any Excluded Assets or Excluded Liabilities or any portion of Seller’s and its Subsidiaries’ business not being transferred hereunder, (b) any Law prohibits their transfer, (c) such Books and Records are not to be transferred as set forth in Section 6.1 or (d) such Books and Records are Consolidated Tax Returns. For the avoidance of doubt, Transferred Books and Records shall include all customer records held as of immediately prior to the Closing that are exclusively related to services provided by the Transferred Business as of the Closing, records of Business Employees and any Books and Records of the Transferred Companies to the extent that they relate to the States.

“Transferred Business” means the business of Seller and its Subsidiaries as conducted as of any of (x) the date of this Agreement, (y) December 31, 2014 or (z) immediately prior to the Closing, in each case after giving effect to all changes to such business as are made from December 31, 2014 until immediately prior to the Closing (a) in the Ordinary Course and not in violation of Section 6.2(a) (as if such covenant were in effect as of December 31, 2014) or (b) that are otherwise required or expressly permitted by this Agreement (including the Seller Schedules), of:

(i) providing, marketing and selling the ILEC Services in the States;

(ii) providing, marketing and selling video services in the States;

(iii) originating central office voice switched long distance services in the States switched by wire centers that are otherwise Transferred Assets;

(iv) the provision by Verizon Online LLC of dial-up, digital subscriber line (“DSL”) and dedicated Internet access services and related value added services taken by DSL customers located in the States; or

(v) the sale, installation and related maintenance of customer premises equipment including 911 related premises equipment for customers of the ILEC Services in the States.

provided that, for the avoidance of doubt, “Transferred Business” shall not include the following:

(i) tangible long distance assets and related operations;

(ii) the entities listed and the specific services offered by such entities as described on Annex 1.1(d); and

(iii) the products and services listed on Annex 1.1(e).

“Transferred Business as of the Closing” means the Transferred Business as conducted as of any of (x) the date of this Agreement, (y) December 31, 2014 or (z) immediately prior to the Closing, in each case after giving effect to all changes to such business as are made from December 31, 2014 until immediately prior to the Closing (a) in the Ordinary Course and not in violation of Section 6.2(a) (as if such covenant were in effect as of December 31, 2014) or (b) that are otherwise required or expressly permitted by this Agreement (including the Seller Schedules).

“Transferred Companies” has the meaning set forth in the Recitals.

“Transferred Company Guarantees” has the meaning set forth in Section 6.23(b).

“Transferred IP Licenses” means any (x) Contract between a Transferred Company and a third party (other than Seller or any of its Affiliates) pursuant to which a Transferred Company is licensed directly Intellectual Property, provided, however, that if (A) such Contract licensing such Intellectual Property is governed by a master or enterprise license agreement between Seller or any of its Affiliates (other than the Transferred Companies) and a third party, then such Contract and such Intellectual Property shall be an Excluded Asset unless (1) such Contract for such Intellectual Property is assignable without any payment of any further consideration by Seller or any of its Affiliates (unless Buyer agrees in writing to pay any consideration required under a given Contract), and (2) the applicable master or enterprise agreement does not prevent a transfer or assignment of the underlying Contract licensing such Intellectual Property, and (B) if such Contract licensing such Intellectual Property is a Contract to which one or more Affiliates of Seller (other than the Transferred Companies) is also a party, then such Contract and such Intellectual Property shall be an Excluded Asset unless such Contract allows for the assignment of solely the portion of such Contract that is solely applicable to the Transferred Companies, without any payment of any further consideration by Seller or any of its Affiliates (unless Buyer agrees in writing to pay any consideration required under a given Contract), in which case solely such portion of such Contract shall be a Transferred IP License, and (y) Network Element Software License assigned to Newco pursuant to Section 6.17(a).

“Transferred IT Systems” has the meaning set forth in clause (viii) of the definition of “Transferred Assets”.

“Transferred Leased Real Property” means all real property that is the subject of the Transferred Real Property Leases.

“Transferred Real Property” means all real property that is owned by Seller or any of its Subsidiaries as of immediately prior to the Closing and is primarily used in the Transferred Business as of the Closing.

“Transferred Real Property Leases” means (i) all leases and subleases of real property used primarily by the Transferred Business as of the Closing and (ii) all leases and subleases where one of the Transferred Companies is the landlord, sublandlord or licensor in respect of real property as of immediately prior to the Closing.

“Unassigned Assets” has the meaning set forth in Section 2.4(a).

“U.S. Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“USF” means universal service funding or universal service fund, as set forth in 47 CFR 36.601 et seq., as amended or supplemented.

“Video Franchisors” has the meaning set forth in Section 4.4.

“Volume Commitments” has the meaning set forth in Section 6.13(b).

“Working Capital Difference” has the meaning set forth in Section 3.6(e).

“Working Capital Principles” has the meaning set forth in Section 3.6(a).

1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Annex, Exhibit or Schedule shall refer, respectively, to Sections, Subsections, Annexes, Exhibits or Schedules of this Agreement;

(e) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender include each other gender; and

(g) terms defined herein shall have the meanings set forth herein without reference to statutory or industry usage unless otherwise specified herein.

ARTICLE II

THE PRE-CLOSING REORGANIZATION

2.1 Formation of Newco and Contribution and Distribution of Assets. Prior to the Closing, subject to the terms and conditions of this Agreement, Seller shall cause GTE to form Newco and shall (a) cause GTE to contribute the limited liability company interests and capital stock of the ILEC Subsidiaries to Newco and (b) to the extent not transferred pursuant to clause (a) of this Section 2.1, (i) Seller shall, and shall cause its Subsidiaries to, convey, transfer, assign and deliver to Newco all right, title and interest of Seller and its Subsidiaries in and to all of the Transferred Assets, free and clear of all Encumbrances (other than Permitted Encumbrances) and (ii) Seller shall cause the Transferred Companies to convey, transfer, assign and deliver to the Seller Group all right, title and interest of the Transferred Companies in and to all of the Excluded Assets.

2.2 Intercompany Agreements and Accounts. Immediately prior to the Closing, Seller shall have caused all intercompany payables and receivables between any member of Seller Group on the one hand and the Transferred Companies on the other hand (other than ordinary course trade payables and receivables outstanding as of the Effective Time, which shall be included in Net Working Capital and which Buyer and Seller agree not to dispute (or setoff) and agree to pay according to the terms thereof) to be settled, and all intercompany agreements between any member of Seller Group on the one hand and the Transferred Companies on the other hand, other than the Transferred Affiliate Arrangements, to be terminated, without any further liability, payment or obligation on the part of the Transferred Companies or the Seller Group thereunder.

2.3 Assumed and Excluded Liabilities. (a) The applicable Transferred Company shall assume or retain and be responsible, from and after the Closing, for (i) all of the Liabilities of Seller and its Subsidiaries to the extent relating to, arising out of or resulting from the Transferred Business, the Transferred Companies or the ownership or operation of the Transferred Assets, whether incurred before, on or after the Closing, including the Liabilities of the Transferred Companies under this Agreement and the Ancillary Documents (other than the Excluded Liabilities and except as otherwise expressly provided in this Agreement) including Liabilities (to the extent relating to, arising out of or resulting from the Transferred Business, the

Transferred Companies or the ownership or operation of the Transferred Assets) (A) in respect of leased vehicles, equipment leases, Transferred Real Property Leases, or any of the Transferred Companies’ use and occupancy of leased premises, (B) arising from existing orders of or agreements with the State Commissions, Video Franchisors and other regulatory authorities, (C) arising from new orders of or agreements with the State Commissions, Video Franchisors and other regulatory authorities imposed or agreed to during the course of approval for the transactions contemplated by this Agreement, (D) arising from customer service obligations and contracts, (E) for customer deposits, prepayments and advance billings and (F) arising out of or related to any of the Transferred Real Property; and (ii) all Liabilities in respect of the Assigned Contracts or Unassigned Assets or yet to be novated Federal Government Contracts as provided in Section 2.4 ((i) and (ii) collectively, the “Assumed Liabilities”) and (b) one or more members of the Seller Group, as applicable, shall assume and be responsible for (i) all of the Liabilities of the Transferred Companies to the extent relating to, arising out of or resulting from an Excluded Asset or any other asset specifically retained by the Seller Group at the Closing pursuant to this Agreement or an Ancillary Document, whether incurred before, on or after the Closing, provided, however, that this clause (b)(i) shall not apply to any Intellectual Property to the extent used or practiced in the Transferred Business before, on or after the Closing; (ii) any Liability of Seller or any of its Subsidiaries to their employees in their capacity as employers under any employee benefits or similar plans, or under any workers compensation Laws or arrangements, in each case except to the extent expressly assumed by Buyer under the Employee Matters Agreement; (iii) all Taxes for which Seller is responsible under Section 6.5(a); (iv) except as otherwise expressly provided in this Agreement or the Ancillary Documents, any liability for any fees or expenses incurred by Seller or any of its Subsidiaries (including the fees and expenses of legal counsel, any accountant, auditor, broker, financial advisor, investment banker or consultant retained by Seller or its Subsidiaries or on their behalf) in connection with the preparation, negotiation, execution and delivery of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated by this Agreement, including any accountant, auditor, broker, financial advisor, investment banker or consultant fees in connection with the implementation of the Pre-Closing Reorganization; (v) any Liabilities of the Transferred Companies relating to, arising out of or resulting from any business currently or formerly conducted by Seller or any of its Subsidiaries (other than to the extent such Liabilities relate to, arise out of or result from the Transferred Business, the Transferred Companies, the ownership or operation of the Transferred Assets or the Transferred Companies’ historic wireline business conducted within the States) and (vi) all Liabilities existing as of the Closing Date, to the extent relating to, arising out of or resulting from any intercompany payables to be settled pursuant to Section 2.2, in each case whether incurred before, on or after the Closing, except as otherwise expressly provided in this Agreement (collectively, the “Excluded Liabilities”).

2.4 Nonassignability of Assets.

(a) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the conveyance, transfer, assignment or delivery or attempted conveyance, transfer, assignment or delivery to or from the Transferred Companies, as the case may be, of any asset that would be a Transferred Asset (including an Assigned Contract) or Excluded Asset, as applicable, or any claim or right or any benefit arising thereunder or resulting therefrom (and the subsequent acquisition of Newco by Buyer) is prohibited by any applicable Law or would result in a violation or breach of Contract, or would require any Governmental Authorizations or third-party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers have not been obtained, or such violation or breach has not been cured, prior to the Closing (other than for Federal Government Contracts, which will transfer at the Closing subject to a subsequent Federal Government Contract novation) (the “Unassigned Assets”), the Closing shall proceed without the conveyance, transfer, assignment or delivery of such asset and there shall be no adjustment to the Purchase Price. The parties shall use their commercially reasonable efforts for six (6) months following the Closing (other than for Federal Government Contracts, for which there will be no six (6) month limit on the parties’ obligations to use commercially reasonable efforts to obtain a Federal Government novation), and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers or cure any such violation or breach; provided, however, that none of Seller or its Subsidiaries or Buyer or its Subsidiaries shall be required to pay any consideration therefor, other than filing, recordation or similar fees and, provided, further, that the parties shall not be required to seek any authorizations, approvals, consents or waivers or cure any such violation or breach under Non-Scheduled Contracts. Seller shall not authorize or enter into any agreement or commitment with respect to obtaining any such authorizations, approvals, consents, novations or waivers or curing any such violation or breach that would impose an additional obligation or burden on the Transferred Business without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Pending such authorization, approval, consent, novation or waiver, or the cure of any such violation or breach, and subject to Section 6.17, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to assert any rights under such Unassigned Asset or yet to be novated Federal Government Contract (and Seller shall keep Buyer reasonably informed with respect to material changes to any such Unassigned Asset) and provide (a) to the intended transferee the benefits of use, burdens and obligations of such Unassigned Asset or yet to be novated Federal Government Contract and (b) to the intended transferor the benefits that they would have obtained had the Unassigned Asset been conveyed at the Closing and relief from all Liabilities associated with such Unassigned Asset or yet to be novated Federal Government Contract. Once authorization, approval, consent or waiver for the conveyance, transfer, assignment, or delivery of any such Unassigned Asset not conveyed, transferred, assigned, or delivered at the Closing is obtained, or such violation or breach is cured, Seller or Buyer, as applicable, shall, or shall cause the applicable Subsidiary or Subsidiaries to, convey, transfer and deliver such Unassigned Asset to the intended transferee for no additional cost (other than any applicable Transfer Taxes for which Buyer shall be responsible in accordance with Section 6.5(e) hereof), and such Unassigned Asset shall thereafter be deemed to be a Transferred Asset or Excluded Asset, as applicable.

(b) To the extent that any such Unassigned Asset or unnovated Federal Government Contract cannot be transferred or the full benefits of use of any such Unassigned Asset or unnovated Federal Government Contract cannot be provided to the intended transferee following the Closing pursuant to this Section 2.4 (including with respect to Non-Scheduled Contracts), then Buyer and Seller or the applicable Subsidiary shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties hereto the operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver, and the performance by the intended transferee of the obligations thereunder. Seller or Buyer, as applicable, shall hold in trust for and pay to the other party promptly upon receipt thereof, all income, proceeds and other monies received by such party or any of its Subsidiaries in connection with its use of any Unassigned Asset or unnovated Federal Government Contract in connection with the arrangements under this Section 2.4. Buyer or Seller, as applicable, shall pay to the other party, promptly upon receipt of any invoice from the other party, all Losses generated by such party or any of its Subsidiaries in connection with the intended transferee’s use of any Unassigned Asset or unnovated Federal Government Contract in connection with the arrangements under this Section 2.4. Obligations pursuant to this Section 2.4(b) with respect to any such Unassigned Asset or unnovated Federal Government Contract shall continue for the duration of the term of such Unassigned Asset or unnovated Federal Government Contract and, for the avoidance of doubt, neither party nor their Subsidiaries may extend or renew the term of an Unassigned Asset or unnovated Federal Government Contract or exercise any option for such extension or renewal. Further, to the extent a party is required to give notice of intent not to renew or extend any term of an Unassigned Asset or unnovated Federal Government Contract at the end of a current term, such party may provide such notice in accordance with the terms and conditions of such underlying asset. This Section 2.4 shall be subject to the treatment of Contracts addressed in Section 6.13 and Section 6.17.

2.5 Transfer Documentation. The transfers of Transferred Assets and Excluded Assets, and the assumption of Assumed Liabilities and Excluded Liabilities, shall be effected pursuant to the Transfer Documents substantially in the form attached as Annex 2.5 to this Agreement; provided, however, that the transfer to Seller and its Affiliates of the Intellectual Property owned by the Transferred Companies prior to the Closing, and the license to the Transferred Companies from Seller and its Affiliates of certain Intellectual Property that is an Excluded Asset, shall be effected pursuant to the Intellectual Property Agreement substantially in the form attached as Exhibit C to this Agreement. Any substantive amendments, supplements or deviations from such forms shall require the prior written consent of Buyer.

2.6 Shared Locations. At or prior to Closing, Seller and Buyer (or their applicable Subsidiaries) shall enter into a lease, sublease or other occupancy agreement governing each Shared Location (each, a “Shared Location Lease”) in accordance with the terms of Seller Schedule 2.6. To the extent that the consent of a third-party landlord is necessary for a Shared Location Lease and such consent is not obtained, such Shared Location shall be subject to Section 2.4. Buyer and Seller shall cooperate to identify any property that is used both in the Transferred Business and in the Seller Group’s other operations and is not listed on Seller Schedule 2.6, and to fully negotiate a Shared Location Lease with respect to any such property, in each case no later than six (6) months from the date hereof; it being understood that any such Shared Location Lease shall be deemed an Ancillary Document.

ARTICLE III

PURCHASE AND SALE

3.1 Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall cause GTE to sell, convey, transfer, assign and deliver to Buyer (or otherwise cause to be sold, conveyed, transferred, assigned and delivered to Buyer), and Buyer shall purchase and acquire from GTE, all of the issued and outstanding limited liability company interests of Newco free and clear of all Encumbrances.

3.2 Purchase Price. On the terms and subject to the conditions set forth herein, in consideration of the sale of Newco, at the Closing, Buyer shall pay to GTE an amount in cash equal to (i) $10,540,000,000 (ten billion five hundred forty million dollars), plus (ii) the Required Payment Amount, plus (iii) the Estimated Buyer Working Capital Payment, if any, minus (iv) the Estimated Seller Working Capital Payment, if any, minus (v) the Audit Adjustment Amount, if any, plus (vi) the absolute value of the amount of Estimated Net Debt, if negative, minus (vii) the amount of Estimated Net Debt, if positive (the “Purchase Price”).

3.3 Closing. The Closing shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022 at 10:00 a.m. New York City time on (i) the date that is the first Business Day that is in the month after, and is at least three (3) Business Days after, the later of (a) the date on which the conditions set forth in Article VII are satisfied (other than those conditions that by their nature are to be satisfied by actions taken at (or substantially concurrently with) the Closing, but subject to the satisfaction or waiver of those conditions) and (b) the Marketing Period Termination Date (but subject to the satisfaction or waiver of the conditions set forth in Article VII as of the date described in this clause (i)), provided that if (w) Buyer has used its reasonable best efforts to prepare for the Cutover at the time the Closing otherwise would have occurred pursuant to this clause (i), (x) despite such efforts Buyer reasonably believes that it would not be able to successfully achieve the Cutover on such date, (y) Buyer provides Seller written notice, at least sixty one (61) days prior to the date the Closing otherwise would have occurred pursuant to this clause (i), that it elects to defer the Closing due to the application of clauses (w) and (x) above, and (z) the date the Closing otherwise would have occurred pursuant to this clause (i) is on or prior to the date that is seventeen (17) months after the date hereof, then the Closing will occur on the first Business Day of the immediately following month (but subject to the satisfaction or waiver of the conditions set forth in Article VII as of such date) or (ii) at such other time and place as the parties hereto may mutually agree. Notwithstanding the foregoing, if such first Business Day of the month is not the first calendar day of the month, then the Closing will be deemed (other than with respect to Article VII and Article VIII hereunder) to occur at 12:01 a.m., Eastern Time, on the first calendar day of the month in which the Closing occurs and Seller will be deemed to have operated the Transferred Business for the benefit of Buyer between such first calendar day and such first Business Day (which shall include the payment by Seller to Buyer of any cash generated by the Transferred Business during such period and not held by the Transferred Companies). The date on which the Closing occurs is the “Closing Date”.

3.4 Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller the following:

(a) the Purchase Price, in immediately available funds by wire transfer to an account or accounts which have been designated by Seller in writing at least three (3) Business Days prior to the Closing Date;

(b) a duly executed counterpart of each of the Ancillary Documents to which Buyer is a party;

(c) a properly executed IRS Form 8023 with respect to the Section 338(h)(10) Companies (and any comparable state and local forms) signed by Buyer and containing information then available; and

(d) the certificate to be delivered pursuant to Section 7.3(d).

3.5 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a) a membership interest transfer power transferring ownership of the limited liability company interests of Newco;

(b) a duly executed counterpart of each of the Ancillary Documents;

(c) a duly executed copy of each of the Transfer Documents;

(d) letters of resignation in form and substance reasonably acceptable to Buyer from each member of the Board of Directors (or similar governing body) of each of the Transferred Companies, effective not later than the Closing Date, or other evidence that each member of the Board of Directors (or similar governing body) of each of the Transferred Companies immediately prior to the Closing shall cease to be a member of the Board of Directors (or similar governing body) of the Transferred Companies at the Closing;

(e) a certificate of non-foreign status reasonably acceptable to Buyer and otherwise meeting the applicable requirements of Treasury Regulation Section 1.1445-2(b)(2);

(f) a properly executed IRS Form 8023 with respect to the Section 338(h)(10) Companies (and any comparable state and local forms) signed by Seller and containing information then available; and

(g) the certificate to be delivered pursuant to Section 7.2(g).

3.6 Closing Statement.

(a) No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer an estimated pro forma (for the Pre-Closing Reorganization) statement of Net Working Capital (“Estimated Net Working Capital”) and Net Debt (“Estimated Net Debt”), which statement will be prepared in accordance with GAAP, applied in a manner consistent with the preparation of the Newco Financial Statements and in accordance with the principles, policies and methodologies set forth in Exhibit F attached hereto (collectively, the “Working Capital Principles”). If there is a conflict between GAAP, applied in a manner consistent with the Newco Financial Statements, and Exhibit F, then Exhibit F shall prevail. The process described in this Section 3.6 is not intended to permit the introduction of different accounting methodologies, classification, practices, estimation techniques, assumptions and principles to the preparation of the Estimated Closing Statement or the Final Closing Statement from those used in the preparation of the balance sheet as of December 31, 2013 included in the Newco Financial Statements, except as may be expressly provided for in the definitions set forth herein and in Exhibit F attached hereto. The statement prepared in accordance with the foregoing is referred to as the “Estimated Closing Statement”. Seller shall also prepare and deliver to Buyer a worksheet showing the difference, if any, between the Estimated Net Working Capital and the Net Working Capital Threshold. The amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Threshold is referred to herein as the “Estimated Buyer Working Capital

Payment”. The amount, if any, by which the Net Working Capital Threshold exceeds the Estimated Net Working Capital is referred to herein as the “Estimated Seller Working Capital Payment”.

(b) Audit Adjustment Amount. If upon delivery to Buyer of the Audited 2014 Financial Statements pursuant to Section 6.18(a)(i), the total revenues of the Transferred Business reflected in the Audited 2014 Financial Statements for the fiscal year ending December 31, 2014 (the “Audited 2014 Revenue Amount”) is less than the amount set forth on Schedule 3.6(b)(1), then the Purchase Price shall be decreased by the dollar amount equal to the product of (x) 5.9 multiplied by (y) 0.41 multiplied by (z) the dollar amount by which the Audited 2014 Revenue Amount is less than the amount set forth on Schedule 3.6(b)(2). The “Audit Adjustment Amount” shall be either: (i) such product, if the Audited 2014 Revenue Amount is less than the amount set forth on Schedule 3.6(b)(1); or (ii) zero dollars ($0), if the Audited 2014 Revenue Amount is not less than the amount set forth on Schedule 3.6(b)(1).

(c) Seller shall prepare, or cause to be prepared, no later than sixty (60) days after the Closing Date, a statement of Net Working Capital and Net Debt of the Transferred Business as of the Effective Time, which statement (the “Final Closing Statement”) will be prepared in accordance with the Working Capital Principles, together with a worksheet showing the difference, if any, between (i) the Net Working Capital shown on the Final Closing Statement (the “Final Net Working Capital”) and the Estimated Net Working Capital and (ii) the Net Debt shown on the Final Closing Statement (the “Final Net Debt”) and the Estimated Net Debt. From and after the Closing Date, Buyer shall provide Seller and its authorized representatives with reasonable access during business hours on reasonable notice to the Transferred Business, including the Transferred Books and Records, and other information that may reasonably relate to the Final Closing Statement as Seller shall from time to time reasonably request in writing.

(d) For thirty (30) days following its receipt of the Final Closing Statement, Buyer shall have the right to object thereto or any portion thereof (it being agreed that the only permitted reasons for objections shall be mathematical error or the failure to prepare the Final Closing Statement or compute items set forth therein in accordance with this Section 3.6, including any failure of the Final Closing Statement or any items set forth therein to adhere to the Working Capital Principles). Any objection made by Buyer shall be accompanied by materials showing in reasonable detail Buyer’s support for its position or a reasonable basis for why it lacks sufficient information on which to make such an objection. Buyer shall be deemed to have waived any rights to object to the Final Closing Statement, unless Buyer furnishes its written objections, together with supporting materials, to Seller within such thirty (30) day period. Within thirty (30) days after Seller’s receipt of Buyer’s objection to the Final Closing Statement, Buyer and Seller shall meet to resolve any differences in their respective positions with respect to the Final Closing Statement. Each party shall provide the other party supporting documentation and make their respective representatives reasonably available to answer questions as to their respective positions with respect to the Final Closing Statement. If Buyer and Seller are unable to agree on the Final Closing Statement within ninety (90) days after Seller’s receipt of Buyer’s written objections, then PricewaterhouseCoopers LLP will be appointed to resolve any remaining disagreements. If such mutually selected accounting firm is not willing and able to serve in such capacity, then Seller shall deliver to Buyer a list of three (3) other accounting firms of recognized national standing in the United States and Buyer shall select one (1) of such three (3) accounting firms (PricewaterhouseCoopers LLP or such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). Buyer and Seller shall execute any agreement reasonably required by the Accountant for its engagement hereunder. The Accountant, acting as an expert and not as an arbitrator, shall be charged with determining as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Accountant, whether Final Net Working Capital, Final Net Debt and the Final Closing Statement were prepared in accordance with this Agreement, including the Working Capital Principles, and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant and any other items affected by the resolution of those disputed items, and in all instances, the Accountant’s determinations must be within the range of the amounts asserted by Buyer and Seller) whether and to what extent, if any, Final Net Working Capital, Final Net Debt and the Final Closing Statement require adjustment. The Accountant shall allocate its costs and expenses between Buyer and Seller based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to Buyer on the one hand or Seller on the other hand, such that Buyer bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyer. If there is no timely objection as provided above, the Final Closing Statement as determined by Seller shall be binding and final for purposes of this Agreement. If there is a timely objection as provided above, the determination of the Accountant shall be binding and final for purposes of this Agreement.

(e) The amount equal to the Final Net Working Capital minus the Estimated Net Working Capital shall be referred to as the “Working Capital Difference” and the amount equal to the Final Net Debt minus the Estimated Net Debt shall be referred to as the “Net Debt Difference”. Within two (2) Business Days following the final determination of the Final Closing Statement, whether by agreement between Buyer and Seller or as set forth in Section 3.6(b), (x) Buyer shall pay to GTE an amount equal to the Working Capital Difference, if the Working Capital Difference is a positive number, and Seller shall pay (or cause GTE to pay) to Buyer an amount equal to the absolute value of the Working Capital Difference, if the Working Capital Difference is a negative number, and (y) Seller shall pay (or cause GTE to pay) to Buyer an amount equal to the Net Debt Difference, if the Net Debt Difference is a positive number, and Buyer shall pay to GTE an amount equal to the absolute value of the Net Debt Difference, if the Net Debt Difference is a negative number. Such amount shall be paid, in immediately available funds, together with interest thereon calculated pursuant to the penultimate sentence of this Section 3.6(e), pursuant to the instructions previously delivered by Buyer or GTE, as applicable. Notwithstanding the foregoing, the aggregate of the respective amounts to be paid (if any) by Seller or GTE, on the one hand, and Buyer, on the other hand, under the preceding two sentences shall, if payable at the same time, be netted against each other and the party with the positive net payment obligation shall pay such net obligation amount. Any payment under this Section 3.6(e) shall accrue interest at the rate of 200 basis points per annum above the “prime rate” as of the Closing Date as announced by Bank of America, N.A. (or any successor thereto) from the Closing Date to the date of payment. Any payment made pursuant to this Section 3.6(e) shall, for tax purposes, be deemed to be an adjustment to the consideration payable to GTE.

3.7 Allocation of Purchase Price. The parties have agreed that the purchase and sale of the limited liability company interests of Newco shall be treated for U.S. federal income tax purposes as an acquisition by Buyer, and a sale by Seller, of all of the assets of Newco and that the purchase and sale of the limited liability company interests of Newco will be treated as an “applicable asset acquisition” within the meaning of Section 1060 of the Code. Within ninety (90) days following the Closing Date, Buyer shall deliver to Seller a draft allocation schedule, prepared in accordance with Section 1060 of the Code, allocating the Purchase Price and the Assumed Liabilities (to the extent treated as liabilities for federal income tax purposes) among the assets of Newco (including, for purposes of this Section 3.7, the stock of the Section 338(h)(10) Companies and the assets of any Subsidiary of Newco that is treated as a flow-through-entity for U.S. federal income tax purposes) (the “Allocation Schedule”). If Seller believes that all or a portion of the Allocation Schedule is incorrect and Seller notifies Buyer in a writing including a description of the objection and basis supporting Seller’s objections and any calculations or documentation that support the objection, within 30 (thirty) days after having received such Allocation Schedule, Buyer and Seller agree to consult and resolve in good faith any such disputed item. In the event the parties are unable to resolve any such dispute within 30 (thirty) days following notice to Buyer of Seller’s objection (in the form and within the time set forth herein), the Accountant will be retained to resolve solely any issue in dispute as promptly as possible and the determination of the Accountant shall be final with respect to such disputed issues. Buyer and Seller shall then be bound by the Allocation Schedule, as adjusted to reflect the determination, if any, of the Accountant. The costs of the Accountant shall be borne equally by Buyer and Seller. In the event that Final Net Working Capital is determined, or another adjustment to the Purchase Price for tax reporting purposes is made under this Agreement or the Employee Matters Agreement, after delivery of the Allocation Schedule, Buyer and Seller shall cooperate to revise such schedule to take into account the portion of such Final Net Working Capital or such other adjustment to the Purchase Price allocable to the assets of Newco. The Allocation Schedule, as finally determined, shall be used in preparing IRS Form 8883 and each of Seller, on the one hand, and Buyer on the other hand, shall report the transaction contemplated by this Agreement, and file all Tax Returns, in each case, for federal, state, local and foreign Tax purposes in accordance with the Allocation Schedule, as finally determined pursuant to this Section 3.7.

3.8 Withholding. Notwithstanding any other provision of this Agreement, any party making a payment under this Agreement shall be entitled to deduct and withhold from any consideration payable hereunder, or other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax law, provided, however, that if either party becomes aware that any amount is required to be so withheld, it shall promptly notify the other party of any such required withholding and the parties shall cooperate with each other in good faith (including by taking all reasonable actions requested by the other party to the extent such actions would not reasonably be expected to have an adverse impact on the requested party) to minimize or eliminate such withholding Taxes. Any amounts so withheld shall be paid over to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the applicable section or subsection of the disclosure schedules delivered to Buyer by Seller prior to the execution hereof (the “Seller Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Seller Schedules shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent on its face), Seller represents and warrants to Buyer that:

4.1 Organization and Qualification. Each of Seller, each Transferred Company and each Subsidiary of Seller that has title to any asset reasonably expected to be a Transferred Asset is, and Newco on the date of its formation will be, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has, and Newco on the date of its formation will have, all requisite corporate, limited liability company or similar power and authority to own, lease and operate its assets and to carry on its business as currently conducted and is, or in the case of Newco prior to the Closing will be, duly qualified to do business and is (or will be) in good standing as a foreign corporation, limited liability company or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

4.2 Capital Structure.

(a) Prior to the date hereof, Seller has made available to Buyer complete and correct copies of the certificate of incorporation or certificate of formation and the by-laws (or similar organizational documents) of each of the Transferred Companies as presently in effect. Seller directly or indirectly owns all right, title and interest in and to, all outstanding stock, membership interests and other equity interests of the Transferred Companies, free and clear of all Encumbrances, other than Permitted Encumbrances. All of the outstanding stock, membership interests and other equity interests of the Transferred Companies have been duly authorized, are validly issued, fully paid and non-assessable. None of the shares of outstanding stock, membership interests and other equity interests of the Transferred Companies was issued in violation of any preemptive rights, rights of first refusal or similar rights.

(b) Seller Schedule 4.2(b) lists the total number of authorized and issued and outstanding shares of all classes of the capital stock or membership interests, as applicable, of each of the Transferred Companies as of the date of this Agreement. Except as contemplated by the Pre-Closing Reorganization, none of the Transferred Companies has any subsidiaries or owns any shares of capital stock, partnership interests or other beneficial ownership interests in any other Person.

(c) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, commitments, securities or obligations of any character under which Seller or its Subsidiaries, including the Transferred Companies, are or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of the Transferred Companies. The outstanding stock and other equity interests of the Transferred Companies are not subject to any voting trust agreement or other Contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock, membership interests or other equity interests of the Transferred Companies.

4.3 Corporate Authorization. Seller and each of its Subsidiaries, as applicable, has full corporate or limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is, or as of the Closing will be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Seller and each of its Subsidiaries, as applicable, of this Agreement and each of the Ancillary Documents to which it is, or as of the Closing will be, a party, and the consummation by Seller and each of its Subsidiaries, as applicable, of the transactions contemplated hereunder and thereunder, has been duly and validly authorized and no additional company or equityholder authorization or consent is required in connection with the execution, delivery and performance by Seller and each of its Subsidiaries, as applicable, of this Agreement or any of the Ancillary Documents to which it is, or as of the Closing will be, a party, and the consummation by Seller and each of its Subsidiaries, as applicable, of the transactions contemplated hereunder and thereunder.

4.4 Consents and Approvals. Other than (a) under the HSR Act, (b) from or to the FCC, (c) from or to the State Commissions (other than the Florida Public Service Commission), (d) from or to state and local regulatory bodies or grantors of multichannel video franchises set forth on Seller Schedule 4.4 (the “Video Franchisors”) and (e) consents required to be maintained or obtained pursuant to any Contract in respect to which a Governmental Entity is a customer of Seller or any of its Subsidiaries, no consent, approval, waiver, authorization, report, notice or filing is required to be obtained by Seller or any of its Subsidiaries from, or to be given by Seller or any of its Subsidiaries to, or made by Seller or any of its Subsidiaries with, any Governmental Entity in connection with the execution, delivery and performance by Seller or any of its Subsidiaries of this Agreement and any Ancillary Document to which it is a party, and the consummation by Seller and each of its Subsidiaries, as applicable, of the transactions contemplated hereby and thereby, except for those consents, approvals, waivers, authorizations, reports, notices or filings the failure to obtain, give or make, as the case may be, would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Business or reasonably be expected to prevent or materially impair or delay Seller’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

4.5 Non-Contravention. The execution, delivery and performance by Seller and its Subsidiaries of this Agreement and the Ancillary Documents to which they are, or as of the Closing will be, a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of Seller’s or its Subsidiaries’ respective organizational documents, (ii) assuming the receipt of all consents, approvals, waivers, novations and authorizations and the making of the notices and filings listed in Section 4.4 or set forth on Seller Schedule 4.4, conflict with or result in a violation or breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Seller or any of its Subsidiaries under, or result in any right of buy-out by any third party under, or result in a loss of any benefit to which Seller or any of its Subsidiaries is entitled under, any Material Contract or result in the creation of any Encumbrance upon any of the Transferred Assets (other than Permitted Encumbrances), or (iii) assuming the receipt of all consents, approvals, waivers, novations and authorizations and the making of notices and filings listed in Section 4.4 or set forth on Seller Schedule 4.4 or required to be made or obtained by Buyer, conflict with or result in a violation or breach of, or constitute a default under, any Law to which the Transferred Business is subject, or under any Governmental Authorizations, other than, in the case of clauses (ii) and (iii), conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses or Encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect (disregarding clauses (vi) and (vii) of the first proviso in the definition of Seller Material Adverse Effect) or prevent or materially impair or delay Seller’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

4.6 Binding Effect. This Agreement and each of the Ancillary Documents, assuming due execution and delivery by Buyer and the other parties thereto, constitutes, or in the case of the Ancillary Documents will upon execution thereof constitute, a valid and legally binding obligation of any of Seller or any of its Subsidiaries that is a party to such agreements, enforceable against Seller or such Subsidiary, as applicable, in accordance with their respective terms, subject, in each case, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.7 Financial Statements.

(a) Seller has previously made available to Buyer true, complete and correct copies of the (i) audited combined statements of assets, liabilities and parent funding of the Transferred Business for the fiscal years ended December 31, 2013 (the “Newco Balance Sheet”) and December 31, 2012, and the related audited combined statements of operations, cash flows and parent funding for the fiscal year ended December 31, 2013 and December 31, 2012, including the notes thereto and together with an unqualified report of Seller’s independent accountant thereon (together with any reports related thereto, collectively, the “Newco Audited Financial Statements”) and (ii) unaudited combined statements of assets, liabilities and parent funding of the Transferred Business for the nine months ended September 30, 2014, and the related unaudited combined statements of operations, cash flows and parent funding for the nine months ended September 30, 2014 (collectively, the “Newco Unaudited Financial Statements” and, together with the Newco Audited Financial Statements, the “Newco Financial Statements”).

(b) The Newco Financial Statements present fairly, in all material respects, the financial position, cash flow, parent funding and results of operations of the Transferred Business as of the dates specified therein and for the period then ended and were prepared in accordance with GAAP applied in a manner consistent with Seller’s past practices with respect to the Transferred Business and are compliant with Regulation S-X, in each case, except as otherwise noted therein and, in the case of the Newco Unaudited Financial Statements, subject to (x) the absence of notes and (y) normal year-end audit adjustments.

(c) The Financial Statements, when delivered pursuant to this Agreement, shall present fairly in all material respects, the financial position, cash flow, changes in parent funding and results of operations of the Transferred Business as of the dates specified therein and for the periods then ended (on an historical basis and in compliance with Regulation S-X), except as otherwise noted therein and, in the case of unaudited interim statements, subject to normal year-end audit adjustments. The Financial Statements shall be prepared in accordance with GAAP, applied in a manner consistent with Seller’s past practices with respect to the Transferred Business and in compliance with Regulation S-X, in each case, except as otherwise noted therein and, in the case of unaudited statements, subject to (x) the absence of notes and (y) normal year-end audit adjustments.

(d) Except as set forth in the Newco Unaudited Financial Statements, since September 30, 2014, Seller and its Subsidiaries conducting the Transferred Business have not incurred any Liabilities that are of a nature that would be required to be disclosed on a combined balance sheet prepared consistently with the Newco Financial Statements or in the notes thereto prepared in conformity with GAAP, other than (i) Liabilities incurred in the Ordinary Course; (ii) other Liabilities under Contracts, Communications Licenses and other permits and licenses in accordance with the terms thereof (other than as a result of any breach thereof by Seller or its Subsidiaries); (iii) Liabilities that individually or in the aggregate would not reasonably be expected to be material to the Transferred Business; and (iv) Liabilities incurred in connection with the transactions contemplated by this Agreement prior to the date of this Agreement or to the extent permitted by this Agreement on or after the date of this Agreement. Notwithstanding the foregoing, the representations and warranties in this Section 4.7(d) shall not apply to any subject matters that are addressed by other representations and warranties in Section 4.8 (Litigation and Claims), Section 4.9 (Taxes), Section 4.12 (Compliance with Laws; Communications Authorizations) and Section 4.13 (Environmental Matters).

(e) Other than (i) the Debt Obligations and (ii) Indebtedness of less than $5,000,000 in the aggregate, the Transferred Companies have no Indebtedness.

4.8 Litigation and Claims.

(a) There is no civil, criminal or administrative action, suit, demand, claim, investigation, review hearing or proceeding pending, or to the Knowledge of Seller, threatened in writing against Seller or any of its Subsidiaries at law or in equity relating to the Transferred Business or the transactions contemplated by this Agreement or the Ancillary Documents, other than those that would not, individually or in the aggregate with any related claims, (i) have a reasonable possibility of resulting in (A) monetary liability of the Transferred Business in excess of $5 million individually or in the aggregate with any related claims, (B) material non-monetary relief against the Transferred Business, (C) a criminal violation or criminal liability by the Transferred Business or (D) a Seller Material Adverse Effect or (ii) reasonably be expected to prevent or materially impair or delay Seller’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

(b) The Transferred Business is not subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, (i) have a reasonable possibility of resulting in (A) monetary liability of the Transferred Business in excess of $5 million individually or in the aggregate with any related claims, (B) material non-monetary relief against the Transferred Business, (C) a criminal violation or criminal liability by the Transferred Business or (D) a Seller Material Adverse Effect or (ii) reasonably be expected to prevent or materially impair or delay Seller’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

4.9 Taxes.

(a) (i) Seller has prepared or caused to be prepared in good faith and duly and timely filed or caused to be duly and timely filed (taking into account any extension of time within which to file) all material Consolidated Tax Returns to the extent relating to a Transferred Company or the Transferred Business, (ii) Seller has prepared or caused to be prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all other material Tax Returns required to be filed by or with respect to each of the Transferred Companies or the Transferred Business, (iii) all such Tax Returns described in clauses (i) and (ii) above are complete and accurate in all material respects to the extent relating to a Transferred Company or the Transferred Business, and (iv) each of Seller, the Transferred Companies and the Transferred Business has paid or caused to be paid all material Taxes that are required to be paid by or with respect to the Transferred Companies and the Transferred Business (whether or not shown an any Tax Return), or that such Transferred Company or the Transferred Business is obligated to withhold from amounts owing to any Person, except with respect to matters contested in good faith for which appropriate reserves have been maintained in accordance with GAAP.

(b) None of the Transferred Companies is currently the beneficiary of any outstanding waivers of any statute of limitations with respect to material Taxes or extensions of time with respect to a material Tax assessment or deficiency and no request for any such a waiver or extension is currently outstanding.

(c) There are no audits, examinations, investigations or other proceedings ongoing or threatened in writing in respect of material Taxes of the Transferred Companies or the Transferred Business.

(d) There are no material Encumbrances for Taxes on any of the assets of the Transferred Companies or the Transferred Business, other than Permitted Encumbrances.

(e) There is no pending claim for a material refund filed by or with respect to any of the Transferred Companies with respect to Taxes previously paid.

(f) None of the Transferred Companies has engaged in any listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(g) None of the Transferred Companies has received written notice from any jurisdiction in which such company currently does not file Tax Returns claiming that such company is required to file Tax Returns in such jurisdiction.

(h) None of the Transferred Companies (i) is or has ever been a member of an affiliated group filing a consolidated U.S. federal income tax return (other than the consolidated group of which Seller is the common parent), and (ii) has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any comparable income tax provision of state or local law), as a transferee or successor or by Contract (other than the consolidated group of which Seller is the common parent and other than any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes).

(i) None of the Transferred Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) change in method of accounting under Section 481 of the Code (or any comparable provision of state, local, or foreign law) for a taxable period ending on or prior to the Closing Date; (b) “closing agreement” as described in Section 7121 of the Code (or any comparable provision of state, local, or foreign law) executed on or prior to the Closing Date; (c) installment sale or open transaction disposition made on or prior to the Closing Date; or (d) prepaid amount received on or prior to the Closing Date.

(j) None of the Transferred Companies is a party to or bound by any Tax allocation, indemnity, sharing or similar agreement that will not be terminated prior to the Closing (excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes).

(k) Other than with respect to a Consolidated Tax Return, no power of attorney which is currently in force has been granted by or with respect to any of the Transferred Companies with respect to any matter relating to Taxes that will not be terminated prior to the Closing.

(l) Newco is and has been since its date of formation a single member limited liability company properly treated as an entity disregarded as separate from GTE for U.S. federal income tax purposes and no election has been made to treat it as anything other than a disregarded entity for state income tax purposes. Verizon Florida LLC is a single member limited liability company properly treated as an entity disregarded as separate from GTE for U.S. federal income tax purposes and no election has been made to treat it as anything other than a disregarded entity for state income tax purposes. Both of GTE Southwest Incorporated and Verizon California Inc. are properly treated as corporations for U.S. federal income tax purposes that are members of the affiliated group filing a consolidated U.S. federal income Tax Return of which Seller is the common parent. None of the Transferred Companies has any Subsidiaries or owns any shares of capital stock, partnership interests or other beneficial ownership interests in any other Person, except for Newco, which as of the Closing will own the equity of the ILEC Subsidiaries.

4.10 Employees and Employee Benefits.

(a) As used in this Agreement, “Seller Benefit Plans” means all (i) “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (ii) all other incentive, profit-sharing, stock option, stock purchase, other equity-based compensation, employment, compensation, vacation or other leave, change in control, retention, supplemental retirement, severance, health, medical, disability, life insurance, welfare, deferred compensation, fringe benefit and other employee compensation and benefit plans, programs, practices and agreements, written or oral, in each case established, maintained or contributed to, by Seller or any of its Affiliates and (x) that will (or will be required to) be established, maintained or contributed to, by Buyer on the Closing Date as provided herein, (y) with respect to which any Business Employee is (or will be) entitled to any benefit, or (z) with respect to which any Transferred Company has any liability. As used in this Agreement, the term “Business Employees” means (i) all active Listed Employees who are employees of the Transferred Companies immediately prior to the Closing and (ii) all Listed Employees who immediately prior to the Closing are on maternity or paternity leave, educational leave, short-term disability, military leave with veterans’ reemployment rights under federal law, leave under the Family Medical Leave Act of 1993, or any other approved leave of absence, or are union represented employees who have been laid off and have a right to recall that has not expired, but in either case, excluding all Retained Employees. The Seller Benefit Plans are set forth on Seller Schedule 4.10(a)(i), and those Seller Benefit Plans that are currently sponsored, maintained or contributed to solely by a Transferred Company (the “Company Plans”) are set forth on Seller Schedule 4.10(a)(ii). None of the Seller Benefit Plans other than the Company Plans will be sponsored or maintained by a Transferred Company as of immediately prior to the Closing Date. With respect to each Seller Benefit Plan, Seller has made available to Buyer true and complete copies of all plan documents, summary plan descriptions, and any other documentation that is material to Buyer’s obligations under Section 6.6 or the Employee Matters Agreement.

(b) Each Seller Benefit Plan has been operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for any non-compliance that, individually and in the aggregate, would not result in a Seller Material Adverse Effect. None of Seller or any of its Subsidiaries has engaged in a transaction with respect to any Seller Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement (in the case of a Tax or penalty imposed by Section 4975 of the Code), would reasonably be expected to subject the Transferred Companies or any Seller Benefit Plan to a Tax or penalty imposed by Section 502(i) of ERISA or by Section 4975 of the Code, either individually or in the aggregate, in an amount which could be material. Each Seller Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the U.S. Internal Revenue Service (“IRS”), each trust maintained under any Seller Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has received recognition of exemption from the IRS, and, to the Knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected to adversely affect such qualified or exempt status.

(c) No liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Transferred Companies or any ERISA Affiliate. None of the Transferred Companies or any ERISA Affiliate have failed to make any contribution when due to any Seller Plan subject to Section 412 of the Code or Section 302 of ERISA. As used in this Agreement,

“ERISA Affiliate” means, with respect to a Transferred Company, any Person or any trade or business, whether or not incorporated, that, together with such Transferred Company, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA prior to the consummation of the transactions contemplated by this Agreement.

(d) No Seller Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA. None of the Transferred Companies or any ERISA Affiliate has made or suffered or will as of the Closing Date (including as a result of the consummation of the transactions contemplated by this Agreement) have made or suffered a “complete withdrawal” or a “partial withdrawal” as such terms are respectively defined in Section 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(e) All contributions required to be made under the terms of any material Seller Benefit Plan have been timely made when due and any other current obligations with respect thereto are appropriately reflected on the Newco Financial Statements and, when delivered, the Financial Statements.

(f) None of the Transferred Companies has obligations for retiree welfare benefits other than (i) coverage mandated by applicable Law or (ii) Transferred Company contributions toward such mandated coverage that continues during a severance period that does not exceed 18 months.

(g) There are no pending or, to the Knowledge of Seller, threatened written claims against Seller or its Affiliates under workers’ compensation law or under the Seller Benefit Plans that (i) could transfer to Buyer (in whole or in part) in connection with an assumption of obligations required by Section 6.6 or the Employee Matters Agreement, (ii) are not accrued under the applicable Seller Benefit Plan or reflected on the Newco Financial Statements and (iii) if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a material Liability to Buyer.

(h) Except as contemplated by this Agreement or the Employee Matters Agreement, the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not (either alone or together with any other event) (i) entitle any Business Employee to severance, change of control or other similar pay or benefits under any Seller Benefit Plan, or (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits to any Business Employee or beneficiary of any Business Employee under any Seller Benefit Plan, or increase the amount payable or trigger any other material obligation with respect to any Business Employee or beneficiary of any Business Employee.

(i) Seller Schedule 4.10(i) sets forth a list (as of the date set forth therein) of the individuals whose primary duties immediately prior to the date hereof have been (or whose primary duties immediately prior to their last date of active employment prior to commencing maternity or paternity leave, educational leave, short-term disability, military leave with veterans’ reemployment rights under federal law, leave under the Family Medical Leave Act of 1993, or any other approved leave of absence, or in the case of individuals who were union represented employees who have been laid off and have a right to recall that has not expired, were) in respect of the Transferred Business or the Transferred Assets. Such Seller Schedule 4.10(i) separately identifies each Retained Employee and identifies as to each employee named on Seller Schedule 4.10(i) such employee’s identification number and job title. In addition, Seller Schedule 4.10(i) identifies an estimate of the call center employees and other classifications of employees who do not individually devote a majority of their time to, but who currently support the Transferred Business and Transferred Assets, and who will be allocated to the Transferred Business (the “Allocated Support Employees”). Seller will provide a list of the names, identification numbers and job titles of such Allocated Support Employees not later than 90 days prior to the Closing Date, and such list shall be deemed to amend Seller Schedule 4.10(i). The individuals set forth on Seller Schedule 4.10(i), as the same may be amended in accordance herewith, shall be referred to as the “Listed Employees”. Within both twenty-five (25) and ten (10) Business Days before the date that Seller reasonably anticipates will be the Closing, Seller shall further revise Seller Schedule 4.10(i) in accordance with the terms of Section 4.1(a) of the Employee Matters Agreement, with any final updates to such information to be provided to Buyer no later than ten (10) Business Days after the Closing in accordance with the terms of Section 4.1(a) of the Employee Matters Agreement.

(j) The Transferred Companies are not obligated under any service provider Contract for payroll, human resources, or employee benefits.

4.11 Labor and Employment Matters.

(a) Except for the collective bargaining agreements and other agreements disclosed in Seller Schedule 4.11(a) (each a “Collective Bargaining Agreement” and, collectively, the “Collective Bargaining Agreements”), neither Seller nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other agreement with a labor union regarding any of the Business Employees. Neither Seller nor any of its subsidiaries is currently engaged in negotiating a new collective bargaining agreement covering any of the Business Employees or is under an obligation to do so as a result of a unit certification issued by the National Labor Relations Board.

(b) Seller and its Subsidiaries are in compliance in all material respects with all Laws and material contractual obligations respecting employment, employment practices and terms and conditions of employment applicable to the Business Employees, including those relating to wages, hours, equal opportunity, labor relations, workplace safety and the payment of social security and unemployment Taxes.

(c) Neither Seller nor its Subsidiaries have engaged in any reductions in force or plant closings affecting Business Employees which triggered any notice obligation under the Worker Adjustment and Retraining Notification Act as of the one-year period preceding the date hereof that remain unsatisfied and do not anticipate engaging in any such activity prior to Closing.

(d) Except for such matters which would not, individually or in the aggregate, reasonably be expected to result in a Liability to Buyer of more than five million dollars ($5,000,000), there is no pending, or to the Knowledge of Seller, threatened strike, lockout, walkout, other work stoppage, or any adverse labor action such as picketing or boycott by any labor organization, or any union organizing effort by or among any of the Business Employees.

(e) There is no unfair labor practice charge or complaint against any of the Transferred Companies or related to the Business Employees pending or, to the Knowledge of Seller, threatened in writing before the National Labor Relations Board or any other Governmental Entity. There is no unit clarification or representation petition pending before the National Labor Relations Board.

(f) Except for such matters which would not, individually or in the aggregate together with any related claims, reasonably be expected to result in a Liability to Buyer of more than five million dollars ($5,000,000), there is no grievance or labor arbitration against any of the Transferred Companies pending, or to the Knowledge of Seller, threatened in writing.

4.12 Compliance with Laws; Communications Authorizations. (a) The Transferred Business is being, and has been for the three (3) year period prior to the date of this Agreement, conducted in compliance in all material respects with applicable Laws, (b) during the three (3) year period prior to the date of this Agreement, none of Seller or any of its Subsidiaries has received any written notice alleging (1) that the Transferred Business has been conducted in violation of applicable Law in any material respect or (2) that the Transferred Business is under investigation with respect to any such material violation and (c) the Transferred Companies have all the material Governmental Authorizations issued by the FCC, the State Commissions or other Governmental Entity under all Laws currently in effect that are material to the conduct of the Transferred Business as currently conducted (collectively, the “Seller Authorizations”); it being understood that nothing in this representation is intended to address the matters addressed by Section 4.9 (Taxes), Section 4.13 (Environmental Matters) or Section 4.18 (Communications Licenses). As of the date of this Agreement, there are no applications by Seller or any of its Subsidiaries pending before the FCC, the State Commissions or any other Governmental Entity for additional authorizations that would be Seller Authorizations if they existed as of the date of this Agreement.

4.13 Environmental Matters.

(a) All material Environmental Permits required for operation of the Transferred Business (i) have been obtained and are held by the Transferred Companies and (ii) are currently in full force and effect. The Transferred Companies are in material compliance with all Environmental Permits required for operation of the Transferred Business.

(b) The Transferred Companies and the Transferred Business are, and at the Effective Time each of the foregoing will be, in material compliance with all Environmental Laws applicable or relating to the Transferred Business, the Transferred Real Property or the Transferred Leased Real Property, including all reporting, discharge and emission requirements under or pursuant to any Environmental Laws, and neither Seller nor any of the Transferred Companies has received any notice from any Person alleging that any of the foregoing are not in such compliance with any Environmental Laws. There are no events, conditions, circumstances, activities, practices or incidents, including the release, emission, discharge, transportation, handling, storage, presence or disposal of any Hazardous Materials, related to the Transferred

Business, the Transferred Real Property or the Transferred Leased Real Property which have given, or, to Seller’s Knowledge, would reasonably be likely to give, rise to any material Environmental Claim or Liability.

(c) There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to Seller’s Knowledge, threatened against the Transferred Companies or against any Person for whom the Transferred Companies are or would reasonably be expected to have Liability for, related to any Environmental Permit or any Environmental Law, or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated, pending or approved thereunder, that has constituted or would reasonably be expected to constitute a material Liability.

(d) (i) The Transferred Companies have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material in the conduct of the Transferred Business except in material compliance with applicable Environmental Law, (ii) all underground storage tanks located at any Transferred Real Property or Transferred Leased Real Property are listed in Schedule 4.13(d)(ii), and all such underground storage tanks are in material compliance with all Environmental Laws and have not been the subject of any release or investigation for any Hazardous Materials, (iii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or used by the Transferred Business except as is in material compliance with all Environmental Laws, and (iv) no polychlorinated biphenyls (PCBs) or PCB-containing items are owned by the Transferred Companies or the Transferred Business, and, to Seller’s Knowledge, no PCB-containing equipment is located at any Transferred Real Property or Transferred Leased Real Property except in material compliance with Environmental Law.

(e) Prior to the date hereof, Seller has made available to Buyer all recent environmental assessments, reports, Environmental Permits, results of investigations, or audits, any material correspondence with agencies or third parties, and any other material documents concerning any of the foregoing regarding any matters that are outstanding or otherwise prepared in the last five (5) years that are in the possession of or reasonably available to Seller, any of its Subsidiaries, or any of the Transferred Companies pertaining to the Transferred Business, the Transferred Real Property or the Transferred Leased Real Property, or Liability of any of the foregoing under or pertaining to any Environmental Law.

(f) None of Seller, the Transferred Companies or the Transferred Business (i) have received any request for information or Environmental Claim regarding, or have been notified that they are a potentially responsible party under, or that any of the Transferred Business, the Transferred Real Property or the Transferred Leased Real Property are the subject of or responsible for any investigation, claim, remediation or Action for any on-site or off-site locations relating to the handling, transportation, storage, disposal, treatment or recycling of Hazardous Materials, including pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, or any state or provincial analog thereto, in connection with the conduct of the Transferred Business, the Transferred Real Property or the Transferred Leased Real Property, and (ii) have not been, and, to Seller’s Knowledge, are not reasonably expected to be, subject to Liability for any Environmental Claim arising under or pursuant to such Laws in connection with the conduct of the Transferred Business, the Transferred Real Property or the Transferred Leased Real Property.

(g) Notwithstanding any other provision of this Article IV, the representations and warranties contained in this Section 4.13 constitute the sole and exclusive representations and warranties of Seller with respect to any Environmental Law, Environmental Claim or Hazardous Material.

4.14 Intellectual Property.

(a) To the Knowledge of Seller, the conduct of the Transferred Business (including the ILEC Services) does not, and as conducted during the two (2) year period prior to the date of this Agreement did not, infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person except for any such infringement, misappropriation or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Business. Notwithstanding any other provision of this Article IV, the representations and warranties contained in this Section 4.14(a) constitute the sole and exclusive representations and warranties of Seller regarding infringement, misappropriation or other violation of any Intellectual Property of any Person by the conduct of the Transferred Business.

(b) Other than as would not reasonably be expected to be material to the Transferred Business, (i) there are no pending or, to the Knowledge of Seller, threatened, proceedings, administrative claims, litigation or adverse claims alleging that the operation of the Transferred Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any other Person, and (ii) there has been no such claim threatened in writing or, to the Knowledge of Seller, asserted in the past two (2) years.

(c) To the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Transferred Companies prior to the Closing, and no such claims have been asserted or threatened against any Person by Seller or its Subsidiaries in the past two (2) years.

(d) Seller and its Subsidiaries take reasonable measures to protect the confidentiality of Trade Secrets in respect of the Transferred Business. To the Knowledge of Seller, there has not been any disclosure of any material Trade Secret in respect of the Transferred Business to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.

(e) The Transferred IT Systems have been maintained in accordance with standards prevalent in the telecommunications industry. To the Knowledge of Seller, the Transferred IT Systems are in good working condition, normal wear and tear excepted, and are useable to effectively perform all information technology operations necessary to conduct the portion of the Transferred Business that such Transferred IT Systems support. Seller and its Subsidiaries have not experienced within the past three (3) years any material disruption to, or material interruption in, their conduct of the Transferred Business attributable to a defect, bug, breakdown or other failure or deficiency of any Transferred IT Systems.

(f) Seller and its Subsidiaries have established, and the Transferred Business is in compliance in all material respects with, a written information security program or programs covering the Transferred Business that (i) includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary data, (ii) is designed to protect against unauthorized access to the Transferred IT Systems and proprietary data, and (iii) is adequate in all material respects for the conduct of the Transferred Business. To the Knowledge of Seller, the Transferred Business has not suffered a material security breach with respect to any proprietary data or Trade Secrets in the last three (3) years.

(g) Seller and its Subsidiaries, in respect of the Transferred Business, (i) have a privacy policy regarding the collection and use of information that identifies, or could reasonably be used to identify, any natural persons (including names, addresses, telephone numbers, email addresses, social security numbers, and/or account information) (“Personal Information”) and (ii) to the Knowledge of Seller are in compliance, and have complied, in all material respects with the privacy policies applicable to the Transferred Business and all applicable Laws regarding information privacy and security and the collection, use, disposal, disclosure, maintenance and transmission of Personal Information in connection with the Transferred Business. Seller has posted its applicable privacy policy(ies), or a link thereto, in a clear and conspicuous location on Seller’s website located at www.verizon.com. Neither the execution, delivery or performance of this Agreement or any Ancillary Document nor the consummation of any of the transactions contemplated hereby will result in any violation, in any material respect, of (i) any of Seller’s or its Subsidiaries’ privacy policies applicable to the Transferred Business or (ii) of any agreement of Seller or its Subsidiaries with respect to the collection, use, disposal, disclosure, maintenance, and transmission of Personal Information.

4.15 Contracts.

(a) Seller Schedule 4.15 sets forth each of the Contracts in effect as of the date of this Agreement that (I) is a Transferred Asset or to which any of the Transferred Companies is a party (other than Contracts that are Excluded Assets) and (II): (i) limits in any material respect the freedom of any of the Transferred Companies or their Affiliates to compete in any line of business or within any geographic area or with any Person, (ii) involves the sharing of profits of any of the Transferred Companies with any third party (other than Seller or its Subsidiaries), (iii) involves future payments, performance or services or delivery of goods or materials to or by any of the Transferred Companies of any amount or value reasonably expected to exceed $5 million in any future twelve (12) month period, other than Contracts that can be terminated on less than ninety (90) days’ notice without material monetary penalty or other material impact, (iv) involves any acquisition or disposition of any business or a majority of the stock or assets of any other Person, in each case having a purchase price in excess of $5 million, (v) contains a put, call or similar right (other than as described in clause (iii) above) pursuant to which any of the Transferred Companies could be required to purchase or sell, as applicable, any equity interests in or assets of any Person, in the case of this clause (v), having a purchase price for acquisition of assets in excess of $5 million, (vi) is a Material Transferred Lease or (vii) is a material partnership or joint venture agreement or similar Contract (any of the foregoing, together with any Contract of a type described above that is entered into after the date of this Agreement and prior to Closing, other than any portion of any Master Agreement that is not a Transferred Asset, a “Material Contract”).

(b) Seller has made available to Buyer complete and accurate copies of each Material Contract as in effect as of the date of this Agreement. Each Material Contract is valid and binding on Seller or its Subsidiaries, as the case may be, and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, except for failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Business. There is no default under any such Material Contract by Seller or any of its Subsidiaries, or, to the Knowledge of Seller, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Seller or any of its Subsidiaries, or, to the Knowledge of Seller, any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Business.

4.16 Absence of Changes. Since December 31, 2013 and through the date of this Agreement, (a) Seller and its Subsidiaries have conducted the Transferred Business only in the Ordinary Course, and have not taken any actions which, if taken after the date hereof, would require Buyer’s consent pursuant to Section 6.2(a)(i) (with respect to such actions taken after September 30, 2014 and in all cases disregarding the proviso in Section 6.2(a)(i)), Section 6.2(a)(v), Section 6.2(a)(vi) and Section 6.2(a)(x) and (b) the Transferred Business has not experienced any event or condition, and no condition, change, event, occurrence or development has occurred, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Seller Material Adverse Effect.

4.17 Assets.

(a) After giving effect to the Pre-Closing Reorganization, and subject to the receipt of all applicable approvals and consents, including those contemplated by Section 4.4, the Transferred Companies will have, in all material respects, good and valid title to, or in the case of leased property, valid leasehold interests in, all of the material Transferred Assets.

(b) Subject to the immediately following sentence, the assets of the Transferred Companies as of the Closing Date (assuming the consummation of the Pre-Closing Reorganization), together with the assets, licenses and services to be made available pursuant to the Ancillary Documents, will be sufficient, and constitute all assets of Seller and its Subsidiaries that are necessary, to permit Buyer and the Transferred Companies to operate the Transferred Business substantially in the same manner as the operation of the Transferred Business as of the Closing. Notwithstanding the foregoing, it is understood and agreed that:

(i) the Transferred Companies will not be assigned those assets and services listed or described in Seller Schedule 4.17(b)(i), which are necessary for the conduct of the Transferred Business;

(ii) the Transferred Companies are not being assigned the Retained Contracts and the services provided under the Retained Contracts (in each case excluding, for the avoidance of doubt, the portions of any Master Agreement transferred or to be transferred pursuant to Section 6.13(a)) that are necessary for the conduct of the Transferred Business;

(iii) certain of the administrative and regional headquarters management employees currently operating or advising the Transferred Business may not be transferred to the Transferred Companies and the immediately preceding sentence assumes that Buyer or the Transferred Companies after Closing will provide such equivalent personnel as may be appropriate for the benefit of the Transferred Business;

(iv) certain Intellectual Property that is not owned by or licensed to the Transferred Companies or included in the Transferred Assets is needed to operate the Transferred Business. Except as provided in Section 6.17, Seller will not be obligated to procure or grant rights in or licenses to such Intellectual Property on behalf of the Transferred Companies or the Transferred Business;

(v) certain Seller Owned Software is needed to operate the Transferred Business. Except for any such Seller Owned Software to be licensed to Buyer pursuant to an Ancillary Document or a software license agreement agreed upon pursuant to Sections 6.17(d) or 6.17(e) hereof, Seller will not be obligated to license any other Seller Owned Software or to procure rights in or licenses to any similar third party software after Closing;

(vi) certain IT Systems that are not Transferred IT Systems are needed to operate the Transferred Business. Except as may be set forth in any Ancillary Document, Seller will not be obligated to procure, lease or license any such IT Systems after Closing;

(vii) the only assets that will be held by the Transferred Companies as of the Closing with respect to (A) the provision by Verizon Online LLC of dial-up, DSL services and dedicated Internet access services and related value added services taken by DSL customers located in the States, (B) the resale of satellite to terrestrial video services, (C) the provision by Verizon Long Distance LLC of long distance services to customers located in the States, (D) the provision by Verizon Network Integration Corp. and Verizon Select Services Inc. of CPE sales, installation and related maintenance services and (E) the provision by Verizon Services Corp. and Verizon Avenue Inc. of services to multi-dwelling unit owners in the States, will be (i) customer relationships (including Contracts and terms and conditions with respect to such relationships) and (ii) those assets identified as exclusions in clauses (v), (vi) and (x) of the definition of Excluded Assets, and Buyer or the Transferred Companies will need to procure all other assets needed to undertake such activities;

(viii) the provisions of this Section 4.17 assume the receipt of all necessary authorizations, approvals, consents or waivers required by Law, by Governmental Entities or other third Persons pursuant to their Contract rights in connection with the transactions contemplated by this Agreement and the Ancillary Documents; and

(ix) this Section 4.17 does not constitute a representation or warranty regarding infringement, misappropriation or other violation of any Intellectual Property of any Person by the conduct of the Transferred Business, which is the subject of the representation and warranty set forth in Section 4.14(a).

4.18 Communications Licenses. Seller and its Subsidiaries are the authorized legal holders or otherwise have rights to the Communications Licenses, which licenses constitute all of the material licenses, from the FCC or the State Commissions that are required for and/or used in the operation of the Transferred Business as presently operated. All the Communications Licenses were duly obtained and are valid and in full force and effect, unimpaired by any condition, except those conditions that may be contained within the terms of such Communications Licenses or those conditions applicable to the particular class of Communications Licenses generally. Seller and its Subsidiaries are in compliance in all material respects with the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC and all applicable State Commissions in respect of the operation of the Transferred Business. There is not pending or, to the Knowledge of Seller, threatened, any action by or before the FCC or any State Commissions in which the requested remedy is the revocation, suspension, cancellation, rescission or modification of any of the Communications Licenses. Seller Schedule 4.18 contains a complete and correct list of Seller’s Communications Licenses.

4.19 Title to Property. Seller and its applicable Subsidiaries have transferred, and at or prior to the Closing will transfer, to the Transferred Companies, as applicable, good and valid title to, or a valid and binding leasehold interest in, the real and personal tangible property included in or with the tangible Transferred Assets that they own or lease having a value in excess of $100,000 (or which are otherwise material to the Transferred Business), free and clear of all Encumbrances, except (a) Encumbrances specifically reflected or specifically reserved against in the Newco Financial Statements, (b) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, repairmen’s or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course and which would not materially impair the use, operation or value of any material assets included in the Transferred Business, (c) Encumbrances for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings for which reserves have been maintained in accordance with GAAP, (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course, (e) with respect to real property, (i) Easements, licenses, covenants or other similar restrictions, including any other agreements, conditions or restrictions, (ii) Encumbrances arising pursuant to the terms of any Transferred Real Property Lease, (iii) zoning, building, subdivision or other similar requirements or restrictions and (iv) Encumbrances arising pursuant to the terms of any leases, subleases and licenses, (f) non-exclusive licenses granted in the Ordinary Course and (g) the Encumbrances set forth on Seller Schedule 4.19 (collectively, the “Permitted Encumbrances”).

4.20 Real Property.

(a) Prior to the date hereof, Seller has made available to Buyer complete and accurate copies of each of the Material Transferred Leases, as in effect as of the date of this Agreement. Neither Seller nor any of its Subsidiaries has granted any lease, license or sublicense to use the material Transferred Real Property, other than Permitted Encumbrances.

(b) The use and operation of the material Transferred Real Property and the Material Transferred Leases in the conduct of the Transferred Business do not violate in any material respect any instrument of record or agreement affecting such property.

(c) There are no pending, or to the Knowledge of Seller, threatened in writing, appropriation, condemnation, eminent domain or similar proceedings brought by a Governmental Entity relating to the material Transferred Real Property, or to the Knowledge of Seller, the Material Transferred Leases.

(d) As of the date of this Agreement, the Transferred Real Property and the Transferred Leased Real Property have not suffered any material damage by fire or other casualty which has not heretofore been repaired and restored to its condition prior to such damage in all material respects, except for damage that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Business.

4.21 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Subsidiaries that might be entitled to any fee or commission from any of the Transferred Companies in connection with the transactions contemplated by this Agreement and the Ancillary Documents.

4.22 Customers. Set forth on Seller Schedule 4.22 is a complete and accurate list in respect of the Transferred Business in each of California, Florida and Texas of (a) the ten (10) largest wholesale customers and (b) the ten (10) largest commercial customers (in each case based on the amounts paid to Seller and its Subsidiaries in respect of the Transferred Business and in each case other than Seller or its Subsidiaries) during the nine (9) months ended September 30, 2014, with respect to the Transferred Business, showing the approximate total revenues generated with respect to the Transferred Business from each such customer during such period. As of the date of this Agreement, none of the customers set forth on Seller Schedule 4.22 has (i) terminated or canceled its business relationship with any of the Transferred Companies or (ii) to the Knowledge of Seller, provided written notice to Seller or any of its Subsidiaries of an intention or request to so terminate or cancel, except, in each case, for such termination or cancellation which would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Business.

4.23 Newco. After formation until the Closing, Newco shall not conduct any business, and shall have no assets, liabilities or obligations of any nature, in each case, other than those incident to its formation and holding of the interests of the other Transferred Companies, the Transferred Assets and the Assumed Liabilities or relating to the Pre-Closing Reorganization and other transactions contemplated by to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the applicable section or subsection of the disclosure schedules delivered to Seller by Buyer prior to the execution hereof (the “Buyer Schedules” and, together with the Seller Schedules, the “Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Buyer Schedules shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent on its face), Buyer represents and warrants to Seller that:

5.1 Organization and Qualification. Each of Buyer and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as currently conducted and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

5.2 Corporate Authorization. Buyer has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Documents, and the consummation by Buyer of the transactions contemplated hereunder and thereunder, has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by Buyer of this Agreement or any of the Ancillary Documents and the consummation by Buyer of the transactions contemplated hereunder and thereunder.

5.3 Consents and Approvals.

(a) Other than (i) under the HSR Act, (ii) from or to the FCC, (iii) from or to the State Commissions (other than the Florida Public Service Commission), (iv) from or to the Video Franchisors and (v) consents required to be maintained or obtained pursuant to any Contract in respect to which a Governmental Entity is a customer of Seller or any of its Subsidiaries, no consent, approval, waiver, authorization, report, notice or filing is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Governmental Entity in connection with the execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation by Buyer of the transactions contemplated hereunder and thereunder, except for those consents, approvals, waivers, authorizations, reports, notices or filings the failure to obtain, give or make, as the case may be, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

(b) Assuming the receipt of all consents, approvals, waivers and authorizations and the making of all notices and filings listed in Section 5.3(a), Buyer will be, as of the Closing Date, authorized under the Communications Act and pursuant to such other Governmental Authorizations as are required from all Governmental Entities to provide the ILEC Services and to own and operate the Transferred Assets. As of the date of this Agreement, there is no claim, lawsuit, agency complaint, investigation or proceeding (“Complaint”) pending against Buyer or any of its Subsidiaries, nor, to the Knowledge of Buyer, any threat to file a Complaint, in each case that if determined adversely to Buyer would materially impair or delay Buyer’s qualifications to acquire the Transferred Companies, operate the Transferred Business or obtain any required Governmental Authorization, or materially delay the grant of any consent set forth on Buyer Schedule 5.3. As of the date of this Agreement, no Complaint has been filed with any Governmental Entity with jurisdiction over Buyer or any of its Subsidiaries that raises any such question or results in any such delay.

5.4 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of Buyer’s organizational documents, (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings listed in Section 5.3 or set forth on Buyer Schedule 5.3, conflict with or result in a violation or breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer under, or result in a loss of any benefit to which Buyer is entitled under, any Contract or result in the creation of any Encumbrance upon any of Buyer’s or its Subsidiaries’ assets or (iii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings listed in Section 5.3 or set forth on Buyer Schedule 5.3 or required to be made or obtained by Seller conflict with or result in a violation or breach of, or constitute a default under, any Law to which Buyer is subject, or under any Governmental Authorizations, other than, in the case of clauses (ii) and (iii), conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses or Encumbrances that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

5.5 Binding Effect. This Agreement and each of the Ancillary Documents, assuming due execution and delivery by Seller and the other parties thereto, constitutes, or in the case of the Ancillary Documents will upon execution thereof constitute, a valid and legally binding obligation of Buyer and each of its Subsidiaries that is a party to such agreements, enforceable against Buyer and each such Subsidiary in accordance with their respective terms, subject, in each case, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.6 Litigation and Claims. As of the date of this Agreement, there is no civil, criminal or administrative action, suit, demand, claim, investigation, review hearing or proceeding pending, or to the Knowledge of Buyer, threatened against Buyer or any of its Subsidiaries at law or in equity relating to the businesses of Buyer or its Subsidiaries or the transactions contemplated by this Agreement and the Ancillary Documents, other than those that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents. As of the date of this Agreement, none of Buyer nor any of its Subsidiaries is subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries’ ability to perform their respective obligations under this Agreement or the Ancillary Documents.

5.7 Finders’ Fees. Except for JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Greenhill & Co., LLC, whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer, or any Subsidiary of Buyer, that might be entitled to any fee or commission from Buyer or such Subsidiary of Buyer in connection with the transactions contemplated by this Agreement and the Ancillary Documents.

5.8 Financial Capability. At the Closing, assuming the satisfaction of the conditions set forth in Section 7.2, Buyer will have sufficient funds to effect the Closing and all other transactions contemplated by this Agreement and the Ancillary Documents and to conduct its businesses and operations following the Closing. Buyer has provided to Seller, on or prior to the date of this Agreement, a true, complete and correct copy of the executed financing commitment letter among Buyer, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., including any exhibits, annexes, schedules or amendments thereto (collectively, the “Commitment Letter”), pursuant to which the lender party thereto has committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein (the “Committed Financing”). As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, each of the other parties thereto, (B) enforceable in accordance with its terms against Buyer and, to the Knowledge of Buyer, each of the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and general equity principles (regardless of whether enforcement is sought in a proceeding at law or in equity) and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified except as permitted pursuant to Section 6.15, (iii) none of the obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect, (iv) no event has occurred which (with or without notice or lapse of time, or both) would constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other parties thereto under the Commitment Letter, and (v) Buyer does not have any reason to believe that any of the conditions to the Committed Financing will not be satisfied or that the Committed Financing will not be available to Buyer at the Closing Date. Buyer has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date of this Agreement. The Commitment Letter contains all of the conditions precedent to the obligations of the lenders thereunder to fund the Committed Financing. Except for fee letters relating to fees with respect to the Committed Financing (a complete copy of which has been provided to Seller (the “Fee Letter”), with only the fee amounts, time periods, covenants that apply on and after the Closing Date, pricing caps, specific flex terms that do not relate to conditionality and other economic terms set forth therein (none of which would reasonably be expected to adversely affect the availability or aggregate principal amount of the Committed Financing) redacted, provided that Seller may only share such Fee Letter with those Persons set forth on Buyer Schedule 5.8), as of the date of this Agreement, there are no side letters or other agreements, arrangements or contracts (including fee letters) to which Buyer or any of its Subsidiaries is a party that would affect the availability of the Committed Financing other than as expressly set forth in the Commitment Letter. Without limiting Section 7.2, in no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Subsidiaries or any other financing transaction be a condition to any of the obligations of Buyer hereunder.

5.9 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 7.2(b), Section 7.2(c) and Section 7.2(d), and assuming that the Transferred Business is not Insolvent (as defined below) as of the date of this Agreement or as of the Closing, neither Buyer nor the Transferred Companies will (i) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured (clauses (i)-(iii), “Insolvent”).

5.10 Regulatory Compliance. Buyer and its Subsidiaries are the authorized legal holders or otherwise have rights to all material permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or granted by the FCC, the State Commissions and the Video Franchisors that are required for and/or used in the operation of Buyer’s business in the States (the “Buyer Licenses”). The Buyer Licenses were duly obtained and are valid and in full force and effect, unimpaired by any condition, except those conditions that may be contained within the terms of the Buyer Licenses or those conditions applicable to the particular class of licenses generally. Buyer and its Subsidiaries are in compliance in all material respects with the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC, the State Commissions and the Video Franchisors in respect of the operation of Buyer’s business in the States, except to the extent that such non-compliance or violation would not reasonably be expected to, individually or in the aggregate, delay or adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement. There is not pending or, to the Knowledge of Buyer, threatened, any action by or before the FCC, the State Commissions or Video Franchisors that would reasonably be expected to, individually or in the aggregate, delay or adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.11 Inspections. Buyer is an informed and sophisticated purchaser that is, and has engaged expert advisers that are, experienced in the evaluation and purchase of property and assets such as the Transferred Companies and the Transferred Assets as contemplated hereunder. Buyer has undertaken an independent investigation of the business and operations of the Transferred Business and has been provided with and evaluated such documents and information made available by Seller as Buyer has determined are sufficient to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

ARTICLE VI

COVENANTS

6.1 Access and Information.

(a) From the date of this Agreement until the Closing, subject to any applicable Laws, Seller shall afford Buyer and its representatives reasonable access, during regular business hours and upon reasonable advance written notice, to the Assigned Contracts, the Transferred Books and Records and the officers of the Transferred Business, as Buyer shall from time to time reasonably request in writing and otherwise as mutually agreed (including pursuant to the Cutover Plan Support Agreement). Seller shall use its reasonable best efforts to afford Buyer and its representatives reasonable access, during regular business hours and upon reasonable advance written notice, to (i) accountants’ work papers relating to the Transferred Books and Records and access to auditors of Seller or any of its Affiliates and (ii) properties of the Transferred Business to the extent that circumstances arise that could reasonably be expected to result in a material environmental Liability, provided that Buyer or its representatives, during such access, shall not conduct any invasive procedures, including sampling of soil, groundwater, surface water or other media; it being understood and agreed that in no event shall Buyer have access to (i) any information that (x) Seller’s counsel advises (after consultation in good faith with Buyer’s counsel) that sharing such information would create any potential Liability under applicable Laws, including U.S. Antitrust Laws, (y) in the reasonable judgment of Seller would violate any obligation of Seller or any of its Subsidiaries with respect to disclosure of information or confidentiality or eliminate or reduce the benefit of any legal privilege of Seller or any of its Subsidiaries (if, with respect to confidentiality, Seller has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality), provided that Seller shall in good faith use its commercially reasonable efforts to provide such information in a manner and form that would not reasonably be expected to violate any such obligation with respect to disclosure of information or confidentiality or eliminate or reduce the benefit of any such legal privilege, or (z) that constitutes Customer Proprietary Network Information (other than as permitted by the rules and regulations of the FCC); provided further that in the case of competitively sensitive information, Seller and Buyer shall agree upon mutually acceptable “clean team” procedures with respect to such information and it being further understood that Buyer shall reimburse Seller promptly for reasonable out of pocket costs and expenses incurred by Seller or any of its Subsidiaries in complying with any such request by or on behalf of Buyer. All information received by Buyer or its representatives pursuant to this Section 6.1 shall be governed by the terms of the Confidentiality Agreement.

(b) Following the Closing, upon the request of the other party, Buyer and Seller shall, to the extent permitted by Law, make available to the requesting party and its representatives copies of all financial, Tax and other information pertaining to the Transferred Business or the operation or ownership of the Transferred Business and its assets and liabilities, Transferred Assets, Assumed Liabilities and the Business Employees reasonably requested in connection with (i) any audit or other investigation by any Taxing authority or any required returns, responses to inquiries, reports or submissions to Governmental Entities (including reports filed with the SEC, any consolidated financial or statutory reporting obligations and any

Tax Returns or replies to the Tax inquiries of Seller or its Subsidiaries) with respect to the Transferred Business, the Transferred Companies, the Transferred Assets, the Assumed Liabilities or the Excluded Liabilities related to periods prior to the Closing; provided, however, that Seller shall have no obligation to provide copies of any Consolidated Tax Return, or (ii) any matters relating to insurance coverage, third-party litigation, claims, proceedings and investigations pertaining to the Transferred Companies, the Transferred Assets, the Transferred Business, or the Assumed Liabilities, as applicable, in each case with respect to periods prior to the Closing. Without limiting the generality of the foregoing, Buyer shall comply with its obligations under Section 6.5(i).

(c) As promptly as reasonably practicable following the Closing Date, Seller will transfer, or cause to be transferred, to the Transferred Companies the organizational documents related to the Transferred Companies and materials in any data room prepared by Seller or its Subsidiaries in connection with the transactions contemplated by this Agreement. After the Closing, and until the expiration of any applicable retention periods described in Seller’s data retention policy, as amended from time to time, Buyer or its Subsidiaries may request a copy of any other Transferred Books and Records not previously provided to Buyer. Upon receipt of such request, Seller or its Subsidiaries shall provide Buyer with the requested documents as promptly as reasonably practicable. Buyer shall reimburse Seller or its Subsidiaries for all reasonable out-of-pocket costs and expenses incurred by Seller in connection with providing any such requested records.

6.2 Conduct of Business.

(a) During the period from the date of this Agreement until the Closing, except (v) as otherwise expressly required or permitted by this Agreement, the Ancillary Documents or the Collective Bargaining Agreements, (w) as required by any Governmental Entity or Law, (x) for actions solely affecting the Excluded Assets or Excluded Liabilities, (y) as set forth on Seller Schedule 6.2(a) or (z) as Buyer otherwise consents in writing, which consent shall not be unreasonably delayed, conditioned or withheld (collectively, clauses (w) through (z), the “Business Conduct Exceptions”), Seller shall, and shall cause each of its Subsidiaries operating the Transferred Business to, operate the Transferred Business, in all material respects, in the Ordinary Course and use commercially reasonable efforts to preserve, in all material respects, the Transferred Companies, the Transferred Assets and relationships with the Listed Employees and customers of the Transferred Business. During the period from the date of this Agreement until the Closing, except for the Business Conduct Exceptions, Seller shall, and shall cause each of its Subsidiaries to, with respect to the Transferred Business, the Transferred Companies and the Transferred Assets, as applicable:

(i) not sell, lease, license, transfer, dispose of or create any Encumbrance on any assets having a replacement cost in excess of $500,000 individually or $10,000,000 in the aggregate, other than the sale of obsolete equipment (provided that such obsolete equipment is no longer in use in the support of customers in any manner, whether in call centers, IT, network, production of products or services or otherwise), in the Ordinary Course, or upon expiration of any leases for any such assets, and other than Permitted Encumbrances;

(ii) other than in the Ordinary Course, not enter into, terminate, materially extend or materially modify any Contract that is or would be if it had been entered into prior to the date of this Agreement (x) a Material Contract or (y) a Contract that includes any non-standard service levels to be maintained by any of the Transferred Companies in relation to customers or the Transferred Business;

(iii) not institute any proceeding with respect to, or otherwise materially change, amend or supplement any of its local exchange, intrastate toll or intrastate and interstate access Tariffs related to the Transferred Business or make any other filings with the FCC or State Commissions with respect to the Transferred Business, except in the Ordinary Course and other than Seller-wide proceedings with the FCC;

(iv) with respect to those Listed Employees other than the Retained Employees, not (A) increase materially the compensation of such Listed Employees individually or in the aggregate, except in the Ordinary Course or pursuant to the terms of the Collective Bargaining Agreements or any agreements or plans currently in effect and listed on Seller Schedule 4.10(a)(i) (provided, however, that Seller may increase benefits for Listed Employees as a result of the amendment of any Seller Benefit Plan to the extent such increase applies generally to participants under such Seller Benefit Plan, including a substantial number of employees who are similarly situated to the Listed Employees but are not Listed Employees), or (B) enter into any new employment or severance agreements with any such Listed Employee (it being understood and agreed that Seller shall not be restricted from making changes to severance programs that affect Seller’s employees generally, unless such changes disproportionately affect Listed Employees as compared to other of Seller’s employees);

(v) not amend the certificate of incorporation or certificate of formation, by-laws or other organizational documents of any of the Transferred Companies;

(vi) not issue, sell, pledge, transfer, dispose of or encumber any shares of the Transferred Companies’ capital stock or limited liability company interests or securities convertible into or exchangeable for any such shares or interests, or any rights, warrants, options, calls or commitments to acquire any such shares or interests or other securities;

(vii) not alter or amend the list of Listed Employees, except as set forth in the Employee Matters Agreement;

(viii) not enter into any Contract that obligates any Transferred Company following the Closing under any service provider Contract for payroll, human resources or employee benefits;

(ix) other than in respect of matters relating to Taxes, not settle or compromise, or consent to entry of any judgment, any civil, criminal or administrative action, suit, demand, claim, hearing or proceeding which imposes on the Transferred

Business or the Transferred Companies (A) material injunctive or other non-monetary relief, (B) a criminal violation or (C) Liability of more than $5 million individually or in the aggregate with any related claims;

(x) unless required by GAAP or applicable Law, (A) except for actions affecting the businesses, generally, of Seller or its Subsidiaries, not adopt any material accounting method or change any material accounting method that affects the Transferred Business or the Transferred Companies or (B) make any write downs, impairments or other accounting adjustments in respect of the Transferred Assets;

(xi) except to the extent related to a Consolidated Tax Return, not (A) make, change or revoke any material Tax election of the Transferred Companies, or file any amended Tax Return of or with respect to the Transferred Companies, (B) enter into any material closing agreement affecting any Tax Liability or refund of or with respect to the Transferred Companies, (C) settle or compromise any material Tax Liability or material refund of or with respect to the Transferred Companies or (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax of or with respect to the Transferred Companies, in each case to the extent such action (x) relates to non-income Taxes and (y) would have a legally binding effect on Seller or the Transferred Business with respect to a Post-Closing Tax Period;

(xii) not permit any Transferred Company to adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization, other than as contemplated by this Agreement;

(xiii) incur any material Indebtedness that subjects the Transferred Assets to any Encumbrance, other than Permitted Encumbrances;

(xiv) not amend, modify, terminate, waive any rights under or fail to enforce any Transferred Affiliate Arrangement, except for Ordinary Course changes to Contracts providing for the delivery of ILEC Services to a member of the Seller Group;

(xv) maintain property and casualty insurance covering the Transferred Assets to an extent substantially consistent with such coverage as is maintained by Seller as of the date of this Agreement; it being understood that Seller shall, or shall cause its Affiliates to, promptly apply in full any proceeds (after deducting any related out-of-pocket costs) received from such insurance for damages or losses relating to the Transferred Business to the repair of such damages or losses;

(xvi) not authorize or enter into any agreement or commitment with respect to any of the foregoing;

(xvii) make capital expenditures in respect of the Transferred Business in amounts not less than the amounts set forth on Annex 6.2(a)(xvii); and

(xviii) make marketing expenditures in respect of the Transferred Business in amounts not less than the amounts set forth on Annex 6.2(a)(xviii).

(b) During the period from the date of this Agreement until the Closing, Buyer and its Subsidiaries shall not make any written or oral communications (including websites or other passive communications channels) that are directed to the directors, officers or employees of Seller or any of its Subsidiaries pertaining to the matters that are affected by the transactions contemplated by this Agreement, in each case except as permitted in the Employee Matters Agreement or the Cutover Plan Support Agreement.

(c) Prior to the Closing Date or at such other time as set forth in the Employee Matters Agreement, Seller and its Subsidiaries shall take all necessary actions to effect the actions contemplated in the Employee Matters Agreement.

6.3 Reasonable Best Efforts; Governmental and Other Consents.

(a) Each of Seller and Buyer shall cooperate and use their respective reasonable best efforts to consummate as promptly as practicable the transactions contemplated by this Agreement, including fulfilling the conditions precedent to the other party’s obligations hereunder, and securing as promptly as practicable all Governmental Authorizations required in connection with the transactions contemplated by this Agreement; it being understood that nothing in this Agreement shall require, or be construed to require, (i) Seller or any of its Subsidiaries to (A) subject to Section 6.17(c), make any payment or incur any cost in connection with fulfilling such conditions precedent, other than (x) legal and accounting fees and disbursements and regulatory filing fees and costs and (y) payments or costs related to the Transferred Business that result in a dollar-for-dollar payment to Seller as a Required Payment Amount, or (B) take or refrain from taking any action, agree to any restriction or condition or enter into any agreement with respect to any of their assets or operations other than the Transferred Business (a “Seller Adverse Condition”) or (C) request (x) any consent from any third party which is party to a Non-Scheduled Contract or (y) subject to Section 6.17(a), any consent from any third party if such consent is not material to the Transferred Business taken as a whole and Seller reasonably believes that such request would materially adversely affect Seller’s relationship with such third party with respect to any of Seller’s businesses other than the Transferred Business or (ii) with respect to the obligation to use reasonable best efforts to secure Governmental Consents, Buyer or any of its Subsidiaries to take or refrain from taking any action that would reasonably be expected to have a Buyer Adverse Condition. “Buyer Adverse Condition” means any action, restriction, condition or requirement which would, individually or in the aggregate and when combined with the Required Payment Amount, reasonably be expected to be materially adverse to Buyer and its Subsidiaries (including the Transferred Companies) taken as a whole (with materiality being measured for such purposes in relation to the financial condition, properties, assets, liabilities, business and results of operations of the Transferred Business, taken as a whole (i.e., a business the size of the Transferred Business), rather than that of Buyer and its Subsidiaries, taken as a whole) disregarding for this purpose any condition or requirement (i) that is consistent with, or mandates the continuation of, the manner in which Buyer operates its and its Subsidiaries’ existing business as of the date of this Agreement and/or the manner in which Seller operates the Transferred Business as of the date of this Agreement (including with respect to each of Buyer’s and its Subsidiaries’ existing business and the Transferred Business, capital expenditure conditions or requirements in an annualized amount consistent with the capital expenditures spent in such business in the twelve (12) months prior to the Closing) or (ii) that is offered by Buyer in its discretion in an application for an order approving the transactions contemplated by this Agreement or in any related filing or testimony. Without limiting the generality of the foregoing, Buyer and Seller will make all filings and submissions required by the U.S. Antitrust Laws, the FCC, any State Commission and any Video Franchisor within forty-five (45) Business Days after the date of this Agreement and promptly file any additional information requested as soon as reasonably practicable after receipt of such request therefor (provided that any failure to make such filings within forty-five (45) Business Days after the date of this Agreement shall not constitute a breach of this Agreement so long as such filings are made as promptly as reasonably practicable thereafter). To the extent that, as an accommodation to Buyer and with Buyer’s prior written consent, Seller or any of its Subsidiaries incurs costs that Buyer otherwise would have to incur in order to secure any Governmental Authorization, Buyer shall promptly reimburse Seller for any such costs that are invoiced by Seller to Buyer.

(b) Subject to the terms and conditions set forth in this Agreement (including Section 6.3(a)), without limiting the generality of the undertakings pursuant to this Section 6.3, each of Seller and Buyer agree to take or cause to be taken the following actions: (i) the prompt provision to each and every federal, state, or local Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws or state or federal telecommunication Laws (including multi-channel video and including any state, local municipal or county franchise authorities with respect to video franchises) of non-privileged information and documents requested by any such Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents; (ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would reasonably be likely to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions; and (iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement and the Ancillary Documents unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and the Ancillary Documents by the Termination Date, any and all steps (including the appeal thereof, the posting of a bond or in the case of Buyer, the taking of the steps contemplated by clause (ii) of this paragraph) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation prior to the Termination Date.

(c) Subject to the terms and conditions set forth in this Agreement (including Section 6.3(a)), Seller and Buyer shall cooperate with each other and shall furnish to each other all information necessary or desirable in connection with making any filing under the HSR Act and for any application or other filing to be made pursuant to any competition or state, local or federal telecommunications or franchising Law, or in connection with resolving any investigation or other inquiry by any Governmental Entity or any consumer advocate which is, or may reasonably be expected to be, a party to a proceeding before a Governmental Entity (or any third-party consultant or advisor to any of the foregoing) under any competition or state, local or federal telecommunications or franchising Laws with respect to the transactions contemplated by this Agreement and the Ancillary Documents. Each of Buyer and Seller shall promptly inform the other in writing of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity or any consumer advocate or third-party consultant or advisor to any of the foregoing regarding any such filings or any such transaction. Neither Seller nor Buyer shall participate in any substantive meeting (in person or by telephone) with any Governmental Entity or any consumer advocate or third-party consultant or advisor to any of the foregoing in respect of any such filings, investigation or other inquiry without giving the other party prior written notice of, and the opportunity to participate in, the meeting to the extent reasonably practicable. To the extent not prohibited by Law and reasonably practicable, the parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to the HSR Act or other competition or state, local or federal telecommunications or franchising Laws (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing party and their advisors prior to making such filing and, if requested, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith).

(d) To the extent necessary to comply with state laws and regulations and the rules, regulations, written policies, instructions and orders of the FCC, including those prohibiting “slamming” as set forth in 47 C.F.R. Section 64.1120, at least 60 days prior to the estimated Closing Date (as reasonably estimated by the parties) (i) Buyer shall, at its own expense, prepare and deliver to Seller a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of the Transferred Companies, after giving effect to the Pre-Closing Reorganization, it being understood that Seller shall have the opportunity to review and comment on the contents of such notice and Buyer shall give reasonable consideration to any comment proposed by Seller and (ii) Seller shall, at Buyer’s cost and expense (which shall be a reimbursement of Seller’s reasonable and documented out-of-pocket costs and expenses), cause such notice to be delivered to such customers at least 30 days before the estimated Closing Date (as reasonably estimated by the parties) by a direct mailing or in accordance with such method of notice and notification period that the FCC or State Commissions may order or require. Seller will be responsible for preparing, distributing, and filing (at Buyer’s expense) any notices relating to “discontinuance, reduction, or impairment” of service to the customers of the Transferred Companies after giving effect to the Pre-Closing Reorganization required by 47 C.F.R. Sections 63.19 and 63.71.

(e) Neither Buyer nor any of its Subsidiaries shall, directly or indirectly, acquire or agree to acquire (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) any other Person if and to the extent that such transaction would reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement (including as a result of the failure of Buyer to obtain the Debt Financing or have sufficient liquidity to fund its obligations in connection with the transactions contemplated by this Agreement).

6.4 Control of Business Pending the Closing. Nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operations of Seller or any of its Subsidiaries prior to the Closing.

6.5 Tax Matters.

(a) Seller Liability for Taxes. Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless the Buyer Indemnified Parties from, against, and in respect of any Losses incurred or sustained by, or imposed upon, any such Buyer Indemnified Party based upon, arising out of, with respect to or by reason of: (i) Taxes imposed on any of the Transferred Companies under Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local, or foreign Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes), for Taxes of any Person other than a Transferred Company for any Pre-Closing Tax Period; (ii) Taxes arising as a result of any deemed sale of assets of any Section 338(h)(10) Company for which a Section 338(h)(10) Election is made, (iii) Taxes imposed on any of the Transferred Companies or otherwise arising with respect to the Transferred Business with respect to a Pre-Closing Tax Period, (iv) Taxes arising as a result of any breach of or inaccuracy in any representation or warranty contained in Sections 4.9(d), 4.9(h), 4.9(i), 4.9(j) and 4.9(l) (determined as if such representations and warranties were made as of the Effective Time or, solely with respect to Section 4.9(l), as of the Closing), any indemnity pursuant to this clause (iv) is limited solely to Losses with respect to a Pre-Closing Tax Period, (v) any withholding Taxes imposed on the payment of the Purchase Price as a method for collecting a Tax payable by Seller under applicable Law or this Agreement (excluding, for the avoidance of doubt, withholding Taxes that represent a mechanism to collect a Transfer Tax which Buyer and Seller have agreed to share pursuant to Section 6.5(e)); (vi) Transfer Taxes for which Seller is responsible pursuant to Section 6.5(e); (vii) Taxes (other than Transfer Taxes) directly or indirectly arising from, related to or attributable to the Pre-Closing Reorganization or the transfer of Transferred Assets to the Transferred Companies, or any transfer of Excluded Assets to Seller or its Affiliates, pursuant to Section 10.9 after the Closing, and (viii) Taxes directly or indirectly arising from, related to or attributable to the breach of any covenant or agreement of Seller or any of its Affiliates contained in this Agreement, in each case, with respect to non-income Taxes only, to the extent such non-income Taxes exceed any accrual in respect thereof on the Final Closing Statement as finally determined, but only to the extent applicable.

(b) Buyer Liability for Taxes. Buyer hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless the Seller Indemnified Parties from, against, and in respect of any Losses incurred or sustained by, or imposed upon, any such Seller Indemnified Party based upon, arising out of, with respect to or by reason of: (i) Taxes imposed on any of the Transferred Companies or otherwise arising with respect to the Transferred Business with respect to a Post-Closing Tax Period; (ii) Transfer Taxes for which Buyer is responsible pursuant to Section 6.5(e); (iii) Taxes arising from, related to or attributable to the breach of any covenant or agreement of Buyer or any of its Affiliates contained in this Agreement; and (iv) Taxes arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates after the Closing but on the Closing Date.

(c) Proration of Taxes.

(i) With respect to a Straddle Period, the Taxes that shall be treated as attributable to a Pre-Closing Tax Period shall be determined as follows: (a) to the extent such Tax is calculated on an annual basis, whether or not the lien date, or valuation date, begins within the taxable year, such as property tax, such Tax shall be prorated based on the number of days in such taxable period up to and including the end of the day before the Effective Time, and (b) to the extent such Tax is measured by income or receipts or other factors not described in (a), above, such Tax shall be allocated based on a closing of the books on the Closing Date (or in the case of Taxes other than income Taxes, based on a closing of the books as of the end of the day before the Effective Time) with respect to the Transferred Companies.

(ii) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that shall be treated as attributable to a Post-Closing Tax Period shall be all such Taxes other than the Taxes attributable to a Pre-Closing Tax Period pursuant to Section 6.5(c)(i) hereof.

(iii) To the extent permitted under applicable Law, the parties shall use commercially reasonable efforts to terminate the taxable year of the Transferred Companies on the Closing Date.

(d) Tax Returns.

(i) Seller shall have the sole and exclusive right to prepare and file all required Consolidated Tax Returns.

(ii) Seller shall timely prepare, or cause to be prepared, and, to the extent permitted by Law, timely file or cause to be timely filed all Tax Returns (other than Consolidated Tax Returns) that are required to be filed in respect of a taxable period ending on or before the Closing Date (taking into account any applicable extensions) by or with respect to the Transferred Companies or the Transferred Business and shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Taxing authority. To the extent any Tax Return described in this Section 6.5(d)(ii) is required to be filed by Buyer or any of its Affiliates after the Closing, Buyer shall timely file or cause to be timely filed any such Tax Return upon receipt from Seller.

(iii) Buyer shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns in respect of a Straddle Period that are required to be filed by or with respect to the Transferred Companies; provided that: (A) before filing any such Tax Return, Buyer shall provide Seller with a copy of such Tax Return (or a pro forma Tax Return solely related to the Transferred Companies in the case of any consolidated, combined, affiliated or unitary Tax Return that includes Buyer or any of its Affiliates) at least thirty (30) days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) accompanied by a statement setting forth

Seller’s indemnification obligation, if any, pursuant to Section 6.5(a); (B) Buyer shall consider the reasonable comments of Seller to any such Tax Return and shall not withhold incorporation of such comments to the extent doing so would not materially increase Buyer’s or any of its Affiliates’ liability for Taxes, (C) Seller shall pay to Buyer the amount of its indemnification obligation pursuant to Section 6.5(a) related to such Tax Returns within a reasonable time for the filing of such Tax Returns, (D) no such Tax Return shall be filed without the consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed and (E) Buyer shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Taxing authority.

(iv) Any Tax Returns described in Section 6.5(d)(ii) or Section 6.5(d)(iii) shall be prepared in a manner consistent with most recent past practice in respect of the Transferred Companies and the Transferred Business except to the extent otherwise required by applicable Law.

(v) Without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed, Buyer shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or make or change any Tax elections or accounting methods, in each case with respect to any Transferred Company or otherwise with respect to the Transferred Business for any taxable period (or portion thereof) ending on or prior to the Closing Date, except to the extent required by applicable Law.

(e) Transfer Taxes. Seller and Buyer shall each bear one half of any Transfer Taxes, including, for the avoidance of doubt, any Transfer Taxes resulting from any transfer of Transferred Assets to the Transferred Companies, or any transfer of Excluded Assets to Seller or its Affiliates, pursuant to Section 10.9 after the Closing. Buyer and Seller will cooperate in the preparation and filing of any Tax Returns with respect to Transfer Taxes, and join in the execution of any such Tax Returns or other documentation, as applicable. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed by the party primarily or customarily responsible under applicable Law for filing such Tax Returns, provided that such party preparing such Tax Returns shall use its reasonable best efforts to provide such Tax Returns to the other party for review and comment at least ten (10) Business Days prior to the date such Tax Returns are due to be filed.

(f) Contest Provisions.

(i) Each of Buyer and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder.

(ii) Seller shall have the right to control all audits, examinations, assessments or other proceedings in respect of Taxes (“Tax Proceedings”) and may make any decisions in connection with any Tax Proceeding relating to a Tax Return described in Section 6.5(d)(i) or Section 6.5(d)(ii) or that otherwise relates to Taxes for which Seller may be responsible under Section 6.5(a); provided that (A) to the extent that any Tax Proceeding controlled by Seller relates to (1) Taxes arising as a result of any breach of or any inaccuracy in any representation or warranty contained in Section 4.9(l) or the tax treatment of the purchase and sale of the membership interests in Newco described in Sections 3.7 and 6.5(a), (2) the Allocation Schedule described in Section 3.7 or the Section 338(h)(10) Final Allocation Schedule described in Section 6.5(n)(ii) or (3) a Straddle Period (excluding in the case of this clause (3) any Tax Proceeding relating to a Consolidated Tax Return): (x) the Buyer Indemnified Parties may at their own expense participate in the proceedings related to such Tax Proceeding, but in the case of a Tax Proceeding in respect of a Consolidated Tax Return only with respect to Tax matters described in clause (1) or (2), (y) Seller shall keep the Buyer Indemnified Parties reasonably and timely informed with respect to the commencement, status and nature of such Tax Proceeding and (z) Seller shall consider any reasonable comments proposed by the Buyer Indemnified Parties that are related to the defense of such Tax Proceeding and (B) with respect to any Tax Proceeding controlled by Seller described in Section 6.5(f)(ii)(A)(3), Seller shall not settle, compromise or dispose of such Tax Proceeding if such settlement, compromise or disposition would reasonably be expected to adversely affect the Tax liability of the Buyer Indemnified Parties in a Post-Closing Tax Period without the consent of the Buyer Indemnified Parties, such consent not to be unreasonably withheld, conditioned or delayed; provided, further, however, that (1) nothing contained in this Section 6.5(f)(ii)(B) shall prohibit Seller from settling, compromising or disposing of a Tax Proceeding without the consent of the Buyer Indemnified Parties to the extent Seller agrees in writing to indemnify the Buyer Indemnified Parties for any Losses arising out of, with respect to or by reason of such settlement, compromise or disposition and (2) for the avoidance of doubt, this Section 6.5(f)(ii)(B) shall in no event apply to a Tax Proceeding relating to a Consolidated Tax Return.

(iii) The Buyer Indemnified Parties shall have the right to control all proceedings and may make any decisions in connection with all Tax Proceedings not controlled by Seller pursuant to Section 6.5(f)(ii).

(g) Refunds. If, after the Closing, Buyer or any of its Affiliates (A) receives any refund, or (B) utilizes the benefit of any overpayment or prepayment of Taxes (including as a result of any reimbursement or credit in respect of Taxes) which, in either of cases (A) and (B), (x) relate to a Tax paid by Seller or any of its Affiliates, or (y) is the subject of indemnification by Seller hereunder, Buyer shall promptly transfer, or cause to be transferred, to Seller the entire amount of the refund or overpayment (including interest or other additions thereto) received or utilized by Buyer or its Affiliates, net of any Taxes or other reasonable costs incurred by Buyer or its Affiliates attributable to the receipt of such refund. Buyer agrees to notify Seller promptly of both the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Buyer agrees to use commercially reasonable efforts to claim any such refund or to utilize any such overpayment as soon as possible and to furnish to Seller all information, records and assistance necessary to verify the amount of the refund or overpayment, provided, that Buyer shall be permitted to use its own Tax attributes prior to utilizing such overpayment described in this Section 6.5(g).

(h) Assistance and Cooperation. From and after the Closing, the parties shall cooperate fully, as and to the extent reasonably requested by the other party, in preparing any

Tax Returns and for any audits of, or disputes with Taxing authorities regarding, any Tax Returns involving the Transferred Companies or Transferred Business and payments in respect thereof. Such cooperation shall include, upon such other party’s request, the provision of records and information reasonably relevant to the Transferred Companies or Transferred Business and any related Tax Returns or Tax Proceedings and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, that Seller shall have no obligation to provide Buyer copies of any Consolidated Tax Returns.

(i) Maintenance of Buyer’s Books and Records. Until the later of seven (7) years following the Closing and expiration of the applicable statute of limitations (including periods of waiver) for any Tax Returns filed or required to be filed covering the periods up to and including the Closing Date, Buyer and Seller shall, and shall cause its respective Affiliates to, retain all Books and Records related to the Transferred Business and Transferred Companies and after the Closing Date will provide the other party access to such Books and Records for inspection and copying by Buyer or Seller, as applicable, or its respective agents and representatives upon reasonable request and upon reasonable notice. After the expiration of such period, no Books and Records referred to in the previous sentence shall be destroyed without first advising the other party in writing and giving such party a reasonable opportunity to obtain possession thereof, with any costs of transferring such Books and Records to be paid by the party requesting such books and records; provided, however, that Seller shall have no obligation to provide Buyer access to, or copies of, any Consolidated Tax Returns.

(j) Tax Sharing Agreements. As of the Closing Date and, after the Closing Date, none of the Transferred Companies shall be bound by or have any liability under any Tax sharing agreements with respect to or involving the Transferred Companies.

(k) Survival. The indemnification obligations pursuant to this Section 6.5, as well as the representations and warranties contained in Sections 4.9(d), 4.9(h), 4.9(i), 4.9(j) and 4.9(l), shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations (including any extensions thereof) relevant to each particular item; provided that if a notice described under Section 6.5(f)(i) is provided to the Indemnifying Party prior to any such expiration date, any obligation to indemnify for any claim described in such notice shall continue indefinitely until such claim is finally resolved.

(l) Timing of Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Section 6.5 promptly following receipt from an Indemnified Party of a claim for a Loss that is the subject of indemnification hereunder, unless and for so long as the Indemnifying Party in good faith disputes the Loss in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than ten (10) Business Days following any Final Determination of such Loss and the Indemnifying Party’s liability therefor. A “Final Determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

(m) Characterization of Indemnification Payments. Except as otherwise required by Law, all payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to this Section 6.5 hereof shall be treated as adjustments to the Purchase Price for Tax purposes.

(n) Section 338(h)(10) Election.

(i) Buyer and Seller agree to treat the indirect acquisition of each of GTE Southwest Incorporated and Verizon California Inc. (each, a “Section 338(h)(10) Company”) as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code and shall make a joint election under Section 338(h)(10) of the Code, and comparable state and local Tax provisions, with respect to the acquisition of each of the Section 338(h)(10) Companies and, to the extent that an applicable State’s treatment of Newco and Verizon Florida LLC does not conform to their U.S. federal income tax treatment as entities disregarded as separate from GTE, with respect to each of Newco and Verizon Florida LLC (the “Section 338(h)(10) Elections”). At the Closing, Buyer and Seller shall exchange properly completed and executed originals of IRS Form 8023 and any similar state or local forms, and required schedules thereto, containing information available at such time. If any changes are required in the forms as a result of information which is first available after such forms are prepared, Buyer and Seller will promptly agree on such changes. After all required schedules to support the forms are completed, Buyer and Seller shall file the forms, which filing shall be made within the time period specified under applicable Law. Buyer and Seller and their Affiliates shall make all required filings relating to the Section 338(h)(10) Elections in connection with their federal and applicable state and local income Tax Returns, and shall cooperate fully with each other to take all other actions necessary and appropriate otherwise to effect, perfect and timely preserve the Section 338(h)(10) Elections.

(ii) Within ninety (90) days following the Closing Date, Buyer shall (i) draft a schedule allocating the deemed sales price of the assets of the Section 338(h)(10) Companies resulting from the Section 338(h)(10) Elections among such assets (the “Section 338(h)(10) Allocation Schedule”) and (ii) deliver such Section 338(h)(10) Allocation Schedule to Seller for Seller’s review. The Section 338(h)(10) Allocation Schedule shall be prepared in accordance with Section 338(h)(10) of the Code and the Treasury regulations thereunder. If Seller believes that all or a portion of the Section 338(h)(10) Allocation Schedule is incorrect and Seller notifies Buyer in a writing including a description of the objection and basis supporting Seller’s objections and any calculations or documentation that support the objection, within 30 (thirty) days after having received the Section 338(h)(10) Allocation Schedule, Buyer and Seller agree to consult and resolve in good faith any such disputed item. In the event the parties are unable to resolve any such dispute within 30 (thirty) days following notice to Buyer of Seller’s objection (in the form and within the time set forth herein), the Accountant will be retained to resolve solely any issue in dispute as promptly as possible and the determination of the Accountant shall be final with respect to such disputed issues. Buyer and Seller shall then be bound by the Section 338(h)(10) Allocation Schedule as adjusted to reflect the determination, if any, of the Accountant (the “Section 338(h)(10) Final Allocation Schedule”). The costs of the Accountant shall be borne equally by

Buyer and Seller. In the event that Final Net Working Capital is determined, or another adjustment to the Purchase Price for tax reporting purposes is made under this Agreement or the Employee Matters Agreement, after delivery of the Section 338(h)(10) Allocation Schedule, Buyer and Seller shall cooperate to revise such schedule to take into account the portion of such Final Net Working Capital or such other adjustment to the Purchase Price allocable to the assets of the Section 338(h)(10) Companies. The Section 338(h)(10) Final Allocation Schedule shall be used in preparing IRS Form 8883 and each of Seller, on the one hand, and Buyer on the other hand, shall report the transaction contemplated by this Agreement, and file all Tax Returns, in each case, for federal, state, local and foreign Tax purposes in accordance with the Section 338(h)(10) Final Allocation Schedule.

(iii) Neither Buyer nor Seller shall take any action, whether before or after the Closing, that could reasonably be expected to cause the purchase and sale of the membership interests of Newco contemplated by this Agreement not to be treated as described in Sections 3.7 and this Section 6.5(n).

(o) Notwithstanding anything to the contrary in this Agreement, solely for purposes of this Section 6.5 and Section 4.9(l), and other than for purposes of any references to “Effective Time”, any references to the Closing and Closing Date shall refer to the date on which the purchase and sale of all the issued and outstanding limited liability company interest of Newco actually occurs, and not the date on which the Closing and Closing Date are deemed to occur under the penultimate sentence of Section 3.3.

(p) Exclusivity. All issues relating to indemnification for the Tax matters addressed by Section 6.5(a) and Section 6.5(b) shall be governed exclusively by the provisions of this Section 6.5 and not by Article VIII, including a breach of the representations and warranties contained in Section 4.9 (Taxes). For the avoidance of doubt, the indemnification obligations under Section 6.5(a) and Section 6.5(b) shall not be subject to the limits on indemnity as described in Article VIII.

6.6 Employee Matters. Seller and Buyer agree that throughout the Pre-Closing Reorganization contemplated by this Agreement, the Listed Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and, additionally for union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements, in each case as contemplated by and provided in the Employee Matters Agreement. Buyer’s obligations and responsibilities in respect of the Business Employees shall be as set forth in the Employee Matters Agreement.

6.7 Non-Solicitation of Employees.

(a) Except as required by the terms of the Collective Bargaining Agreements or as otherwise mutually agreed by the parties, Seller agrees that it will not, and it will cause its Subsidiaries not to, for a period from the Closing Date until the date that is six (6) months after the Closing Date, (i) solicit or request any other Person to solicit any Business Employee to leave employment of Buyer or to accept any other position or employment with Seller Group, except for general solicitations of employment not targeted toward employees of Buyer or (ii) employ (directly or indirectly as a contractor) any employee of the Buyer Group who has voluntarily separated from employment with Buyer or any member of the Buyer Group within the immediately preceding six (6) months, provided that after the six (6) month anniversary of the voluntary separation of any such employee, Seller or any member of the Seller Group may employ or retain as a contractor such individual in its sole discretion.

(b) Except for those employees who shall be retained and employed by the Transferred Companies on and following the Closing Date or as otherwise mutually agreed by the parties, Buyer agrees that for a period from the Closing Date until the date that is six (6) months after the Closing Date, it will not, and will cause its Affiliates not to, (i) solicit or request any other Person to solicit (x) any officer of Seller or any of its Subsidiaries who works in a business similar to the Transferred Business or who otherwise negotiated or participated in the transactions contemplated by this Agreement or (y) Seller’s agents or contractors who are or have been directly involved in supporting activities relating to the effecting of the transactions contemplated by this Agreement (such as pre-signing diligence or pre-closing readiness), provided, that Buyer shall be permitted to hire the companies that employ such individuals but not the individual agents or contractors who represented Seller or its Affiliates, to leave such employment or to accept any other position or employment with Buyer or its Affiliates except for general solicitations of employment not targeted toward employees of Seller or any of its Subsidiaries or (ii) employ (directly or indirectly as a contractor) any employee of the Seller Group who has voluntarily separated from employment with Seller or any member of the Seller Group within the immediately preceding six (6) months, provided that after the six (6) month anniversary of the voluntary separation of any such employee, Buyer or any member of the Buyer Group may employ or retain as a contractor such individual in its sole discretion.

6.8 Confidentiality.

(a) Subject to Section 6.9, which shall govern Privileged Information, and the terms of any Ancillary Document for the period commencing at the Closing and expiring on the third anniversary of the Closing Date, Seller shall, and shall cause its Subsidiaries to, treat as confidential and safeguard any and all information, knowledge and data included as of the Closing in the Transferred Business to the extent it is related to the Transferred Business (other than Excluded Assets) other than information, knowledge or data that becomes publicly available through no breach by Seller of this Agreement (“Buyer Confidential Information”). Thereafter, Seller shall not intentionally disclose any such information, knowledge or data without Buyer’s written consent. Nothing herein shall restrict Seller’s ability to make any disclosures that are required by applicable Law.

(b) For the period commencing at the Closing and expiring on the third anniversary of the Closing Date, Buyer shall, and shall cause its Subsidiaries to, treat as confidential and safeguard any and all information, knowledge and data relating to the businesses of Seller and its Subsidiaries, other than to the extent it is related to the Transferred Business (other than Excluded Assets) as of the Closing, that becomes known to Buyer as a result of the transactions contemplated by this Agreement or the Ancillary Documents other than information, knowledge or data that (i) becomes known to Buyer from a third-party source not known by Buyer to be under an obligation to Seller to maintain confidentiality; or (ii) becomes publicly available through no breach by Buyer of this Agreement (“Seller Confidential Information”). Thereafter, Buyer shall not intentionally disclose any such Seller Confidential Information without Seller’s written consent. Nothing herein shall restrict Buyer’s ability to make any disclosures that are required by applicable Law. For the period commencing at the Closing and expiring on the third anniversary of the Closing Date, Buyer and its Subsidiaries shall not use any Seller Confidential Information for any purpose other than in connection with its rights and obligations under this Agreement or the Ancillary Documents.

(c) Buyer and Seller acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data (i) the disclosure of which is required by applicable Law, (ii) that is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, (iii) that becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party or (iv) that can reasonably be demonstrated to have been independently developed by a party without reference to or use of the other party’s confidential information.

(d) In the event of a breach of the obligations hereunder by Buyer or Seller, the other party, in addition to all other available remedies, will be entitled to seek injunctive relief to enforce the provisions of this Section 6.8 in any court of competent jurisdiction.

6.9 Privileged Matters.

(a) Each party hereto acknowledges that: (i) each party and its Affiliates has or may obtain Privileged Information; (ii) there are and/or may be a number of Litigation Matters affecting both of Buyer and Seller; (iii) both Buyer and Seller have a common legal interest in Litigation Matters, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the Transferred Business; and (iv) both Buyer and Seller intend that the transactions contemplated hereby and by the Agreement and the Ancillary Documents and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Following the Closing, each of Buyer and Seller agrees, on behalf of itself and each of its Subsidiaries, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the Transferred Business without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Buyer shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the Transferred Business (unless such information relates to matters for which Seller may have indemnification obligations under this Agreement or the Ancillary Documents). In the event of a disagreement concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by Law and so certified as provided in the first sentence of this paragraph.

(c) After the Closing, upon receipt of any subpoena or other compulsory disclosure notice from a Governmental Entity or otherwise which requests disclosure of Privileged Information relating to the Transferred Business, to the extent not prohibited by Law, Seller or Buyer (in the case of information relating to matters for which Seller may have indemnification obligations under this Agreement or the Ancillary Documents, or in the case of Privileged Information not solely related to the Transferred Business and in which Seller may have an interest), as applicable, shall as promptly as practicable provide to the other party (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information that might be disclosed and the proposed date of disclosure. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) of this Section, the disclosing party shall, at the other party’s expense, cooperate to the extent such other party seeks to limit such disclosure and take all reasonable steps to resist or avoid such disclosure, except as otherwise required by a court order requiring such disclosure.

(d) Nothing in this Section 6.9 shall limit a party’s ability to assert its rights under this Agreement or the Ancillary Documents in the event of any dispute between the parties.

6.10 Production of Witnesses. Subject to Section 6.9, after the Closing, each of Buyer and Seller shall, and shall cause each of its Subsidiaries to, use its respective reasonable best efforts to make available to Seller or Buyer, as the case may be, upon reasonable prior written request, such party’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any Litigation Matters, administrative or other proceedings in which the requesting party may from time to time be involved and relating to the Transferred Business, as applicable. The reasonable and documented out-of-pocket costs and expenses incurred in the provision of such witnesses shall be paid by the party requesting the availability of such persons.

6.11 Release by Seller and Its Affiliates. Seller, on behalf of itself and its Affiliates, successors, and assigns (all such Persons, together with Seller, the “Seller Release Parties”), as of the Closing, hereby releases and forever discharges Buyer, and its Affiliates, successors and assigns (all such Persons (including the Transferred Companies), together with Buyer, the “Buyer Release Parties”), from any and all Liabilities which the Buyer Release Parties may have or may have had, known or unknown, from the beginning of the world until the Closing, arising out of or against the Transferred Companies or the Transferred Assets or the Transferred Business; provided that nothing herein constitutes a release from, waiver of, or otherwise applies to the terms of this Agreement (including any matters for which Buyer has indemnification obligations pursuant to the provisions of this Agreement) or any Ancillary Documents, or any Liability, Contract or arrangement contemplated by this Agreement or any Ancillary Document to be in effect after the Closing, or any enforcement thereof; provided further that, for the avoidance of doubt, with respect to any Ancillary Document that constitutes an amendment to an existing agreement, the release herein shall apply to the terms of such existing agreement and any enforcement thereof for all periods prior to the Closing, unless otherwise contemplated by such Ancillary Document. Seller, for itself and the Seller Release Parties, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Buyer Release Party, based upon any matter purported to be released hereby. Seller, for itself and the Seller Release Parties, shall refrain from bringing any Action for contribution or indemnification from the Buyer Release Parties (only with respect to the Transferred Companies or as a result of the transactions contemplated by this Agreement), or otherwise commencing, instituting or causing to be commenced any Action against any Buyer Release Party (only as it relates to the Transferred Companies or the transactions contemplated by this Agreement), for or in respect of any of the Actions set forth on Buyer Schedule 6.11.

6.12 Release by Buyer and Its Affiliates. Buyer, on behalf of itself and the Buyer Release Parties, as of the Closing, hereby releases and forever discharges all Seller Release Parties from any and all Liabilities which the Seller Release Parties may have or may have had, known or unknown, from the beginning of the world until the Closing, arising out of or against the Transferred Companies, the Transferred Assets or the Transferred Business (other than Excluded Assets or Excluded Liabilities); provided that nothing herein constitutes a release from, waiver of, or otherwise applies to the terms of this Agreement (including any matters for which Seller has indemnification obligations pursuant to the provisions of this Agreement) or any Ancillary Documents or any Liability, Contract or arrangement contemplated by this Agreement or any Ancillary Document to be in effect after the Closing, or any enforcement thereof; provided further that, for the avoidance of doubt, with respect to any Ancillary Document that constitutes an amendment to an existing agreement, the release herein shall apply to the terms of such existing agreement and any enforcement thereof for all periods prior to the Closing, unless otherwise contemplated by such Ancillary Document. Buyer, for itself and the Buyer Release Parties, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Seller Release Party, based upon any matter purported to be released hereby.

6.13 Customer Agreements.

(a) With respect to Master Agreements, Seller, Buyer and their respective Subsidiaries will use commercially reasonable efforts to obtain prior to the Closing or, if not obtained, will use commercially reasonable efforts to obtain within six (6) months following the Closing Date (other than for Federal Government Contracts for which there will be no six (6) month limit on the parties’ obligations to use commercially reasonable efforts to obtain a Federal Government novation), from the counterparty to each Master Agreement, any consent that is required to separate the portion of such Master Agreement that provides for the delivery of ILEC Services or other goods or services provided by the Transferred Business, it being understood that neither Seller nor Buyer or any of their respective Subsidiaries shall be required to grant any consideration to any counterparty to such Master Agreement. Buyer and Seller shall cooperate and work in good faith to separate the applicable portion of any Master Agreement hereunder. The Contract constituting the separated portion of any Master Agreement that provides for the delivery of ILEC Services or other goods or services provided by the Transferred Business as described in the preceding sentence shall constitute a “Customer Contract” and “Assigned Contract” under this Agreement, it being understood that in no event shall those portions of any

Master Agreement providing for the delivery of goods and services that do not constitute ILEC Services or other goods or services provided by the Transferred Business be considered a Customer Contract or any Assigned Contract.

(b) Buyer agrees that, to the extent Tariffs or agreements implementing Tariffs contain rates and charges or other terms and conditions based on volume of service, amount of purchase or spend, or similar volume commitments by the customers which are party to agreements implementing such Tariffs with customers served by Seller or its Affiliates under Master Agreements and the agreements of customers who do not provide consents under this Agreement (the “Volume Commitments”), Buyer will, for the term of each such Master Agreement, reduce such Volume Commitments pro-rata, without a change in rates and charges or other terms and conditions under such Tariffs or agreements, to reflect the fact that the customers who are party to such an Agreement or such Affiliates may, after the Closing, take service from both Affiliates of Seller and Buyer and not from Affiliates of Seller or Buyer alone. The pro-rata reduction shall be equal to or exceed the amount of the Volume Commitment provided by Affiliates of Seller after the Closing. By way of example, and not by limitation, if after the Closing, such customer or Affiliate purchased 75% of a Volume Commitment from Buyer and 25% of a Volume Commitment from Affiliates of Seller, then Buyer would reduce the Volume Commitment by 25% in affected Tariffs and agreements implementing such Tariffs. Buyer and Seller shall work together to make all filings and take all other actions as may be required by applicable Laws to make the pro-rata reductions of Volume Commitments adopted or made by Buyer under this Section 6.13(b) legally effective no later than the Closing Date and each party shall bear its own costs associated with making its required filings.

(c) Buyer and Seller agree to use commercially reasonable efforts after Closing to finalize a United States Federal Government novation (per Federal Acquisition Regulation, Subpart 42.12) to have the Federal Government recognize the transfer, as a result of the transactions contemplated by this Agreement, to the Transferred Companies (and/or Buyer) of any: (i) Contracts between Seller and its Subsidiaries and U.S. Federal Government agencies which are exclusively for the provision of ILEC Services or the Transferred Business in the States if there remain continuing obligations or rights under them or the Federal Government has not closed out the Contract(s) or (ii) portions of Master Agreements between Seller and its Subsidiaries and the United States Federal Government agencies to the extent related to the provision of ILEC Services or the Transferred Business in the States if there remain continuing obligations or rights under them or the Federal Government has not closed out the Contract(s).

6.14 Insurance. Following the Closing, to the extent that (i) any insurance policies owned or controlled by any member of the Seller Group and provided by a Person who is not an Affiliate of Seller (collectively, “Seller Insurance Policies”) cover any Assumed Liability or Loss of any of the Transferred Companies resulting from, arising out of, based on or relating to, occurrences prior to the Closing and (ii) the Seller Insurance Policies permit claims to be made thereunder with respect to the Assumed Liabilities or such Losses resulting from, arising out of, based on or relating to, occurrences prior to the Closing (the “Company Claims”), at Buyer’s cost and expense (including any increased retrospective premiums, deductible and other retention amounts and any other reasonable out-of-pocket costs and expenses related to such Company Claims), Seller shall, and shall cause the other members of Seller Group to, cooperate with Buyer or its Subsidiaries in submitting Company Claims (or pursuing claims previously made) on behalf of Buyer or such Subsidiary, as applicable, under any Seller Insurance Policy; provided, however, that Buyer acknowledges and agrees that (A) none of Seller or any member of the Seller Group shall be responsible for any Assumed Liabilities or Losses that are “self-insured” by Seller or any member of Seller Group as of immediately prior to the Closing, that are within any applicable deductible or retention amounts under any Seller Insurance Policy or that are insured by any captive insurer, (B) none of Seller or any member of the Seller Group shall be liable to Buyer or any of its Subsidiaries (including, after the Closing, the Transferred Companies) for any losses or other amounts hereunder if any insurance company that has issued any Seller Insurance Policy fails to pay such losses or amounts as a result of, or in connection with, the filing or declaration of, or institution of proceeding for, any type of bankruptcy (whether voluntary or involuntary), insolvency or the commencement of any similar action or proceeding or otherwise, (C) the Seller Group may, at any time, without liability or obligation to Buyer or its Subsidiaries, including, after the Closing, the Transferred Companies, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Seller Insurance Policy and (D) following the Closing, the Transferred Companies shall continue to be responsible for payment of any assessments made by any Governmental Entity associated with any Assumed Liabilities and none of Seller or any member of the Seller Group shall be responsible for the payment or reimbursement of any such assessments. Nothing in this Section 6.14 shall relieve Buyer or any of its Subsidiaries (including, after the Closing, the Transferred Companies) from any obligations with respect to the Assumed Liabilities or any other Losses. Nothing in this Section 6.14 affects rights of the Buyer Indemnified Parties to be indemnified under Section 8.3. This Agreement shall not be construed to waive any right or remedy of any member of Seller Group in respect of any Seller Insurance Policy.

6.15 Financing.

(a) Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts (unless, with respect to any action, another standard for performance is expressly provided for herein) to obtain the Committed Financing (taking into account any reductions thereof pursuant to Section 6.15(b)(I)(A)) on the terms and conditions set forth in the Commitment Letter (taking into account the anticipated timing of the Marketing Period Termination Date), and Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter or the Fee Letter (or following entry into definitive documents relating to the Committed Financing), such definitive documents) if such amendment, modification or waiver (A) with respect to the Commitment Letter or the Fee Letter or such definitive documents, as applicable, reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Committed Financing (including by increasing the amount of fees to be paid or original issue discount unless the Committed Financing is increased by a corresponding amount or the Committed Financing is otherwise made available to fund such fees or original issue discount) from that contemplated in the Commitment Letter or such definitive documents (other than any reductions permitted pursuant to Section 6.15(b)(I)(A)), or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Committed Financing, in a manner that would, in the case of this subclause (B), reasonably be expected to (x) prevent or materially delay the Closing or the availability of the Committed Financing on the Closing Date or (y) adversely impact the ability of Buyer to enforce its rights against the other parties to the Commitment Letter in any material respect (provided that, subject to compliance with the other provisions of this Section 6.15, Buyer may amend the Commitment Letter or such definitive documents to add additional lenders, arrangers and agents). Buyer shall promptly deliver to Seller copies of any such amendment, modification or replacement. For purposes of this Section 6.15 and Section 5.8 and the definitions of, and references to, the Financing, any Committed Financing Source, any Financing Source and the Marketing Period Termination Date, references to “Committed Financing” shall include the financing contemplated by the Commitment Letter as permitted by this Section 6.15(a) to be amended, modified or replaced and references to “Commitment Letter” shall include such document as permitted by this Section 6.15(a) to be amended, modified or replaced.

(b) Buyer shall (I) use its reasonable best efforts (taking into account the anticipated timing of the Marketing Period Termination Date) to (A) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof, provided that, subject to clause (IV) of this sentence and to the penultimate sentence of this Section 6.15(b), Buyer may, without Seller’s consent, reduce the amount of the Committed Financing under the Commitment Letter to the extent that the remaining amount of the Committed Financing under the Commitment Letter after such reduction, taken together with the net cash proceeds of one or more offerings, placements, sales and/or other issuances of debt and/or equity securities of or term loans to Buyer that are placed into escrow for use solely in paying amounts payable by Buyer at the Closing pursuant to this Agreement, is no less than $10,540,000,000 less the Debt Obligations, (B) negotiate and enter into definitive agreements with respect to the Committed Financing contemplated by the Commitment Letter on the terms and conditions contained in the Commitment Letter (or on such other terms not materially less favorable to Buyer (or its Subsidiaries), as determined in the reasonable judgment of Buyer after consultation with Seller, than the terms and conditions set forth in the Commitment Letter and that do not materially impair the ability of Buyer to fund its obligations at the Closing Date), (C) satisfy all conditions to funding in the Commitment Letter and such definitive agreements with respect thereto that are within its control and to consummate the Committed Financing at or prior to the Closing Date, as applicable, including using its reasonable best efforts to cause the lenders and the other persons committing to fund the Committed Financing on the Closing Date (the “Committed Financing Sources”), (D) enforce its rights under the Commitment Letter and any definitive agreements with respect thereto and (E) comply with its obligations under the Commitment Letter, (II) not use any net proceeds received and placed in escrow as contemplated in this Section 6.15(b) from any Financing other than to fund amounts required to be paid by Buyer pursuant to this Agreement at Closing and fees and expenses related to the Financing and the transactions contemplated hereby, (III) maintain cash on hand or access to other liquid sources of funding in an amount sufficient to make all payments required to be made by Buyer related to the transactions contemplated hereby, including any Required Payment Amount (the amount of which, solely for this purpose, shall be estimated in the good faith judgment of Buyer from time to time, to the extent such amount is not finally determined) and (IV) not take any action that would cause the amount of the Committed Financing to be reduced to the extent that the remaining amount of the Committed Financing under the Commitment Letter after such reduction, taken together with the net cash proceeds of one or more offerings, placements, sales and/or other issuances of debt and/or equity securities of or term loans to Buyer, as contemplated by the Commitment Letter and the related fee letter, that are placed into escrow (which escrow complies with the penultimate sentence of this Section 6.15(b)) for use solely in paying amounts payable by Buyer at the Closing pursuant to this Agreement, is less than $10,540,000,000 less the Debt Obligations. The conditions for the release of funds from any escrow referred to in this Section 6.15(b) shall include no new, additional or modified conditions beyond those applicable to the Committed Financing to the extent that such new, additional or modified conditions would reasonably be expected to prevent or materially delay the Closing or the availability of the escrowed funds on the Closing Date.

(c) Without limiting the generality of the foregoing, Buyer shall give Seller prompt notice (x) of any breach or default by any party to the Commitment Letter or definitive agreements relating to the Committed Financing of which Buyer has Knowledge, (y) of the receipt of any notice or other communication, in each case from any Committed Financing Source with respect to any actual or potential material breach, material default, termination or repudiation by any party to the Commitment Letter or definitive agreements relating to the Committed Financing of any provisions of the Commitment Letter or definitive agreements relating to the Committed Financing and (z) if at any time for any reason Buyer believes that it will not be able to obtain all or any portion of the Committed Financing on the terms and conditions, in the manner or from the Committed Financing Sources contemplated by the Commitment Letter or definitive agreements relating to the Committed Financing. As soon as reasonably practicable after the date Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the second preceding sentence resulting in any portion of the Committed Financing becoming unavailable, or if any portion of the Committed Financing otherwise becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Commitment Letter and Fee Letter, and such portion is reasonably required to effect the Closing, Buyer shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing (“Alternative Financing”) from alternative sources in an amount at least equal to the Committed Financing or such unavailable portion thereof, as the case may be (taking into account any reductions thereof pursuant to Section 6.15(b)(I)(A)), with terms and conditions not materially less favorable to Buyer (or its Subsidiaries), as determined in the reasonable judgment of Buyer after consultation with Seller, than the terms and conditions set forth in the Commitment Letter and the Fee Letter (including the flex provisions therein) and as promptly as reasonably practicable following the occurrence of such event. For the avoidance of doubt, in no event shall the reasonable best efforts obligation set forth in this Section 6.15 be construed so as to require Buyer or any of its Affiliates to (i) agree to, or accept, economic terms that are materially less favorable to Buyer, as determined in the reasonable judgment of Buyer after consultation with Seller, than the economic terms contained in the Commitment Letter and the Fee Letter (assuming the application of the “market flex” provisions) or (ii) seek any equity investment or any offering, placement, sale or other issuance of any equity securities (it being understood and agreed that any Alternative Financing shall be permitted to be in the form of any such equity financing). Buyer shall deliver to Seller true and complete copies of all written agreements, arrangements or contracts (including any side letters or (subject to customary redactions) fee letters) pursuant to which any such alternative source shall have committed to provide any Alternative Financing.

(d) From and after the date of this Agreement, and through the earliest of the Closing, the date on which this Agreement is terminated in accordance with Article IX and the completion of the Committed Financing, Seller shall, and Seller shall cause each of its Subsidiaries and each of its and their representatives to, use its respective reasonable best efforts to provide all cooperation that is necessary, customary or advisable and reasonably requested by Buyer to assist Buyer in the arrangement of the Committed Financing and any public or private offering, sale, placement or other issuance of debt and/or equity securities undertaken in replacement of all or a portion of the Committed Financing (the “Securities Financing” and, together with the Committed Financing, the “Financing”) for the purposes of financing the Purchase Price and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Buyer (it being acknowledged and agreed by Buyer that the receipt of such Financing is not a condition to the Closing), including (A) participating in a reasonable number of meetings, road shows, rating agency sessions and drafting sessions, and participating in reasonable and customary due diligence, (B) furnishing Buyer and the Committed Financing Sources with the Required Information, (C) assisting Buyer and the Committed Financing Sources in the preparation of (1) offering documents for the Financing and (2) materials for rating agency presentations, bank confidential information memoranda, pro forma financial statements and similar documents in connection with the Financing, (D) reasonably cooperating with the marketing efforts for any portion of the Financing, (E) using its reasonable efforts to cause its independent accountants to provide assistance and cooperation in the Financing, including (1) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (2) providing any necessary customary consents to use or file with the SEC their audit reports relating to the Transferred Business and (3) providing any necessary customary “comfort letters,” (F) causing the Transferred Companies to execute and deliver customary definitive financing documents to the extent reasonably requested by Buyer and otherwise facilitating the pledging of collateral reasonably necessary to secure the Financing; provided that the effectiveness of any definitive documentation executed by the Transferred Companies or the pledging of collateral by the Transferred Companies shall be subject to the occurrence of the Closing and (G) furnishing Buyer and any Committed Financing Sources promptly, and in any event at least five (5) Business Days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended. Nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of Seller or its Subsidiaries, (B) require Seller or any of its Subsidiaries to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Buyer or otherwise incur any liability or give any indemnities, in connection with the Financing; provided, however, that Seller shall be responsible for such fees, costs and expenses incurred by Seller in connection with preparing and delivering any of the Financial Statements provided for in Sections 6.18(a) or 6.18(b), or (C) require Seller or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation or by-laws or other comparable organizational documents of Seller or any of its Subsidiaries, any applicable Laws or any material Contract. In addition, nothing herein shall require Seller or any of its Subsidiaries or any of its representatives to deliver legal opinions. In furtherance of and without limitation to the second immediately preceding sentence, nothing herein shall require Seller or any of its Subsidiaries to, enter into any agreement (or require their respective boards of directors or equivalent governing bodies to approve any such agreement) in connection with the Financing. Except for the fees, costs and expenses incurred by Seller in connection with preparing and delivering any of the Financial Statements provided for in Sections 6.18(a) or 6.18(b), Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-

of-pocket third party costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of its Subsidiaries or their respective representatives in connection with the Financing and shall indemnify and hold harmless Seller, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than arising from fraud, intentional misrepresentation, misstatements or omissions on the part of Seller or its Affiliates).

6.16 Ancillary Documents.

(a) At the Closing, Buyer shall, and shall cause each of its applicable Subsidiaries to, execute and deliver each Ancillary Document, and Seller shall, and shall cause each of its applicable Subsidiaries to, execute and deliver each Ancillary Document to which it is a party.

(b) Except as expressly provided in this Agreement, in any Ancillary Document or in connection with providing any service under any Ancillary Document, (i) all data processing, accounting, insurance, banking, personnel, legal, communications, sales and marketing and other services provided to any member of the Seller Group by any of the Transferred Companies, or provided to the Transferred Companies by any member of the Seller Group and (ii) all Intellectual Property licenses granted by any member of the Seller Group to any of the Transferred Companies, including any agreements or understandings (written or oral) with respect thereto, will terminate as of the Closing.

6.17 Assistance with Network Element Software; Seller Owned Software.

(a) Prior to Closing, except to the extent Buyer instructs Seller otherwise with respect to any Software license, the parties shall reasonably cooperate to seek any consents required in connection with the assignment to Newco of the Software licenses between Seller or any of its Affiliates (other than the Transferred Companies) and a third party for Network Element Software used in the Transferred Business, provided that, if any such licenses were obtained pursuant to a master or enterprise license agreement that benefits both the Transferred Business and one or more of Seller’s other businesses, the parties shall reasonably cooperate to seek consent to assign only the portions of such licenses that are applicable to the Transferred Business (collectively, the “Network Element Software Licenses”). If consent for assignment of any Network Element Software License cannot reasonably be obtained, Seller shall not be responsible for providing an alternative arrangement for the use of the applicable Network Elements or Network Element Software (other than by bearing its portion of the NES Consideration as set forth in Section 6.17(c)).

(b) Buyer shall be responsible for negotiating and obtaining its own Contracts with third parties to replace any Network Element Software Licenses in respect of which, following the commercially reasonable efforts of the parties, consent for assignment cannot be obtained. Seller shall use reasonable best efforts to: (i) identify all Network Element Software and third party licensors of Network Element Software as soon as reasonably practicable after the date hereof and (ii) provide (A) a preliminary schedule of such information to Buyer within two (2) months after the date hereof and (B) a substantially final schedule of such information to

Buyer within six (6) months after the date hereof. Buyer shall use such schedules to (x) obtain its own Contracts for such Network Element Software (to the extent necessary in accordance with Section 6.17(a)), (y) notify Seller of any consents for which it will not require Seller’s cooperation pursuant to Section 6.17(a) and (z) obtain appropriate maintenance services with respect to the Network Element Software.

(c) Each of Seller and Buyer shall bear fifty percent (50%) of any consent or one-time license fees required to be paid to (i) any third party vendor in connection with the assignment of any Network Element Software Licenses pursuant to Section 6.17(a) and (ii) any third party vendor in connection with Buyer’s entry into any Contracts to replace any Network Element Software Licenses pursuant to Section 6.17(b) (collectively, the “NES Consideration”) until the aggregate of all such NES Consideration equals $5,000,000 (five million dollars). Buyer shall bear one hundred percent (100%) of the portion of the NES Consideration that exceeds $5,000,000 (five million dollars).

(d) From and after the date hereof until such date that is five (5) years after the Closing Date, to the extent Buyer identifies any Seller Owned Software installed on a Network Element that is necessary for the operation of the Network Element, as operated as of the Closing, then Seller and Buyer shall negotiate in good faith, or amend the Software License Agreement to include, a perpetual, royalty-free license to such Seller Owned Software, on an “as-is, where-is” basis, solely for use as necessary for the operation of the Network Element in the conduct of the Transferred Business and solely on the Network Elements on which such Seller Owned Software was installed as of the Closing.

(e) From and after the date hereof until such date that is five (5) years after the Closing Date, to the extent Buyer identifies any Seller Owned Software (other than Seller Owned Software to which Buyer is entitled to a license pursuant to Section 6.17(d)) that is unique to Seller and necessary for the delivery of services to customers of the Transferred Business as conducted as of the Closing, then Seller and Buyer shall negotiate in good faith, or amend the Software License Agreement to include, a perpetual, royalty-free license to such Seller Owned Software, on an “as-is, where-is” basis, solely for use as necessary for the conduct of the Transferred Business and as such Seller Owned Software was used in the Transferred Business as of the Closing.

(f) The parties acknowledge and agree that (i) Seller Owned Software shall not be unique to Seller or deemed to be unique to Seller, for purposes of Section 6.17(e), if it is reasonably practicable for Buyer to replace such Seller Owned Software with third party Software that is generally or commercially available and, if necessary, is customizable for use in the Transferred Business, (ii) neither Section 6.17(d) nor Section 6.17(e) shall apply to any modules, scripts, applications, components or sub-categories of the SLA Licensed Software that are not expressly set forth, as of the date hereof, in Schedule A to the Software License Agreement and (iii) Seller shall have no responsibility to provide or license (as applicable) to Buyer or any of its Affiliates any maintenance, support, training, revisions, updates, upgrades, modifications, enhancements, new versions, bug fixes, patches or any other assistance of any kind for any Seller Owned Software licensed pursuant to Section 6.17(d) or 6.17(e), unless expressly negotiated and agreed pursuant to a separate Contract between the parties or any of their respective Affiliates.

(g) From the Closing Date until the date that is five (5) years after the Closing Date, Seller, on behalf of itself and its Affiliates, hereby covenants not to sue or commence any other legal proceeding against the Buyer or its Affiliates (including the Transferred Companies) due to the presence, on any Transferred Assets as of the Closing, of any Seller Owned Software to which Buyer and its Affiliates have not been granted a license, provided that, upon learning of any such Seller Owned Software, Buyer promptly either (i) requests and obtains a license for such Seller Owned Software from Seller pursuant to Section 6.17(d) or Section 6.17(e) or (ii) deletes such Seller Owned Software from the applicable Transferred Assets, at Buyer’s expense, and certifies to Seller in writing that such deletion has been completed.

6.18 Financial Information.

(a) At Seller’s sole cost and expense, Seller shall (i) deliver to Buyer by March 31, 2015 audited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related audited combined statements of operations, cash flows and parent funding on an historical basis taking into account adjustments required by the Exchange Act or the Securities Act and prepared on a “predecessor” basis (together with a Narrative Report for such period and an unqualified report thereon of Seller’s independent accountants that expressed the opinion on the Newco Audited Financial Statements; provided, that the inclusion of explanatory language in such accountant’s report describing the special purpose nature of such financial statements, without more, will not make such report qualified) as of and for the year ending December 31, 2014 (such audited combined financial statements together with any reports related thereto, the “Audited 2014 Financial Statements”), (ii) unless the Closing has occurred prior to May 12, 2015, deliver to Buyer as soon as reasonably practicable but in any event no later than May 15, 2015 unaudited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related combined statements of operations, cash flows and parent funding (reviewed in accordance with SAS 100 by Seller’s independent accountants that expressed the opinion on the Newco Audited Financial Statements) as of and for the three months ended March 31, 2015 and the three months ended March 31, 2014 on an historical basis and in compliance with Regulation S-X and prepared on a “predecessor” basis (together with a Narrative Report for such period), (iii) unless the Closing has occurred prior to August 8, 2015, deliver to Buyer as soon as reasonably practicable but in any event no later than August 14, 2015 the unaudited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related combined statements of operations, cash flows and parent funding (reviewed in accordance with SAS 100 by Seller’s independent accountants that expressed the opinion on the Newco Audited Financial Statements) as of and for the three and six months ended June 30, 2015 and the three and six months ended June 30, 2014 on an historical basis and in compliance with Regulation S-X and prepared on a “predecessor” basis (together with a Narrative Report for such period), and (iv) unless the Closing has occurred prior to November 7, 2015, deliver to Buyer as soon as reasonably practicable but in any event no later than November 13, 2015 the unaudited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related combined statements of operations, cash flows and parent funding (reviewed in accordance with SAS 100 by Seller’s independent accountants that expressed the opinion on the Newco Audited Financial Statements) as of and for the three and nine months ended September 30, 2015 and the three and nine months ended September 30, 2014 on an historical basis and in compliance with Regulation S-X and prepared on a “predecessor” basis (together with a Narrative Report for such period) (together with such interim consolidated financial statements delivered pursuant to clauses (ii) and (iii) above, the “Interim 2015 Financial Statements”); provided, however, that if the Closing has not occurred (A) prior to February 29, 2016, Seller shall also deliver to Buyer as soon as reasonably practicable but in any event no later than March 30, 2016 audited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related audited combined statements of operations, cash flows and parent funding (together with an unqualified report of Seller’s independent accountants thereon; provided, that the inclusion of explanatory language in such accountant’s report describing the special purpose nature of such financial statements, without more, will not make such report qualified) of the Transferred Business for the year ending December 31, 2015 on an historical basis and in compliance with Regulation S-X and prepared on a “predecessor” basis (together with a Narrative Report for such period) or (B) with respect to any fiscal quarter of Seller ending after December 31, 2015, Seller shall also deliver to Buyer as soon as reasonably practicable but in any event no later than the date that is 45 days after the end of any such fiscal quarter (provided that such date is prior to the Closing Date) unaudited combined statements of assets, liabilities and parent funding of the Transferred Business, and the related combined statements of operations, cash flows and parent funding (reviewed in accordance with SAS 100 by Seller’s independent accountants that expressed the opinion on the Newco Audited Financial Statements) as of and for the applicable fiscal period of 2015 on an historical basis taking into account adjustments required by the Exchange Act or the Securities Act and prepared on a “predecessor” basis (together with a Narrative Report for such period) (the financial statements referred to in subclauses (A) and (B) of this sentence, together with the Audited 2014 Financial Statements and the Interim 2015 Financial Statements, the “Financial Statements”). If requested by Buyer in writing either prior to the Closing Date or following the Closing Date for a period of one year, Seller shall, as promptly as practicable (and in any event within fifteen (15) Business Days) and at Buyer’s expense, deliver to Buyer any required adjustments and/or supporting documentation relating to the Newco Financial Statements and/or the Financial Statements as Buyer may reasonably require in connection with the Financing or with its reporting obligations under the Securities Act and the Exchange Act.

(b) To the extent the Financial Statements provided above do not include transaction(s) contemplated by the Pre-Closing Reorganization, Seller will prepare, at its expense, a schedule that shows the pro forma effects of the Pre-Closing Reorganization and reconciles any applicable adjustments to the related Financial Statements as a result of the Pre-Closing Reorganization. To the extent pro forma Financial Statements are prepared, Ernst & Young LLP will be engaged, at Buyer’s expense, to perform procedures and deliver a report on such procedures to Buyer. Seller shall deliver the applicable pro forma schedule to Buyer no later than seven (7) days following the date that Seller delivers the corresponding Financial Statements pursuant to Section 6.18(a).

(c) Following the Closing Date for a period of one year, Seller shall, at Buyer’s expense, provide Buyer with such financial information, on a historical basis, in compliance with Regulation S-X and prepared on a “predecessor” basis, from and after January 1, 2014 through the Closing for which quarterly financial statements were not previously provided to Buyer as Buyer may reasonably request with respect to the Transferred Business in connection with its reporting obligations under the Securities Act and the Exchange Act.

6.19 Intellectual Property Matters.

(a) Except as expressly provided in this Agreement or any Ancillary Document, it is expressly agreed that none of Buyer or any of its Subsidiaries (including, after the Closing, the Transferred Companies) is purchasing, acquiring, licensing or otherwise obtaining under this Agreement or any Ancillary Document any right, title or interest (whether express or implied) in, to or under (i) the trademarks Verizon, “Verizon” Logo, “V” Logo, VZ, FIOS, GTE, MCI, NYNEX and BELL ATLANTIC or any other Trademarks that are owned or controlled by Seller or any of its Subsidiaries, or any derivation, variation, translation or adaptation thereof, or any Trademarks that are confusingly similar to, including or embodying any of the foregoing (collectively, the “Seller Trademarks”), or (ii) any other Intellectual Property owned by or licensed to Seller or any of its Subsidiaries (including, prior to the Closing, the Transferred Companies) (the foregoing, together with the Seller Trademarks, the “Seller IP”).

(b) Buyer, for itself and its Subsidiaries (including, after the Closing, the Transferred Companies), acknowledges and agrees that, (i) as between the parties hereto, Seller or its Subsidiaries own or have the exclusive right to use and display any and all of the Seller Trademarks and except as otherwise expressly provided in this Section 6.19 or in any Ancillary Document, neither Buyer nor any of its Subsidiaries (including, after the Closing, the Transferred Companies) shall, as of the Closing, have any rights in or to the Seller Trademarks and (ii) neither Buyer nor any of its Subsidiaries (including, after the Closing, the Transferred Companies) shall contest the use, ownership or validity of any rights of Seller or its Subsidiaries in or to the Seller IP that exists as of the Closing.

(c) Except as expressly provided in this Agreement or any Ancillary Document, Buyer shall, and shall cause its Subsidiaries (including, after the Closing, the Transferred Companies) to, cease and discontinue as of the Closing any and all uses of any and all Seller IP at the expense of Buyer or its Subsidiaries (including, after the Closing, the Transferred Companies). Notwithstanding the foregoing sentence, Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies) shall have a limited right to utilize existing stationery, business cards, signage, vehicles, advertising materials, inventory, packaging, products, equipment, hard hats, tools, tool boxes, kits (safety and others), displays, manuals, forms, service and training literature, bulletins, sales literature, websites, email, computer software, Transferred IT Systems, and other similar materials bearing the Seller Trademarks (but excluding all credit and collection materials and notices) (“Seller Materials”) following the Closing in the administration of the Transferred Business as conducted immediately prior to the Closing Date until the existing supply of such items is depleted or until the date that is one hundred twenty (120) days following the Closing Date (such one hundred twenty (120) day period, the “Phaseout Period”), whichever occurs first; provided, further, that notwithstanding the foregoing, Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies) shall (i) have a period of up to one hundred eighty (180) days following the Closing Date to remove the Seller Trademarks from signs and vehicles to the extent Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies) undertake commercially reasonable efforts immediately to remove such Seller Trademarks from such signs and vehicles, and (ii) use commercially reasonable efforts to remove the Seller Trademarks from tools, equipment, manuals and, except as expressly set forth in Section 6.19(d)(ii), other written materials or other assets that are used solely for internal purposes and are not visible by the public, on or prior to the date that is two hundred seventy (270) days following the Closing Date, or otherwise promptly after becoming aware of any Seller Trademarks on any of the foregoing items. Subject to the foregoing sentence, on or prior to the expiration of the Phaseout Period (or the timeframes set forth in Section 6.19(c)(i)-(ii), as applicable), Buyer shall, and shall cause its Subsidiaries (including, after the Closing, the Transferred Companies) to, destroy, or to remove, strike over, cover over or otherwise eliminate all Seller Trademarks from, all Seller Materials in their possession and to send a written statement to Seller confirming that Buyer has, and has caused its Subsidiaries to have, exhausted or destroyed all such Seller Materials or eliminated all Seller Trademarks therefrom. The foregoing permitted uses in this Section 6.19(c) are subject to (x) compliance by Buyer and its Subsidiaries with the reasonable quality control requirements and guidelines in effect for the Seller Trademarks immediately prior to the Closing, and (y) the conduct of the Transferred Business at a standard and with skill that is at least commensurate with the standard and skill at and with which the Transferred Business was conducted immediately prior to the Closing. Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies) agree that any use of the Seller Trademarks in the operation of the Transferred Business after the Closing, as permitted by this Section 6.19, shall be provided in accordance with all applicable Laws, and Buyer and its Subsidiaries shall not use the Seller Trademarks in a manner that would reasonably be expected to reflect adversely upon Seller’s good name. Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies), shall promptly cease use of the Seller Trademarks in connection with any goods or services whose nature or quality is not substantially the same quality of such goods and/or services prior to the Closing.

(d) Notwithstanding the foregoing Section 6.19(c), nothing therein shall (i) require Buyer or its Subsidiaries to take any steps with respect to, or to destroy, any products (including any packaging), or any service, training, advertising or other related materials that have already been placed on the market or otherwise distributed in the ordinary course of conducting the Transferred Business as conducted immediately prior to the Closing, (ii) preclude Buyer or its Subsidiaries from making any reference to the Seller Trademarks in internal historical, tax, employment or similar records or for purposes of prospectus and similar disclosures as are reasonably necessary and appropriate to describe the historical relationship of the Transferred Business with Seller and its Affiliates, or (iii) preclude Buyer or its Subsidiaries (including, after the Closing, the Transferred Companies) from making use of the Seller Trademarks in a non-trademark manner for purposes of conveying to customers or the general public of the change in ownership or that the name of the business has changed, provided that the use described in this Section 6.19(d)(iii) shall exist for no more than one hundred twenty (120) days after Closing.

(e) Any and all goodwill arising from or in connection with the use of the Seller Trademarks by Buyer or its Subsidiaries (including, after the Closing, the Transferred Companies) shall inure to the benefit of Seller. Buyer, for itself and its Subsidiaries (including, after the Closing, the Transferred Companies), shall indemnify and hold harmless Seller and its Affiliates from and against any and all Losses arising from Buyer’s and its Subsidiaries’ (including, after the Closing, the Transferred Companies’) use of the Seller Trademarks during the Phaseout Period.

(f) The parties hereto acknowledge that any damage caused to Seller or any of its Affiliates by reason of the breach by Buyer or any of its Subsidiaries (including, after the Closing, the Transferred Companies) of this Section 6.19 would cause irreparable harm that could not be adequately compensated for in money damages alone; therefore, each party agrees that, in addition to any other remedies, at law or otherwise, Seller and its Affiliates shall be entitled to seek an injunction from a court of competent jurisdiction restraining and enjoining any violation by Buyer or any of its Subsidiaries (including, after the Closing, the Transferred Companies) of this Section 6.19, and Buyer further agrees, and will cause its Subsidiaries (including, after the Closing, the Transferred Companies) to further agree, that it and they will stipulate to the fact that Seller or any of its Affiliates have been irreparably harmed by such violation and not oppose the granting of such injunctive relief. Buyer hereby waives, and will cause its Subsidiaries (including, after the Closing, the Transferred Companies) to waive, any requirement for the securing or posting of any bond in connection with such remedy.

(g) At the Closing, Buyer shall execute, or shall cause the execution of, such amended organizational documents with respect to the Transferred Companies such that each Transferred Company can effect a change in its respective name to a name not containing any of the Seller Trademarks. Immediately after the Closing, Buyer shall cause the Transferred Companies to file such amended organizational documents with the applicable Governmental Entity and take all other necessary action to fulfill its obligations set forth in this Section 6.19(g) as soon as reasonably practicable.

(h) Buyer acknowledges and agrees that on or before the Closing, Seller or its designee may transfer and migrate to any devices or media at a location or locations designated by Seller or its designee all copies and versions of any Seller Owned Software that reside on any of the IT Systems owned by the Transferred Companies or included in the Transferred Assets; provided, however, Seller or its designee shall leave copies of such Seller Owned Software on such IT Systems to the extent such Seller Owned Software will be licensed to Newco and its Affiliates that conduct the Transferred Business post-Closing pursuant to an Ancillary Document or a software license agreement entered into pursuant to Section 6.17(d) or Section 6.17(e).

(i) From and after the Closing until such date that is five (5) years after the Closing Date, in the event that a third Person asserts against Buyer or any of the Transferred Companies a written claim material to the Transferred Business that the conduct of the Transferred Business as of the Closing infringes, misappropriates or otherwise violates such Person’s Intellectual Property rights, Buyer shall have the right to ask Seller if Seller obtained, prior to the Closing, a license to use or practice such asserted Intellectual Property in support of the Transferred Business (a “Third Party IP License”). After receiving notice from Buyer of such request, Seller shall either (i) notify Buyer that no Third Party IP License provides that the Transferred Business, as a divested business, may use or continue to make use of such asserted Intellectual Property, or (ii)(A) if a Third Party IP License provides that the Transferred Business, as a divested business, may continue to make use of such asserted Intellectual Property (without any need to grant a sublicense thereto), provide a copy of such Third Party IP License to Buyer if Seller is permitted to do so (or use commercially reasonable efforts to obtain such third Person’s consent to disclose such Third Party IP License), or (B) if such Third Party IP License (I) includes a sublicensing right that permits Seller or any of its Affiliates to grant Buyer or the Transferred Companies rights in such asserted Intellectual Property in respect of the Transferred Business as of the Closing, and (II) requires a sublicense to Buyer or the Transferred Companies for such asserted Intellectual Property rights to apply to the Transferred Business as of the Closing, then provided that such a sublicense does not require the payment of any consideration by Seller, Seller shall grant to Buyer a sublicense for such asserted Intellectual Property no greater in scope than Seller’s license under such Third Party IP License, solely for use in the conduct of the Transferred Business as of the Closing.

6.20 Exclusivity. From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Seller and its Affiliates shall not (and shall cause their representatives not to) (i) solicit, initiate, facilitate or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or a majority of the Transferred Business in any State; or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing.

6.21 USF Refunds. To the extent not included in the calculation of Net Working Capital pursuant to Section 3.6, if, after the Closing, Buyer or its Affiliates (A) receive any refund, or (B) utilize the benefit of any overpayment or prepayment of USF contributions which relate to amounts paid by Seller or any of its Subsidiaries (including the Transferred Companies prior to Closing), Buyer shall promptly transfer, or cause to be transferred, to Seller the entire amount of the refund or overpayment (including interest) received or utilized by Buyer or its Affiliates, net of any Taxes or other costs incurred by Buyer or its Affiliates attributable to the receipt of such refund. Buyer agrees to notify Seller promptly of both the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Buyer agrees to use commercially reasonable efforts to claim any such refund or to utilize any such overpayment as soon as possible and to furnish to Seller all information, records and assistance necessary to verify the amount of the refund or overpayment.

6.22 Publishing Agreements. At or prior to the Closing, Buyer shall enter into a publishing agreement, a non-compete agreement and a branding agreement with Dex Media, each effective as of the Closing, as required by Seller’s agreements with Dex Media for the States, unless otherwise agreed by Dex Media.

6.23 Guarantee Obligations and Liens.

(a) Seller and Buyer shall reasonably cooperate, and shall cause their respective Subsidiaries to reasonably cooperate and use their respective reasonable best efforts to: (x) terminate, or to cause Newco, or the appropriate member of the Buyer Group, to be substituted in all respects for Seller or the applicable member of the Seller Group in respect of, all obligations of any member of the Seller Group under any Assumed Liabilities, performance bonds or other financial underwriting identified by Seller for which such member of the Seller Group may be liable, as guarantor, original tenant, primary obligor or otherwise (“Seller Guarantees”), and (y) terminate, or to cause reasonably comparable substitute Transferred Assets to be substituted in all respects for any Excluded Assets in respect of, any liens or Encumbrances identified by Seller on Excluded Assets which are securing any Assumed Liabilities. If such a termination or substitution is not effected by the Closing Date, without the prior written consent of Seller, from and after the Closing Date, Buyer shall not, and shall not permit any member of the Buyer Group to, renew or extend the term of, increase its monetary obligations (or any other obligations for which Seller or any of its Affiliates might be liable) under, or transfer to a third party, any loan, lease, contract or other obligation for which a member of the Seller Group is or may be liable or for which any Excluded Asset is or may be encumbered unless all obligations of the Seller Group and all Encumbrances on any Excluded Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to Seller. Buyer further agrees that to the extent Seller or any of its Affiliates incurs any Losses in connection with such Seller Guarantees on or after the Closing Date, Buyer shall indemnify, defend and hold harmless Seller against, and reimburse Seller for, any and all Losses, including costs or expenses in connection with such Seller Guarantees, including Seller’s expenses in maintaining such Seller Guarantees, whether or not any such Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse Seller to the extent any Seller Guarantee is called upon and Seller or any of its Affiliates incurs any Losses in connection with the Seller Guarantees; provided that the foregoing indemnity shall not apply with respect to any out-of-pocket cost or expense to be borne by Seller, as described in this Section 6.23(a).

(b) Seller and Buyer shall reasonably cooperate, and shall cause their respective Subsidiaries to reasonably cooperate and use their respective reasonable best efforts to: (x) terminate, or to cause a member of the Seller Group to be substituted in all respects for any Transferred Company in respect of, all obligations of any Transferred Company under any Excluded Liabilities for which such Transferred Company may be liable, as guarantor, original tenant, primary obligor or otherwise (“Transferred Company Guarantees”), and (y) terminate, or cause reasonably comparable substitute Excluded Assets to be substituted in all respects for any Transferred Assets in respect of, any liens or Encumbrances on Transferred Assets which are securing any Excluded Liabilities. If such a termination or substitution is not effected by the Closing Date, without the prior written consent of Buyer, from and after the Closing Date, Seller shall not, and shall not permit any member of the Seller Group to, renew or extend the term of, increase its monetary obligations (or any other obligations for which Buyer or any of its Affiliates might be liable) under, or transfer to a third party, any loan, lease, contract or other obligation for which any of the Transferred Companies is or may be liable or for which any Transferred Asset is or may be encumbered unless all obligations of the Transferred Companies and all Encumbrances on any Transferred Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to Buyer. Seller further agrees that to the extent any of the Transferred Companies incurs any Losses in connection with such Transferred Company Guarantees on or after the Closing Date, Seller shall indemnify, defend and hold harmless the Transferred Companies against, and reimburse the Transferred Companies for, any and all Losses, and shall in any event promptly reimburse the Transferred Companies to the extent any Transferred Company Guarantee is called upon and any Transferred Company incurs any Losses in connection with such Transferred Company Guarantees.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to the Obligations of Buyer and Seller. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or written waiver) prior to the Closing of the following conditions:

(a) HSR Act. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated.

(b) FCC and Other Approvals. All approvals, waivers and authorizations required to be obtained from the FCC, the California Public Utility Commission and the Public Utility Commission of Texas pertaining to the transactions contemplated by this Agreement and the Ancillary Documents shall have been obtained.

(c) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law on or after the date of this Agreement that restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

7.2 Conditions to the Obligations of Buyer. The obligation of Buyer to effect the Closing is also subject to the satisfaction (or written waiver by Buyer) prior to the Closing of the following conditions:

(a) Consents and Approvals. All Video Franchisor approvals shall have been obtained, except for such Video Franchisor approvals the failure of which to be obtained would not reasonably be expected, individually or in the aggregate, to have a Buyer Adverse Condition.

(b) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Capital Structure), Section 4.3 (Corporate Authorization), Section 4.6 (Binding Effect) and Section 4.21 (Finders’ Fees) (collectively, the “Specified Representations”) of Seller shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) and (ii) the representations and warranties of Seller set forth in Article IV of this Agreement (other than the Specified Representations) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), and in each case disregarding any materiality and Seller Material Adverse Effect qualifications contained therein (provided that the “Seller Material Adverse Effect” qualifier in Section 4.16(b) and any reference to materiality in the definition of “Material Contract” shall not be disregarded), except, in the case of this clause (ii) for such failures to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(c) No Seller Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, occurrence, development, state of facts, effect, condition or change that, individually or in the aggregate, has had, or is reasonably likely to have, a Seller Material Adverse Effect.

(d) Covenants. The covenants and agreements of Seller to be performed on or prior to the Closing shall have been duly performed in all material respects.

(e) Cutover Milestone. The conditions to Closing set forth under Section 2.4 “Condition to Closing” of the Cutover Plan Support Agreement shall have been satisfied or waived.

(f) Financial Statements. (x) Seller shall have complied in all material respects with its obligation to deliver the Financial Statements required to be delivered pursuant to Section 6.18 prior to the time that the Closing would have occurred pursuant to Section 3.3 (disregarding this clause (x) of Section 7.2(f)) and (y) any unqualified report relating to the Financial Statements and the Newco Financial Statements, as applicable, of Seller’s independent accountants shall not have been withdrawn or qualified (unless another such unqualified report is subsequently delivered and not withdrawn or qualified); provided, that the inclusion of explanatory language in such accountant’s report describing the special purpose nature of such financial statements, without more, will not make such report qualified.

(g) Certificate. Buyer shall have received a certificate, signed by a duly authorized officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Sections 7.2(b) and 7.2(d) have been satisfied.

7.3 Conditions to the Obligations of Seller. The obligation of Seller to effect the Closing is also subject to the satisfaction (or written waiver by Seller) prior to the Closing of the following conditions:

(a) Consents and Approvals. All Video Franchisor approvals shall have been obtained, except for such Video Franchisor approvals the failure of which to be obtained would not reasonably be expected, individually or in the aggregate, to have a Seller Adverse Condition.

(b) Representations and Warranties. The representations and warranties of Buyer set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Corporate Authorization), Section 5.5 (Binding Effect) and Section 5.7 (Finders’ Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date, in which case such representation and warranty shall be so true and correct as of such earlier date). The representations and warranties of Buyer set forth in Article V (other than Section 5.1 (Organization and Qualification), Section 5.2 (Corporate Authorization), Section 5.5 (Binding Effect) and Section 5.7 (Finders’ Fees)) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of such date and time (except to the extent that any such representation expressly speaks as of an earlier date, and in each case disregarding any materiality qualifications contained therein) except in the case of this sentence where such failure would not reasonably be expected to prevent or materially impair or delay Buyer’s or its Subsidiaries ability to perform their respective obligations under this Agreement or the Ancillary Documents.

(c) Covenants. The covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(d) Certificate. Seller shall have received a certificate, signed by a duly authorized officer of Buyer and dated the Closing Date, to the effect that the conditions set forth in Section 7.3(b) and Section 7.3(c) have been satisfied.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

8.1 Survival. The representations and warranties of Seller and Buyer contained in this Agreement and all claims with respect thereto shall survive the Closing for the periods set forth in this Section 8.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of eighteen (18) months after the Closing Date, except that the representations and warranties contained in Section 4.1 (Organization and Qualification), Section 4.2 (Capital Structure), Section 4.3 (Corporate Authorization), Section 4.6 (Binding Effect) and Section 4.21 (Finders’ Fees) shall terminate sixty (60) days after the expiration of the applicable statutes of limitations, the representations and warranties contained in Section 4.10 (Employees and Employee Benefits) and Section 4.13 (Environmental Matters) shall terminate upon the expiration of three (3) years after the Closing Date, and the representations and warranties contained in Section 4.9 (Taxes) shall terminate as of the Closing, except for the representations and warranties contained in Sections 4.9(d), 4.9(h), 4.9(i), 4.9(j) and 4.9(l) and the related indemnification obligations contained in Section 6.5 (Tax Matters) which shall survive as provided for in Section 6.5. Any claim for breach of representation or warranty must be delivered prior to the expiration of the applicable survival term set forth in this Section 8.1. It is the intention of the parties that the survival periods and termination dates set forth in this Section 8.1 supersede any statute of limitation applicable to such representations and warranties or claims with respect thereto. Any covenants contained in this Agreement shall survive in accordance with their terms and any claim for Losses in respect of a breach of a covenant for which this Agreement contemplated performance prior to Closing must be delivered within eighteen (18) months after the Closing.

8.2 Indemnification by Buyer. Buyer agrees that from and after the Closing Date it shall indemnify, defend and hold harmless Seller, each of Seller’s Subsidiaries, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties”) from, against and in respect of any claims, damages, losses, charges, Liabilities, actions, suits, proceedings, judgments, settlements, assessments, interest, penalties, and reasonable costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) actually incurred or suffered by any of the Seller Indemnified Parties arising out of or resulting from, (i) any breach of any representation or warranty made by Buyer in Article V of this Agreement (including as if such representations and warranties were made as of the Effective Time (except for such representations and warranties that are made as of a specific date)) for the period such representation or warranty survives, (ii) except to the extent that the Buyer Indemnified Parties are entitled to be indemnified in respect thereof (without giving effect to the limitations contained in Section 8.1 or 8.3(b)), any of the Assumed Liabilities, (iii) any breach of a covenant or agreement of Buyer or any of its Affiliates contained in this Agreement and (iv) except to the extent that the Buyer Indemnified Parties are entitled to be indemnified in respect thereof (without giving effect to the limitations contained in Section 8.1 or 8.3(b)), any Liabilities that Buyer has expressly agreed to assume pursuant to this Agreement.

8.3 Indemnification by Seller.

(a) Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Buyer, its Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees (other than the Business Employees) and their heirs, successors and permitted assigns, each in their capacity as such (the “Buyer Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses actually incurred or suffered by any of the Buyer Indemnified Parties arising out of or resulting from (i) subject to Section 8.3(b), any breach of any representation or warranty made by Seller in Article IV of this Agreement (including as if such representations and warranties were made as of the Effective Time (except for such representations and warranties that are made as of a specific date)) for the period such representation or warranty survives, (ii) any breach of any covenant or agreement of Seller contained in this Agreement, (iii) any of the Excluded Liabilities, (iv) all USF contributions that relate to the Transferred Business prior to the Closing, and (v) any Indebtedness of the Transferred Companies existing as of immediately prior to the Closing (after taking into account the Pre-Closing Reorganization) and not reflected on the Final Closing Statement.

(b) Seller shall not be liable to the Buyer Indemnified Parties for any Losses with respect to the matters contained in Section 8.3(a)(i) unless the Losses therefrom exceed an aggregate amount equal to $131,750,000 (the “Indemnity Threshold”) and then only for Losses in excess of that amount and up to an aggregate amount equal to $1,054,000,000 (the “Indemnity Cap”). Seller shall not be liable to the Buyer Indemnified Parties in respect of any individual claim or series of claims arising out of a similar occurrence or set of facts for indemnification under Section 8.3(a)(i) involving Losses of less than $300,000 and no such amounts shall be taken into account for purposes of satisfying the Indemnity Threshold. Notwithstanding the foregoing, the limitations set forth in this Section 8.3(b) shall not apply to any claims for Losses resulting from or arising out of breaches of the Specified Representations or Section 4.9(l) or due to fraud by or on behalf of Seller.

(c) For purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any “material”, “materially”, “in all material respects”, “in any material respect”, “material to the Transferred Business” and “Seller Material Adverse Effect” qualification contained in or otherwise applicable to such representation or warranty, provided that (A) such qualifiers shall not be disregarded in Section 4.7(d) (Financial Statements), Section 4.8 (Litigation and Claims), Section 4.10(i) (Employees and Employee Benefits), Section 4.15(a) (Contracts), Section 4.16 (Absence of Changes), the first sentence of Section 4.18 (Communications Licenses) or Section 4.19 (Title to Property), and (B) the word “material” shall not be disregarded where it immediately precedes (1) the term “Seller Benefit Plan” in Section 4.10 (Employees and Employee Benefits) and (2) the term “Governmental Authorizations” in Section 4.12 (Compliance with Laws; Communications Authorizations). The rights of an Indemnified Party to indemnification under this Agreement or any Ancillary Documents shall not be affected by any investigation conducted or actual or constructive knowledge acquired at any time by such Indemnified Party, whether before or after the date of this Agreement or any Closing Date.

8.4 Third-Party Claim Indemnification Procedures.

(a) In the event that any claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (other than a claim by a Taxing authority for Taxes) (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than thirty (30) days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has an adverse effect on the resolution of the Third-Party Claim or on the defenses or other rights available to the Indemnifying Party with respect to such Third-Party Claim. The Indemnifying Party shall have thirty (30) days after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim. Notwithstanding anything to the contrary contained herein, to the extent that Buyer reasonably expects that the Losses resulting from a Third-Party Claim would not, when aggregated with all other Losses for which Seller has previously indemnified Buyer Indemnified Parties pursuant to this Agreement or would reasonably be expected to indemnify Buyer Indemnified Parties in the future (based on information available at such time), exceed the Indemnity Threshold, Buyer shall have the right to defend such Third-Party Claim and shall have the sole power to direct and control such defense.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense. If the Indemnified Party shall participate in any such defense, it shall participate at its sole cost and expense unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate, due to a non-waivable conflict, or (ii) the Indemnified Party assumes the defense of a Third-Party Claim after the Indemnifying Party has failed to diligently pursue a Third-Party Claim it has assumed, in which case the Indemnifying Party shall be liable for the reasonable and documented fees and expenses of one separate counsel (in addition to any necessary local counsel) to the extent such Third-Party Claim is subject to indemnification or reimbursement under Section 8.2 or Section 8.3. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party, (ii) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party, (iii) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party, or (iv) except to the extent within the amounts set forth in Section 8.3(b) if applicable, any monetary liability of the Indemnified Party that will not be paid or reimbursed by the Indemnifying Party.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) is not entitled to defend the Third-Party Claim as a result of the Indemnified Party’s election to defend the Third-Party Claim as provided in Section 8.4(b) hereof, or (iii) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnified Party shall have the right but not the obligation to provide its own defense and shall consult with the Indemnifying Party regarding the strategy for defense of such claim, including with respect to the Indemnified Party’s choice of legal counsel; it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by whether it assumes the defense of such Third-Party Claim. The Indemnified Party shall have no liability with respect to a Third-Party Claim settled in violation of the last sentence of Section 8.4(b).

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents, and employees (including, if necessary, availability for depositions and testifying); it being understood that the reasonable and documented costs and expenses of the Indemnified Party relating thereto shall be considered Losses. The Indemnified Party and the Indemnifying Party shall keep each other fully informed with respect to the status of such Third-Party Claim.

(e) The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges (if applicable).

(f) Each of Buyer and Seller hereby consents to the non-exclusive jurisdiction of any court in which a Third-Party Claim is brought for purposes of any claim for indemnification or reimbursement with respect to such Third-Party Claim or the matters alleged therein.

8.5 Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VIII for any consequential, punitive, special or exemplary damages, regardless of the form of action, whether in contract, tort, strict liability or otherwise, and whether or not such damages were foreseen or unforeseen, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim; provided, however, that nothing herein shall limit an Indemnified Party’s ability to recover lost profits or diminution in value to the extent they are reasonably foreseeable damages from the applicable matter that is the subject of an indemnity claim.

8.6 Limitation on Indemnification by Seller. Seller shall not be required to indemnify, defend or hold harmless the Buyer Indemnified Parties from, against or in respect of any Losses incurred or suffered by any of the Buyer Indemnified Parties arising out of or resulting from any Liability to the extent the amount of such Liability is included in the calculation of Final Net Working Capital.

8.7 Adjustments to Losses.

(a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article VIII, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) Reimbursements and Adjustments. In calculating the amount of any Loss for which either party is entitled to indemnification hereunder, to the extent such Loss is otherwise recovered by a party pursuant to other terms of this Agreement or any Ancillary Document, such amount actually recovered shall be deducted from the amount owed for such Loss, so that the same amount shall not be paid more than once.

(c) Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof (net of any actual costs or expenses incurred in connection with obtaining such amount), less (B) the full amount of the Loss.

8.8 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VIII promptly following receipt from an Indemnified Party of a claim for a Loss that is the subject of indemnification hereunder, unless and for so long as the Indemnifying Party in good faith disputes such claim in which event it shall so notify the Indemnified Party. The Indemnifying Party agrees to provide reasonable supplementary documentation for all claims they make under this Article VIII. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) Business Days following any Final Determination of such Loss and the Indemnifying Party’s liability therefor.

8.9 Characterization of Indemnification Payments. Except as otherwise required by Law, all payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 6.23, Section 8.2 or Section 8.3 hereof shall be treated as adjustments to the Purchase Price for Tax purposes.

8.10 Mitigation. Nothing herein shall prevent an Indemnifying Party from asserting that the amount of such Loss incurred by an Indemnified Party for which indemnification is sought hereunder may take into account the Indemnified Party’s failure to use commercially reasonable efforts to mitigate such Loss; it being understood that any such assertion shall not be dispositive in determining the amount of such Loss.

8.11 Remedies. Except as otherwise expressly specified in this Agreement, the rights and remedies of Seller and Buyer under this Article VIII are exclusive following the Closing and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement or otherwise for monetary relief with respect to the subject matter hereof. The parties covenant not to sue, assert any arbitration claim or otherwise threaten any claim other than those described in this Article VIII as being available under the particular circumstances described in this Article VIII.

8.12 Specific Performance. The parties acknowledge and agree that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy. The parties accordingly agree that, in addition to any other rights or remedies it may have at law or in equity, the other party shall be entitled to (x) enforce the terms of this Agreement by decree of specific performance without the necessity of proving the inadequacy of monetary damages as a remedy and (y) seek injunctive relief against any breach or threatened breach of this Agreement. Neither party will contest an action by the other party for injunctive relief or an order of specific performance on the basis that there is an adequate remedy at law, or that an award of specific performance is not an appropriate remedy for any reason, at law or in equity. The parties agree to not seek and agree to waive any requirement for the securing or posting of a bond in connection with a party seeking or obtaining any relief pursuant to this Section 8.12.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual agreement of Buyer and Seller;

(b) by either Buyer or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred by the date that is fourteen months after the date hereof (as extended pursuant to this Section 9.1, the “Termination Date”); provided, however, that in the event that, as of such date, all Closing conditions other than the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.2(a), Section 7.2(e), Section 7.2(f) or Section 7.3(a)

are satisfied, waived or capable of being satisfied as of such date (assuming for such purpose that such date were the Closing Date), then the Termination Date may be extended by either Buyer or Seller on one or more occasions upon written notice to the other party and the period of each such extension shall be for a one month period, not to exceed four (4) calendar months in the aggregate, to satisfy the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.2(a), Section 7.2(e), Section 7.2(f) and Section 7.3(a); provided, further, that if Buyer shall have delivered the notice contemplated by the proviso of clause (i) of Section 3.3, neither Buyer nor Seller may terminate this Agreement until the second Business Day of the immediately following month;

(c) by either Buyer or Seller, by giving written notice of such termination to the other party, if any Order prohibiting the Closing shall become final and non-appealable;

(d) by Buyer if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(b) or 7.2(d) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) sixty (60) days after written notice thereof is given by Buyer to Seller and (ii) the Termination Date; or

(e) by Seller if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(b) or 7.3(c) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) sixty (60) days after written notice thereof is given by Seller to Buyer and (ii) the Termination Date.

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no further effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 9.2 and in the last sentence of Section 6.1 (Access and Information), and in Section 10.1 (Notices), Section 10.2 (Amendment; Waiver), Section 10.3 (No Assignment or Benefit to Third Parties), Section 10.4 (Entire Agreement), Section 10.6 (Public Disclosure), Section 10.7 (Expenses), Section 10.11 (Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial), Section 10.14 (Severability), Section 10.15 (Construction) and Section 10.17 (No Recourse) hereof (and any related definitional provisions set forth in Article I), and except that nothing in this Section 9.2 shall relieve any party from liability for any fraud or willful or material breach of this Agreement that arose prior to such termination.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To Buyer:

Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905
Telephone:	(203) 614-5600
Facsimile:	(203) 614-4651
Attn:	General Counsel

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone:	(212) 735-3000
Facsimile:	(212) 735-2000
Attn:	Martha E. McGarry
Thomas W. Greenberg

To Seller:

Verizon Communications Inc.
One Verizon Way
Basking Ridge, New Jersey 07920
Telephone:	(908) 559-2001
Facsimile:	(908) 766-3818
Attn:	William L. Horton, Jr., Senior Vice President, Deputy
General Counsel and Corporate Secretary
Michael Rosenblat, Vice President, Associate General
Counsel

With a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Telephone:	(212) 909-6000
Facsimile:	(212) 909-6836
Attn:	Jeffrey J. Rosen
Michael A. Diz

10.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding the foregoing, the provisions of this Section 10.2, Section 10.3, Section 9.2, Section 10.11 and Section 10.17, to the extent affecting any of the Financing Sources, may not be amended, modified, waived or supplemented (including any defined term used therein) in a manner adverse to any of the Financing Sources without the prior written consent of each such affected Financing Source.

10.3 No Assignment or Benefit to Third Parties.

(a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its duties or obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, provided that Buyer may, by written notice, assign any and all of its rights under this Agreement (A) to one or more of its wholly owned Subsidiaries or (B) to the Committed Financing Sources for collateral security purposes (but no such assignment referred to in the foregoing clause (A) or (B) shall relieve Buyer of any of its duties or obligations hereunder). Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement, except for the rights of the Financing Sources pursuant to this Section 10.3, Section 10.2, Section 9.2, Section 10.11 and Section 10.17 and Outside Counsel pursuant to Section 10.18.

(b) Prior to the Closing, Buyer shall not convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Buyer substantially as an entirety shall expressly assume, by an instrument in writing, executed and delivered to Seller, in form reasonably satisfactory to Seller, the due and punctual payment of any amounts due from Buyer at or prior to the Closing hereunder and the performance or observance of every covenant of this Agreement on the part of Buyer to be performed or observed at or prior to the Closing.

10.4 Entire Agreement. This Agreement (including the Confidentiality Agreement, and all Disclosure Schedules, Annexes and Exhibits hereto) and the Ancillary Documents contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

10.5 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

10.6 Public Disclosure. Each party hereto shall obtain consent of the other party (such consent to be not unreasonably delayed, conditioned or withheld), prior to issuing any press releases regarding this Agreement or the transactions contemplated hereby, except as required by Law or by any Governmental Entity and except to the extent that the text of such release is substantially similar to text that has previously been publicly disclosed by Seller or Buyer in accordance with the terms of this Agreement or is substantially similar to any mutually agreed upon communication plan. In the case of any such press release to be made as required by Law or by any such Governmental Entity, the party proposing to make such disclosure shall provide the other party a reasonable opportunity to review and comment on any reference to this Agreement or the transactions contemplated hereby, prior to issuing or making any such press release (and such disclosing party shall review and consider any such comments in good faith). To the extent practicable, each party shall use reasonable best efforts to cause any other public announcements or public disclosures (other than press releases) with respect to the transactions contemplated by this Agreement and any Ancillary Documents to be consistent with the parties’ prior disclosures and any mutually agreed upon communication plan. Notwithstanding the foregoing, Buyer may, in connection with the Financing, disclose information concerning the transactions contemplated by this Agreement or the Ancillary Documents of the type typically included in a public debt offering on Form S-3 where the proceeds are to be used by an operating company in the telecommunications industry to finance an acquisition, including pro forma financial information and a summary of the transaction, this Agreement and the Ancillary Documents, after providing Seller a reasonable opportunity to review such disclosure and acting in good faith to take into account the reasonable comments of Seller; provided, however, that Buyer will not disclose any information that is competitively sensitive to Seller, without obtaining Seller’s prior written consent. To the extent a party is obligated to file this Agreement or any Ancillary Document publicly with any Governmental Entity, such party shall give the non-disclosing party a reasonable opportunity to review and comment (and shall in good faith take into account the comments of such party) on the scope of any redactions and requests for confidential treatment of the terms hereof.

10.7 Expenses. Except as otherwise expressly provided in this Agreement or the Ancillary Documents, whether or not the transactions contemplated by this Agreement and the Ancillary Documents are consummated, all costs and expenses incurred in connection with this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby shall be borne by the party incurring such expenses. For the avoidance of doubt, except as otherwise expressly provided in this Agreement or the Ancillary Documents, whether or not the transactions contemplated by this Agreement and the Ancillary Documents are consummated, any fees or expenses incurred by any of Seller, its Subsidiaries of the Transferred Companies or any of their respective Affiliates (including the fees and expenses of legal counsel, any accountant, auditor, broker, financial advisor or consultant retained by them or on their behalf) in connection with the preparation, negotiation, execution and delivery of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated by this Agreement shall be the responsibility of, and paid by, Seller.

10.8 Bulk Sales. Seller and Buyer (on behalf of themselves and their Subsidiaries) agree to waive compliance with Article 6 of the Uniform Commercial Code and other bulk sales Laws as adopted in each of the jurisdictions in which any of the Transferred Assets are located to the extent that such Article is applicable to the transactions contemplated by this Agreement and the Ancillary Documents.

10.9 Further Assurances.

(a) From time to time after the Closing Date, Seller shall, and shall cause its applicable Subsidiaries to, promptly execute, acknowledge and deliver any other documents and take such further actions as may be reasonably requested by Buyer and necessary for Buyer to satisfy its obligations hereunder or under the Ancillary Documents.

(b) From time to time after the Closing Date, Buyer shall, and shall cause its Subsidiaries to, promptly execute, acknowledge and deliver any other documents and take such further actions as may be reasonably requested by Seller and necessary for Seller or any of its Subsidiaries to satisfy its obligations hereunder or under the Ancillary Documents.

(c) If after the Closing Date, Seller or its Affiliate (other than a Transferred Company), on the one hand, or Buyer, on the other hand (the “Receiving Party”), receives any funds which belong to the other party (the “Entitlement Party”) under this Agreement or the Ancillary Documents, the Receiving Party shall hold such funds in trust for, and immediately pay over such funds to, the Entitlement Party.

(d) In the event it is determined following the Closing that (i) any asset that constitutes a Transferred Asset should have been transferred to the Transferred Companies pursuant to Section 2.1 but was not so transferred, such asset shall be promptly transferred, without the payment of additional consideration by Buyer or the Transferred Companies, to the applicable Transferred Company, and shall upon such transfer constitute a Transferred Asset and (ii) any Liability that constitutes an Assumed Liability that should have been assumed by the Transferred Companies pursuant to Section 2.3 but was not assumed pursuant to an instrument of assumption, such Liability shall be promptly assumed by the applicable Transferred Company (and Buyer shall cause the applicable Transferred Company to assume such Liability), without the payment of additional consideration by Seller, pursuant to an instrument of assumption.

(e) In the event it is determined following the Closing that (i) any asset that is not a Transferred Asset and should not have been transferred to, or held by, the Transferred Companies pursuant to Section 2.1 but was transferred to, or held by, the Transferred Companies, such asset shall be promptly transferred (and Buyer shall cause the applicable Transferred Company to transfer such asset), without the payment of consideration by Seller, to Seller, and shall upon such transfer not constitute a Transferred Asset or (ii) any Liability that is an Excluded Liability that should not have been assumed or retained by the Transferred Companies pursuant to Section 2.3 but was assumed pursuant to an instrument of assumption or retained by the Transferred Companies, such Liability shall be promptly assumed by Seller, without the payment of additional consideration by Buyer, pursuant to an instrument of assumption.

(f) The obligations of Buyer and Seller under subsections (a), (b), (d), (e) and (f) of this Section 10.9 shall terminate on the date that is one year following the Closing Date.

10.10 Disclaimer of Other Representations or Warranties. EACH PARTY AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR THE ANCILLARY DOCUMENTS, NEITHER BUYER NOR

SELLER MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION (INCLUDING IN ANY DATAROOM OR MANAGEMENT PRESENTATION OR INFORMATION MEMORANDUM OR IN RESPONSE TO QUESTIONS SUBMITTED BY A PARTY OR ANY OF ITS REPRESENTATIVES AND INCLUDING ANY PROJECTIONS OR SIMILAR INFORMATION), MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WHETHER WRITTEN OR ORAL, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE ANCILLARY DOCUMENTS OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE ANCILLARY DOCUMENTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER PARTY OR THE OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. FOR THE AVOIDANCE OF DOUBT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV OR THE ANCILLARY DOCUMENTS, (I) NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY ON BEHALF OF SELLER, AND, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, SELLER MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ANY EXCLUDED ASSETS AND (II) THE TRANSFERRED ASSETS AND TRANSFERRED COMPANIES ARE ASSIGNED “AS IS” WITHOUT ANY WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, INCLUDING ANY WARRANTIES OF OR RELATED TO TITLE, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

10.11 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDITORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Documents (including any action or proceeding involving any Financing Sources), exclusively in courts of the State of New York located in the Borough of Manhattan or Federal courts of the United States of America located in the Southern District of New York (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Documents (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (d) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.1 of this Agreement and (e) agrees not to bring or permit any of their controlled Affiliates to bring any such action or proceeding in any court other than the Chosen Courts. EACH OF THE

PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING INVOLVING ANY FINANCING SOURCES). The provisions of this Section 10.11 shall inure to the benefit of, and be enforceable by, each Financing Source, each of which is hereby intended to be an express third-party beneficiary of this Section 10.11.

10.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

10.13 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

10.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.15 Construction. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.16 Payments. No party hereto shall be entitled to payment under any provision of this Agreement for any amount to the extent payment with respect to the same matter is recovered by such Person or its Affiliates or such amount is otherwise included or taken into consideration under any other provision of this Agreement or any Ancillary Document such that such party would be unfairly enriched.

10.17 No Recourse. No Financing Source shall have any liability for any obligations or liabilities hereunder of the parties to this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of Seller against Buyer (including in connection with causing Buyer to enforce its rights against the Financing Sources), Seller (on behalf of itself and its stockholders, partners, members, Affiliates, directors, officers and employees, representatives and agents) hereby waives to the fullest extent permitted by law any rights or claims against any Financing Source in connection with this Agreement or the Commitment Letter or any other commitment or engagement with respect to any Financing or Alternative Financing, whether in law or equity, in contract, in tort or otherwise.

10.18 Conflicts; Privilege. Recognizing that Debevoise & Plimpton LLP and certain other law firms or outside counsel (each an “Outside Counsel”) have acted as legal counsel to Seller, the Transferred Companies and certain of their respective Affiliates prior to date hereof, and that Debevoise & Plimpton LLP intends to act as legal counsel to Seller and its Affiliates after the Closing (which will no longer include the Transferred Companies), Buyer hereby waives, on its own behalf and agrees to cause its Affiliates, the Transferred Companies and its Subsidiaries to waive, any conflicts that may arise in connection with Debevoise & Plimpton LLP representing Seller or its Affiliates after the Closing as such representation may relate to Buyer, the Transferred Companies or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between Seller, its Subsidiaries, the Transferred Companies and their respective Affiliates, on the one hand, and such Outside Counsel or internal counsel of Seller or any of its Affiliates, on the other hand, in the course of the negotiation, documentation, preparation, execution, delivery and consummation of the transactions contemplated hereby, or any dispute or proceeding arising under or in connection with this Agreement (including in any claim for indemnification brought by Buyer), shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Transferred Companies). Accordingly, the Transferred Companies shall not have access to any such communications or to the files of such Outside Counsel or such internal counsel relating to such engagement from and after the Closing and none of Buyer, the Transferred Companies or any Person acting or purporting to act on behalf of or through Buyer or the Transferred Companies shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Buyer or the Transferred Companies. Without limiting the generality of the foregoing, from and after the Closing, (a) Seller and its Affiliates (and not the Transferred Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Transferred Companies shall be a holder thereof, (b) to the extent that files of such Outside Counsel or such internal counsel in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Transferred Companies) shall hold such property rights and (c) such Outside Counsel or such internal counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Transferred Companies by reason of any attorney-client relationship between such Outside Counsel or such internal counsel and the Transferred Companies or otherwise. For the avoidance of doubt, nothing in this Section 10.18 shall apply to any communication between the Transferred Companies and their Affiliates (including Buyer), on the one hand, and internal counsel of the Transferred Companies, on the other hand, from and after the Closing. This Section 10.18 will be irrevocable, and no term of this Section 10.18 may be amended, waived or modified, without the prior written consent of such Outside Counsel.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ Mary Agnes Wilderotter
Name:	Mary Agnes Wilderotter
Title:	Chairman and Chief Executive Officer

VERIZON COMMUNICATIONS INC.

By:	/s/ John H. Doherty
Name:	John H. Doherty
Title:	Senior Vice President, Corporate Development and Ventures